   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 1997


                                                      REGISTRATION NO. 333-32827
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         AMERICAN ITALIAN PASTA COMPANY
             (Exact name of registrant as specified in its charter)

            DELAWARE                            2099                           84-1032638
  (State or other jurisdiction      (Primary Standard Industrial             (IRS Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)

                                1000 ITALIAN WAY
                       EXCELSIOR SPRINGS, MISSOURI 64024
                                 (816) 502-6000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               TIMOTHY S. WEBSTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         AMERICAN ITALIAN PASTA COMPANY
                                1000 ITALIAN WAY
                       EXCELSIOR SPRINGS, MISSOURI 64024
                                 (816) 502-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   Copies to:

             JAMES A. HEETER, ESQ.                              JOHN J. MCCARTHY, JR., ESQ.
         SONNENSCHEIN NATH & ROSENTHAL                             DAVIS POLK & WARDWELL
          4520 MAIN STREET, SUITE 1100                              450 LEXINGTON AVENUE
          KANSAS CITY, MISSOURI 64111                             NEW YORK, NEW YORK 10017
                 (816) 932-4400                                        (212) 450-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                                  PROPOSED MAXIMUM
                                                                 AGGREGATE OFFERING           AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED               PRICE(1)           REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------
Class A Convertible Common Stock, $.001 par value...........        $115,000,000              $34,848.49
==============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2) Previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE



     This Registration Statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Class A Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Class A Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labeled "Alternate International Cover Page."

PROSPECTUS (Subject to Completion)


Issued September    , 1997


                                           Shares
                                                                       AIPC LOGO
                         American Italian Pasta Company
                              CLASS A COMMON STOCK
                            ------------------------

 OF THE       SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY,       SHARES
  ARE BEING SOLD BY THE COMPANY AND       SHARES ARE BEING SOLD BY THE SELLING
  STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF CLASS A COMMON STOCK BY
   THE SELLING STOCKHOLDER. OF THE       SHARES OF CLASS A COMMON STOCK BEING
 OFFERED HEREBY,       SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES
AND CANADA BY THE U.S. UNDERWRITERS AND       SHARES ARE BEING OFFERED INITIALLY
  OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE
CLASS A COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL
      PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $    AND $    . SEE
 "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING
                       THE INITIAL PUBLIC OFFERING PRICE.
                            ------------------------
THE COMPANY HAS TWO CLASSES OF AUTHORIZED COMMON STOCK CONSISTING OF THE CLASS A
   COMMON STOCK OFFERED HEREBY AND CLASS B COMMON STOCK. SEE "DESCRIPTION OF CAPITAL STOCK." HOLDERS OF CLASS A COMMON STOCK ARE ENTITLED TO ONE VOTE PER SHARE ON EACH MATTER SUBMITTED TO A VOTE OF STOCKHOLDERS. THE CLASS B COMMON
 STOCK IS NON-VOTING EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES AND AS REQUIRED BY LAW. ALL HOLDERS OF COMMON STOCK ARE ENTITLED TO RECEIVE SUCH DIVIDENDS AND
  DISTRIBUTIONS, IF ANY, AS MAY BE DECLARED FROM TIME TO TIME BY THE BOARD OF
                                   DIRECTORS.
                            ------------------------
  APPLICATION HAS BEEN MADE FOR LISTING OF THE CLASS A COMMON STOCK ON THE NEW
                  YORK STOCK EXCHANGE UNDER THE SYMBOL "PLB."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                  Underwriting
                               Price to           Discounts and         Proceeds to      Proceeds to Selling
                                Public           Commissions(1)         Company(2)           Stockholder
                               --------          --------------         -----------      -------------------
Per Share...............  $                    $                    $                    $
Total(3)................  $                    $                    $                    $

------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by the Company estimated at $          .
(3) The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to
    purchase up to an aggregate of           additional Shares of Class A Common
    Stock at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Stockholder will be $      , $      , $      , and $      ,
    respectively. See "Underwriters."

                            ------------------------

     The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares of Class A Common Stock
will be made on or about           , 1997 at the office of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
            ALEX. BROWN & SONS
                     INCORPORATED
                         GOLDMAN, SACHS & CO.
                                     GEORGE K. BAUM & COMPANY

              , 1997

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                      [Picture of Branded Pasta Products]

                      AIPC'S PASTA LABELLA(R) BRANDED PASTA



             [Picture of Private Label and Branded Pasta Products]

                     AIPC'S PRIVATE LABEL AND BRANDED PASTA



                [Picture of CPC Products to be produced by AIPC]

MUELLER'S(R) IS A REGISTERED TRADEMARK OF CPC INTERNATIONAL INC.

                        PRODUCTS TO BE PRODUCED BY AIPC
                           FOR CPC INTERNATIONAL INC.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING STOCKHOLDER AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    4
Risk Factors...........................   10
Use of Proceeds........................   17
Dividend Policy........................   17
Capitalization.........................   18
Dilution...............................   19
Selected Financial and Other Data......   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   22
Business...............................   32
Management.............................   43



                                         PAGE
                                         ----
Certain Relationships and Related
  Transactions.........................   50
Principal and Selling Stockholders.....   53
Description of Capital Stock...........   55
Shares Eligible for Future Sale........   58
Certain United States Federal Income
  Tax Considerations for Non-U.S.
  Holders..............................   60
Underwriters...........................   63
Legal Matters..........................   66
Experts................................   67
Additional Information.................   67
Index to Audited Financial
  Statements...........................  F-1


                            ------------------------

     This Prospectus contains forward-looking statements and information based on management's beliefs or assumptions made by and information currently available to management that involve risks and uncertainties. If one or more of these risks or uncertainties materialize, or should such assumptions prove incorrect, the Company's actual results may be materially different from those anticipated. Factors that may cause such differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company undertakes no obligation to update any such forward-looking statements to reflect future events or developments.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all references in this Prospectus to (i) the "Company" and "AIPC" shall mean American Italian Pasta Company, a Delaware corporation, and its predecessor unless the context otherwise requires; and (ii) "pasta" shall mean dry pasta, including dry pasta used in shelf-stable, frozen and canned pasta products. Unless otherwise indicated, all information in this Prospectus has been adjusted to give effect to the Recapitalization (as defined herein) and assumes the U.S. Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

OVERVIEW


     AIPC is the third largest and one of the fastest-growing producers and marketers of pasta in North America. The Company commenced operations in 1988 with the North American introduction of new, highly-efficient durum wheat milling and pasta production technology. Management believes that the Company's singular focus on pasta, vertically-integrated facilities, continued technology leadership and development of a highly-skilled workforce enable AIPC to produce high-quality pasta at costs significantly below those of most of its competitors. Management believes that the combination of the Company's favorable cost structure, the higher average age of its competitors' North American pasta production equipment and the growing pasta consumption in North America creates significant opportunities for continued growth. The Company's revenue and operating income excluding product introduction costs were $121.6 million and $16.7 million, respectively, for the calendar year ended December 31, 1996, and grew at compound annual growth rates ("CAGR") of 33% and 33%, respectively, over the five-year period ended December 31, 1996. During the nine-month period ended June 30, 1997, the Company had revenue of $93.6 million and an operating margin excluding product introduction costs of 15.9%.


     The Company has rapidly established a significant market presence in North America by developing strategic customer relationships with food industry leaders that have substantial pasta requirements. North American pasta consumption exceeded 5.0 billion pounds in 1995 and is projected to grow to approximately 5.8 billion pounds by 2002 based on industry and trade sources and the Company's own analysis. The Company has a long-term supply agreement with Sysco Corporation ("Sysco"), the nation's largest marketer and distributor of foodservice products. In 1998, AIPC will become the exclusive producer of Mueller's(R), the largest pasta brand in the United States, pursuant to a recent long-term manufacturing and distribution agreement with CPC International Inc. ("CPC"). CPC has announced its intention to close its current pasta production facility by December 1997. AIPC is also the primary supplier of pasta to Sam's Wholesale Club ("Sam's Club"), the largest club store chain in the United States, and supplies private label and branded pasta to six of the 10 largest grocery retailers in the United States, including Wal*Mart, A&P, Publix, Albertsons, American Stores and Winn-Dixie. In addition, AIPC has developed supply relationships with leading food processors, such as Pillsbury, General Mills and Kraft, which use the Company's pasta as an ingredient in branded food products.

     The Company produces more than 80 dry pasta shapes in two vertically-integrated production and distribution facilities, strategically located in Excelsior Springs, Missouri and Columbia, South Carolina. The construction of the Missouri plant in 1988 represented the first use in North America of a vertically-integrated, high-capacity pasta plant using Italian pasta production technology. Management believes that this plant continues to be among the most efficient and highly-automated pasta facilities in North America. The South Carolina plant, which commenced operations in 1995, produces only pasta shapes conducive to high-volume production and employs a highly-skilled, self-managed workforce. Management believes that the South Carolina plant is the most efficient pasta facility in North America in terms of productivity and conversion cost per pound. To meet the significant volume requirements of the CPC agreement and support future growth, the Company commenced a capital expenditure program in 1997 to nearly double the

Company's annual pasta production capacity and add a highly-automated durum wheat mill to its South Carolina plant, with completion scheduled for 1998.

OPERATING STRATEGY

     The Company's operating strategy is to grow revenues and profitability by offering customers the highest quality pasta products at competitive prices with superior customer service. Key elements of the Company's operating strategy are:

          - Continue to Lead the Industry as the Lowest Cost Producer of High Quality Pasta. AIPC has successfully implemented production and capital investment strategies designed to achieve low-cost production of high-quality products. AIPC has distinguished itself from most major pasta producers by vertically integrating the durum wheat milling function with the production process and strategically locating its distribution centers. Management believes that its facilities are among the most efficient pasta production facilities in North America in terms of productivity and conversion cost per pound, and that its vertically-integrated processes produce pasta of superior color, texture, flavor and consistency. The Company expects to realize additional operating efficiencies through the completion of the current expansion program at its South Carolina and Missouri facilities and ongoing improvement programs.

          - Expand Customer-Driven Strategy. The Company is committed to developing and maintaining strategic relationships with customers who (i) are food industry leaders requiring a significant volume of high-quality pasta; (ii) have committed marketing and sales resources to growing their pasta business; and (iii) pursue long-term supply arrangements. The Company has followed this strategy since commencing operations in 1988, beginning with an agreement with Sysco, and has developed strategic supply relationships with CPC, Sam's Club and leading grocery retailers. Management believes that these strategic relationships increase operating efficiencies, enhance AIPC's investment in new technology, create distribution synergies, and enable closer involvement in its customers' pasta businesses.

          - Provide Superior Customer Service. The Company develops and enhances customer relationships by providing superior service and technical support to its customers. The Company has invested heavily in the development of a broad range of customer service programs, including electronic data interchange ("EDI") and efficient consumer response ("ECR") which streamline the order, invoicing and inventory management functions. The Company provides marketing, technical and service support to its customers by assisting customers with supply and category management decisions, producing pasta to its customers' specifications and making operational recommendations to its customers using pasta as an ingredient in their food products.

GROWTH STRATEGY

     The Company continues to implement its growth strategy, which builds on the Company's operating strategy and industry trends. Key elements of the Company's growth strategy are:

          - Successfully Implement CPC Business Expansion. The Company was recently selected to be the exclusive producer of CPC's Mueller's brand pasta, the largest pasta brand in North America. Upon completion of AIPC's capacity expansion in 1998, management anticipates CPC's annual volume requirements will represent an approximately 60% increase over the Company's fiscal 1997 production run rate. Management believes that the Company's experience in servicing large pasta supply agreements and its current capacity expansion program will enable AIPC to meet the current CPC volume requirements and support potential future growth.

          - Pursue Strategic Alliances. The Company believes that commercial users and marketers of pasta will continue to require increasing quantities of pasta and that a greater portion of these requirements will be outsourced to more efficient producers of high-quality pasta, such as AIPC. Management has identified additional strategic opportunities with commercial users and marketers of pasta which may result in incremental growth, new product development and cost savings opportunities in the future.

          - Secure Additional Private Label Customers. The Company intends to continue to grow its private label customer base and secure additional private label customers by continuing to offer quality products, competitive pricing, category management and superior customer service. Management believes that AIPC's prospects for growth in the private label market have been enhanced since Borden Foods Holdings Corporation ("Borden"), historically the largest private label supplier in North America, announced its intention to exit the private label pasta business in 1997.

          - Continue Product Innovation. In 1995, the Company introduced Pasta LaBella(R) flavored pasta, a line of all natural, full-flavored pasta products utilizing patented flavoring technology and AIPC's proprietary production process. In addition to pursuing increased sales with institutional customers, the Company is exploring potential sales and marketing alliances to expand retail distribution of Pasta LaBella flavored pasta. AIPC also intends to continue assisting its customers with innovative products and packaging, and the development of additional value-added products intended to generate higher margins than traditional pasta products.

     The Company was incorporated under the laws of the State of Delaware in 1991, and is the successor by merger of a Colorado corporation incorporated in 1986. The Company's executive offices are located at 1000 Italian Way, Excelsior Springs, Missouri 64024, and its telephone number is (816) 502-6000. The Company's home page on the World Wide Web is located at http://www.pastalabella.com. Information contained in the Company's home page shall not be deemed to be a part of this Prospectus.

                                RECAPITALIZATION


     On September   , 1997, the Company amended and restated its Certificate of
Incorporation (as so amended, the "Charter") and effected a recapitalization (the "Recapitalization"), pursuant to which each share of common stock and Class A common stock of the Company outstanding immediately prior to the
Recapitalization was converted into        shares of Class A Convertible Common
Stock, par value $.001 per share, of the Company ("Class A Common Stock"). Upon the consummation of the Offering, certain of the shares of Class A Common Stock held by the Morgan Stanley Stockholders (as defined herein) will be converted into Class B Convertible Non-Voting Common Stock, par value $.001 per share, of the Company ("Class B Common Stock"). Shares of Class A Common Stock held by the Morgan Stanley Stockholders and certain related persons are, in certain circumstances, convertible into Class B Common Stock and vice versa. The Morgan Stanley Stockholders have informed the Company that upon the consummation of the Offering they intend to convert such number of their shares of Class A Common Stock into Class B Common Stock so that, following such conversion, the Morgan Stanley Stockholders will own, in the aggregate, 49% of the outstanding Class A Common Stock. Shares of Class A Common Stock held by persons other than the Morgan Stanley Stockholders and such related persons are not convertible into Class B Common Stock. Unless otherwise indicated, all references in this Prospectus to "Common Stock" shall mean, collectively, the Class A Common Stock and the Class B Common Stock. See "Description of Capital Stock -- General."


                                   OWNERSHIP


     As of the date of this Prospectus, The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF"), Morgan Stanley Capital Partners III, L.P. and certain affiliated funds (the "MSCP Funds" and with MSLEF, the "Morgan Stanley
Stockholders") own approximately   % of the outstanding Common Stock. Upon
consummation of the Offering, the Morgan Stanley Stockholders will own
approximately   % of the outstanding Common Stock (approximately   % of the
outstanding Common Stock if the U.S. Underwriters' over-allotment option is
exercised in full). The Morgan Stanley Stockholders may sell up to      shares
of Class A Common Stock in connection with the Offering, but only to the extent that the Underwriters exercise their overallotment option. See "Principal and Selling Stockholders" and "Underwriters."

                                  THE OFFERING

Class A Common Stock offered by:
  The Company........................................            Shares
  The Selling Stockholder............................            Shares
                                                         --------
       Total.........................................            Shares
                                                         ========
Class A Common Stock offered in:
  U.S. Offering......................................            Shares
  International Offering.............................            Shares
                                                         --------
       Total.........................................            Shares
                                                         ========
Common Stock outstanding after the Offering..........            Shares(1)
Use of proceeds......................................    The net proceeds to the Company from the
                                                         Offering will be used to repay existing
                                                         indebtedness, fund expansion of the Company's
                                                         facilities and for general corporate purposes.
                                                         The Company will not receive any proceeds from
                                                         the sale of Class A Common Stock by the
                                                         Selling Stockholder. See "Use of Proceeds."
Proposed New York Stock Exchange Symbol..............    PLB

-------------------------

(1) Does not include the U.S. Underwriters' over-allotment option. Includes
              shares of Class B Common Stock. Excludes (i)         shares,
           shares and      shares, respectively, of Class A Common Stock
    reserved for issuance upon the exercise of outstanding stock options under the Company's 1992 Non-Statutory Stock Option Plan (the "1992 Plan") and 1993 Non-Qualified Stock Option Plan (the "1993 Plan") and 1997 Equity
    Incentive Plan (the "1997 Plan"); and (ii)      shares,        shares and
          shares, respectively, of Class A Common Stock available for future grants under the 1992 Plan, the 1993 Plan and the 1997 Plan, respectively. See "Management -- Stock Option Plans."


                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Class A Common Stock.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following summary financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus. In 1996, the Company changed its fiscal year end from December 31 to the last Friday of September. This change resulted in a nine-month fiscal period ended September 30, 1996, and will result in a 53-week year for fiscal 1997, and a 52-or 53-week year for all subsequent fiscal years. The Company's first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 of each year. For purposes of this Prospectus, the 1996 fiscal year is described as the nine-month fiscal period ended September 30, 1996, and the nine-month 1996 and 1997 interim periods are described as having ended June 30. The statement of operations data of the Company for the calendar year ended December 31, 1996 and the nine-month period ended June 30, 1996 are included herein only for comparison purposes.


                                                                                         NINE-MONTH           NINE-MONTH
                                                                           CALENDAR     FISCAL PERIOD        PERIOD ENDED
                                    FISCAL YEAR ENDED DECEMBER 31,        YEAR ENDED        ENDED              JUNE 30,
                                 -------------------------------------   DECEMBER 31,   SEPTEMBER 30,   ----------------------
                                  1992      1993      1994      1995         1996           1996           1996         1997
                                  ----      ----      ----      ----     ------------   -------------      ----         ----
                                                                         (UNAUDITED)                    (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS DATA:
Revenues.......................  $39,049   $47,872   $69,465   $92,903     $121,621        $92,074        $86,514     $ 93,616
Cost of goods sold.............   28,750    35,081    54,393    73,851       89,704         68,555         65,697       67,821
Plant expansion costs(1).......       --     1,171       484     2,065           --             --            425           --
                                 -------   -------   -------   -------     --------        -------        -------     --------
Gross profit...................   10,299    11,620    14,588    16,987       31,917         23,519         20,392       25,795
Selling and marketing expense,
  excluding product
  introduction costs...........    2,888     2,883     3,792     5,303       11,682          8,676          6,625        8,078
General and administrative
  expense......................    2,077     2,049     1,951     2,930        3,498          2,805          2,741        2,855
Product introduction
  costs(2).....................       --        --        --        --        9,568          8,122          4,611        2,134
                                 -------   -------   -------   -------     --------        -------        -------     --------
Operating profit...............    5,334     6,688     8,845     8,754        7,169          3,916          6,415       12,728
Interest expense, net..........    5,396     3,210     4,975     8,008       10,575          8,023          8,030        7,800
                                 -------   -------   -------   -------     --------        -------        -------     --------
Income (loss) before income tax
  and extraordinary loss.......      (62)    3,478     3,870       746       (3,406)        (4,107)        (1,615)       4,928
Income tax.....................       --    (3,221)    1,484       270       (1,288)        (1,556)          (642)       1,878
Extraordinary loss, net of
  income tax(3)................    2,639        --       204        --        1,647          1,647          1,647           --
                                 -------   -------   -------   -------     --------        -------        -------     --------
Net income (loss)..............  $(2,701)  $ 6,699   $ 2,182   $   476     $ (3,765)       $(4,198)       $(2,620)    $  3,050
                                 =======   =======   =======   =======     ========        =======        =======     ========
Pro forma net income (loss) per
  common share(4)..............
Pro forma weighted average
  common shares
  outstanding(4)...............
OTHER DATA:
EBITDA(5)......................  $ 7,993   $ 9,495   $12,408   $13,836     $ 12,460        $ 8,994        $11,395     $ 18,037
EBITDA as a percent of
  revenues(5)..................     20.5%     19.8%     17.9%     14.9%        10.2%           9.8%          13.2%        19.3%
Revenue per employee
  (end of period)..............  $   209   $   244   $   288   $   361     $    437             NM             NM           NM
Working capital excluding
  current maturities of
  long-term debt (average for
  the period) as a percent of
  revenues.....................     17.3%     14.2%     12.0%      4.6%        6.5%             NM             NM           NM
Cash flows provided by (used
  in):
  Operating activities.........  $   966   $ 4,787   $ 3,690   $ 5,730     $ (5,013)       $(7,477)       $(4,155)    $ 14,076
  Investing activities.........   (1,000)  (15,139)  (25,431)  (38,789)      (3,870)        (3,041)        (6,084)     (11,464)
  Financing activities.........    2,142    10,382    19,603    33,066       10,543         12,318         11,722       (1,818)
Earnings to fixed charges......     0.50      1.87      1.48      0.92         0.52           0.28           0.59         1.60



                                                                 AS OF JUNE 30, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(6)
                                                               ------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  2,612      $
Working capital.............................................    13,276
Total assets................................................   145,462
Long-term debt, less current maturities.....................    89,500
Stockholders' equity........................................    40,977


                                            (footnotes appear on following page)

(footnotes from previous page)
-------------------------
(1) Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, are reported as a separate line item in the statement of operations.


(2) Product introduction costs include the incremental selling and marketing expenses, including payment of product placement or "slotting" fees, related to the Company's launch of its Pasta LaBella flavored pasta products into the U.S. retail grocery market.


(3) Represents losses due to early extinguishment of long-term debt, net of income taxes.

(4) Earnings per share is presented on a pro forma basis giving effect to the consummation of the Recapitalization in connection with the Offering.


(5) EBITDA represents earnings before interest, income taxes, depreciation and amortization, thereby removing the effect of certain non-cash charges on income. Management believes that EBITDA is a meaningful measure of operating performance, each generation and ability to service debt. However, EBITDA should not be considered as an alternative either to: (i) net earnings (determined in accordance with U.S. generally accepted accounting principles ("GAAP")); (ii) operating cash flow (determined in accordance with GAAP); or
    (iii) liquidity. There can be no assurance that the Company's calculation of EBITDA is comparable to similarly-titled items reported by other companies.


(6) Adjusted to give effect to the Offering of      shares of Class A Common
    Stock at an assumed initial public offering price per share of $       and
    the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the shares of Class A Common Stock offered hereby.

DEPENDENCE ON MAJOR CUSTOMERS

     Historically, a limited number of customers have accounted for a substantial portion of the Company's revenues. During 1994, 1995, the nine-month fiscal period ended September 30, 1996, and the nine-month period ended June 30, 1997, Sysco accounted for approximately 38%, 33%, 27% and 27%, respectively, and sales to Sam's Club accounted for approximately 12%, 23%, 20% and 21%, respectively, of the Company's revenues. The Company expects it will continue to rely on a limited number of major customers for a substantial portion of its revenues in the future. Management believes that a majority of the Company's fiscal 1998 revenues will be derived from combined sales to Sysco, Sam's Club and CPC. The Company has an exclusive supply contract with Sysco (the "Sysco Agreement") through June 2000, subject to renewal by Sysco for two additional three-year periods. The Company recently entered into a long-term manufacturing and distribution agreement with CPC (the "CPC Agreement") to supply it with a minimum of 175 million pounds of pasta annually for nine years. The Company does not have supply contracts with a substantial number of its customers, including Sam's Club. Accordingly, the Company is dependent upon its customers to sell the Company's products and to assist the Company in promoting market acceptance of, and creating demand for, the Company's products. An adverse change in, or termination or expiration without renewal of, the Company's relationships with or the financial viability of one or more of its major customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, certain exclusivity provisions of the Sysco Agreement and CPC Agreement prevent AIPC from producing and supplying competitors of Sysco and CPC with certain pasta products. Under the Sysco Agreement, the Company is restricted from supplying pasta products to foodservice businesses other than Sysco. Without CPC's consent, AIPC may not produce branded retail pasta for Borden, Hershey Foods Corporation ("Hershey") or Barilla Alimentare S.p.A. ("Barilla"), and is limited to the production of an aggregate of 12 million pounds of branded pasta products annually for other producers. See "Business -- Production and Supply Agreements."

MANAGEMENT OF GROWTH AND IMPLEMENTATION OF CPC BUSINESS

     The Company has experienced rapid growth and management expects significant additional growth in the future. Successful management of any such future growth will require the Company to continue to invest in and enhance its operational, financial and management information resources and systems, attract and retain management personnel to manage such resources and systems, accurately forecast sales demand and meet such demand, accurately forecast retail sales, control its overhead, and attract, train, motivate and manage its employees effectively. There can be no assurance that the Company will continue to grow, or that it will be effective in managing its future growth. Any failure to effectively manage growth could have a material adverse effect on the Company's business, financial condition and results of operations.

     During 1998, the Company will be required to produce substantially all of CPC's Mueller's brand pasta, which has averaged approximately 200 million pounds of pasta annually over the last five years. To meet its obligations under the CPC Agreement and provide for future growth, the Company must successfully complete its 1997-1998 capital expansion program to increase its overall milling, production and distribution capacity by approximately 100%. Implementation of the CPC Agreement may also adversely affect the Company's financial, operational and human resources. There can be no assurance that the Company's planned expansion of its production facilities will be completed in a timely and cost-effective manner or at all, or that such expanded facilities will be adequate to meet the CPC volume requirements and any future growth. Failure to complete the Company's planned capital expansion in a timely and cost-effective manner and implement the CPC Agreement could have a material adverse effect on the Company's business, financial condition and results of operations.

SUBSTANTIAL PLANNED INVESTMENTS IN MILLING AND PRODUCTION FACILITIES

     The Company has begun a major expansion of its durum wheat milling and pasta production and distribution facilities, budgeted to cost approximately $86 million during the 1997 and 1998 fiscal years, which is planned to increase AIPC's overall milling, production and distribution capacity by approximately 100%. There can be no assurance that the Company will be able to complete this expansion on schedule, within budget or at all, that the expanded facilities will result in the anticipated increase in production capacity or that future revenues from products produced at the expanded facilities will be sufficient to recover the Company's investment in the expansion. In addition, there can be no assurance that the Company will be able to calibrate its production capacity to future changes in demand for its products or that any future additions to, or expansions of, its facilities will be completed on schedule and within budget. Any significant delay or cost overrun in the construction or acquisition of new or expanded facilities could have a material adverse effect on the Company's business, financial condition and results of operations.

RAW MATERIALS


     The principal raw material in the Company's products is durum wheat. Durum wheat is used almost exclusively in pasta production and is a narrowly traded, cash only commodity crop. The Company attempts to minimize the effects of durum wheat cost fluctuations through forward purchase contracts and raw material cost-based pricing agreements with many of its customers. The Company's commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on profitability, but also may temporarily affect the Company's ability to benefit from possible durum wheat cost decreases. The supply and price of durum wheat is subject to market conditions and is influenced by numerous factors beyond the control of the Company, including general economic conditions, natural disasters and weather conditions, competition, and governmental programs and regulations. The supply and cost of durum wheat may also be adversely affected by insects, plant diseases and funguses, including the karnal bunt fungus which infected a portion of the durum wheat produced in the southwestern United States in 1996. The Company also relies on the supply of plastic, corrugated and other packaging materials. The costs of durum wheat and packaging materials have varied widely in recent years and future changes in such costs may cause the Company's results of operations and margins to fluctuate significantly. A large, rapid increase in the cost of raw materials could have a material adverse effect on the Company's operating profit and margins unless and until the increased cost can be passed along to customers. Historically, changes in prices of the Company's pasta products have lagged changes in the Company's materials costs. Competitive pressures may also limit the ability of the Company to raise prices in response to increased raw material costs in the future. Accordingly, there can be no assurance as to whether, or the extent to which, the Company will be able to offset raw material cost increases with increased product prices in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Raw Materials and Supplies."


COMPETITION

     The Company operates in a highly-competitive environment against numerous well-established national, regional and foreign companies, and many smaller companies in the procurement of raw materials, the development of new pasta products and product lines, the improvement and expansion of previously introduced pasta products and product lines and the production, marketing and distribution of pasta products. Several of these companies have longer operating histories, broader product lines, significantly greater brand recognition and greater production capacity and financial and other resources than the Company. The Company's direct competitors include large multi-national companies such as food industry leader Hershey with brands such as San Giorgio(R) and Ronzoni(R), and Borden with brands such as Prince(R) and Creamette(R), regional U.S. producers of retail and institutional pasta such as Dakota Growers Pasta Company ("Dakota Growers"), a farmer-owned cooperative in North Dakota, Philadelphia Macaroni Co. Inc. ("Philadelphia Macaroni") and A. Zerega's Sons, Inc. ("Zerega's"), each an independent producer, and foreign companies such as Italian pasta producers De Cecco ("De Cecco") and Barilla.

     The Company's competitive environment depends to a significant extent on the aggregate industry capacity relative to aggregate demand for pasta products. Several domestic pasta producers have recently completed production facility additions or announced their intention to increase domestic production capacity. In addition to AIPC's planned capital expansion, management believes that these capacity additions represent more than 200 million pounds in aggregate. Dakota Growers recently increased the capacity of its durum wheat mill and has announced plans to complete a pasta production capacity expansion in excess of 100 million pounds by the end of 1997. Hershey recently added approximately 50 million pounds of pasta capacity to its facility in Winchester, Virginia. Two major pasta producers have also recently announced planned reductions in pasta production capacity. Borden announced that it will close or sell five of its ten North American pasta plants by the end of 1997, and CPC intends to eliminate its capacity of approximately 180 million pounds by the end of 1997. Increases in industry capacity levels above demand for pasta products could have a material adverse effect on the Company's business, financial condition and results of operations.


     Several foreign producers, based principally in Italy and Turkey, have aggressively targeted the U.S. pasta market in recent years. In 1996, a U.S. Department of Commerce investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefitting from subsidies from their respective governments. Effective July 1996, the U.S. International Trade Commission ("ITC"), imposed anti-dumping and countervailing duties on Italian and Turkish imports. While such duties may enable the Company and its domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market, there can be no assurance that the duties will be maintained for any length of time, or that these or other foreign producers will not sell competing products in the United States at prices less than those of the Company. Such practices, if continued or increased, could have a material adverse effect on the Company's business, financial condition and results of operations. Bulk imported pasta is not subject to such anti-dumping and countervailing duties. A leading branded Italian producer, Barilla, opened a repackaging and distribution facility in Syracuse, New York in 1996 for bulk imported pasta. In addition, on August 28, 1997, the Department of Commerce announced that it is conducting an administrative review of its anti-dumping and countervailing duty orders of July 1996 relating to three Turkish and 16 Italian pasta producers, including Barilla and De Cecco. The Department of Commerce indicated that it intends to complete its review not later than July 31, 1998. The Company cannot predict the outcome of the Department of Commerce's review. See "Business -- Pasta Industry -- Pasta Production Capacity" and "-- Competition."


RELIANCE ON PASTA; PRODUCT LINE CONCENTRATION

     Since commencing operations in 1988, the Company has focused exclusively on the dry pasta industry. For the foreseeable future, AIPC expects to continue to receive substantially all of its revenues from the sale of pasta and pasta-related products. Because of this product concentration, any decline in the demand or pricing for dry pasta, any shift in consumer preferences away from dry pasta, or any other factor that adversely affects the pasta market, could have a more significant adverse effect on the Company's business, financial condition and results of operations than on pasta producers which also produce other products. In addition, the Company's pasta production equipment is highly specialized and is not adaptable to the production of non-pasta food products.

RELIANCE ON KEY PERSONNEL


     The Company's operations and prospects depend in large part on the performance of its senior management team, including Horst W. Schroeder, Chairman of the Board, Timothy S. Webster, President and Chief Executive Officer, David E. Watson, Executive Vice President and Chief Financial Officer, Norman F. Abreo, Executive Vice President of Operations and David B. Potter, Senior Vice President of Procurement. No assurance can be given that the Company would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the Company's senior management team could have a material adverse effect on the Company's business, financial condition and results of operations. Messrs. Schroeder and Webster currently have employment agreements with the Company, which agreements will be amended or replaced prior to consummation of the Offering. The Company does not maintain key person life insurance on any of its key employees. The Company intends to enter into employment agreements with Messrs. Watson and Abreo in August 1997. See "Management."

TRANSPORTATION


     Durum wheat is shipped to the Company's production facility in Missouri directly from North Dakota, Montana and Canada under a long-term rail contract with its most significant rail carrier, the Canadian Pacific Rail System. Under such agreement, the Company is obligated to transport specified wheat volumes and, in the event such volumes are not met, the Company must reimburse the carrier for certain of its costs. The Company currently is in compliance with such volume obligations. The Company also has a rail contract to ship semolina, milled and processed at the Missouri facility, to the South Carolina facility. An extended interruption in the Company's ability to ship durum wheat by railroad to the Missouri plant, or semolina to the Company's South Carolina facility, could have a material adverse affect on the Company's business, financial condition and results of operations. The Company experienced a significant interruption in railroad shipments in 1994 due to a railroad strike. While the Company would attempt to transport such materials by alternative means if it were to experience another interruption due to strike, natural disasters or otherwise, there can be no assurance that the Company would be able to do so or be successful in doing so in a timely and cost-effective manner. See "Business -- Milling and Production Processes" and "-- Raw Materials and Supplies."


PRODUCTION AND INVENTORY MANAGEMENT

     Most of the Company's customers use, to some extent, inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers to meet consumer demand rather than on large inventories being maintained by retailers. Although these systems reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and thereby shift a portion of the retailer's inventory management cost to the supplier. The Company's production of excess inventory to meet anticipated retailer demand could result in markdowns and increased inventory carrying costs for the Company. In addition, if the Company underestimates the demand for its products, it may be unable to provide adequate supplies of pasta products to retailers in a timely fashion, and may consequently lose sales.

POTENTIAL VOLATILITY OF FUTURE QUARTERLY OPERATING RESULTS

     The Company's results of operations may fluctuate on a quarterly basis as a result of a number of factors, including total sales volumes, the timing and scope of new customer volumes, the timing and amounts of price adjustments due to durum wheat and other cost changes, the cost of raw materials, including durum wheat, plant expansion costs and interest expenses. In addition, fluctuations in quarterly results could affect the market price of the Class A Common Stock in a manner unrelated to the longer term operating performance of the Company.

RISK OF PRODUCT LIABILITY

     Although the Company has never been involved in a product liability lawsuit, the sale of food products for human consumption involves the risk of injury to consumers as a result of tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, aflatoxin and other agents, or residues introduced during the growing, storage, handling or transportation phases. While the Company is subject to U.S. Food & Drug Administration inspection and regulations and believes its facilities comply in all material respects with all applicable laws and regulations, there can be no assurance that consumption of the Company's products will not cause a health-related illness in the future or that the Company will not be subject to claims or lawsuits relating to such matters. The Company maintains product liability insurance in an amount which the Company believes to be adequate. However, there can be no assurance that the Company will not incur claims or liabilities for which it is not insured or that exceed the amount of its insurance coverage.

SUBSTANTIAL INFLUENCE OF CURRENT PRINCIPAL STOCKHOLDER

     Upon consummation of the Offering, the Morgan Stanley Stockholders will own
approximately   % of the outstanding Common Stock (approximately   % of the
outstanding Common Stock if the U.S.

Underwriters' over-allotment option is exercised in full). The Morgan Stanley Stockholders have informed the Company that they intend to convert, from time to time, such number of their shares of Class B Common Stock into shares of Class A Common Stock (or vice versa) so that, following any such conversion, the Morgan Stanley Stockholders and certain related persons will own, in the aggregate, 49% of the outstanding Class A Common Stock (which is voting common stock) of the Company. The Morgan Stanley Stockholders are affiliates of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"), an affiliate of Morgan Stanley & Co. Incorporated, a representative of the U.S. Underwriters, and Morgan Stanley & Co. International Limited, a representative of the International Underwriters. Upon consummation of the Offering, three of nine directors of the Company will be employees of a wholly-owned subsidiary of MSDWD. Pursuant to the Stockholders Agreement (as amended and restated effective upon the consummation of the Offering) among the Morgan Stanley Stockholders, the Company, and certain other stockholders of the Company, one of the Morgan Stanley Stockholders, The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), has the right to designate two director nominees so long as it owns at least 25% of the outstanding Common Stock or one director nominee so long as it owns at least 5% but less than 25% of the outstanding Common Stock. In addition, another Morgan Stanley Stockholder, Morgan Stanley Capital Partners III, L.P. ("MSCP"), has the right to designate two director nominees so long as it owns at least 35% of the outstanding Common Stock or one director nominee so long as it owns at least 5% but less than 35% of the outstanding Common Stock. Whenever MSLEF II and MSCP individually own less than 5% of the outstanding Common Stock, they shall jointly be entitled to designate one director nominee as long as the Morgan Stanley Stockholders beneficially own, in the aggregate, at least 5% of the outstanding Common Stock. The number of directors designated by the Morgan Stanley Stockholders will increase proportionately if the size of the Board of Directors is increased in the future. In addition, so long as the Morgan Stanley Stockholders own at least 25% of the outstanding shares of Common Stock, certain significant corporate actions are subject to the approval of the Board of Directors and the Morgan Stanley Stockholders. As a result of their ownership interest in the Company and their rights under the Stockholders Agreement, the Morgan Stanley Stockholders will continue to have a substantial influence over the affairs of the Company following the consummation of the Offering, including with respect to mergers or other business combinations involving the Company and the acquisition or disposition of assets by the Company. Similarly, the Morgan Stanley Stockholders will have the power to prevent or cause a change of control of the Company and could take other actions that might be favorable to the Morgan Stanley Stockholders. In such instances or otherwise, various conflicts of interest between the Company and the Morgan Stanley Stockholders could arise. Stockholders may be prevented from receiving a premium for their shares if the Morgan Stanley Stockholders were to act in concert to oppose any takeover attempt. See "Principal and Selling Stockholders," "Anti-takeover Effect of Certain Charter, By-Law and Statutory Provisions" and "Certain Relationships and Related Transactions -- Stockholders Agreement."


FINANCIAL LEVERAGE; SENSITIVITY TO INTEREST RATE FLUCTUATIONS; COVENANT RESTRICTIONS

     The Company will use the net proceeds to the Company from the Offering to reduce its outstanding bank indebtedness as of June 30, 1997 from approximately $86 million to $ million upon application of the net proceeds of the Offering,
after which such debt will represent approximately   % of the Company's total
capitalization. However, the Company intends to substantially increase such indebtedness in the future to finance its capital expenditure plan. The degree to which the Company is financially leveraged following such borrowings and the terms of the Company's indebtedness could have important consequences to stockholders, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, and general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations may have to be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the terms of such indebtedness may restrict the Company's ability to pay dividends; and (iv) the Company may be more highly leveraged than many of its competitors, which may place the Company at a competitive disadvantage. As of June 30, 1997, the outstanding indebtedness under the Company's $162.6 million credit facility (the "Credit Facility") was $85.9 million. See "Use of Proceeds."

     As of June 30, 1997, the Company's indebtedness had a weighted average interest rate of 9.3% and approximately 92%, or $85.9 million, of the Company's indebtedness bore interest at variable rates. Although the Company will use the net proceeds of the Offering to substantially reduce the amount of such variable-rate indebtedness, the Company may incur additional amounts of variable-rate indebtedness in the future. If this were to occur, and if interest rates were to significantly increase thereafter, the Company's operating results and its ability to satisfy its debt service obligations may be materially and adversely affected. Previously, the Company had relied on an interest rate cap to effectively limit the Company's exposure to variable rates with respect to a portion of the Company's debt. Under the Credit Facility, the Company is required to obtain an interest rate protection agreement by November 15, 1997. There can be no assurance the Company will be able to obtain such interest rate protection agreement on favorable terms.

     The limitations contained in the agreements relating to the Company's existing Credit Facility, together with the leveraged position of the Company, restrict the Company from paying dividends and could limit the ability of the Company to effect future debt or equity financings and may otherwise restrict corporate activities, including the ability to avoid defaults and to respond to competitive market conditions, to provide for capital expenditures beyond those permitted or to take advantage of business opportunities. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND STATUTORY PROVISIONS



     Charter and Bylaws. Certain provisions of the Company's Charter and By-laws (the "By-laws") could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. For example, the Charter and By-laws allow the Company to issue preferred stock with rights senior to those of the Class A Common Stock without stockholder action, require the Board of Directors to be divided into three classes serving three-year staggered terms, require stockholder actions to be effected only at annual or special stockholder meetings (unless the action is effected by written consent of stockholders and the taking of such action by written consent has been approved in advance by the Board of Directors), require the affirmative vote of holders of two-thirds of the outstanding shares entitled to vote to remove directors (unless the removal of a director has been requested by a shareholder who designated such director as a nominee for election pursuant to the Stockholders Agreement, in which case holders of a simple majority of the outstanding shares of Class A Common Stock can remove such director), require the affirmative vote of holders of at least 80% of the outstanding shares to amend certain provisions of the Charter or to repeal or amend the Company's By-laws and impose various other procedural requirements on the taking of certain actions.



     Pursuant to the Charter, shares of preferred stock and Class A Common Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The issuance of preferred stock and Class A Common Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate transactions, could have the effect of making it more difficult for a third party to acquire, or effectively preventing a third party from acquiring, a majority of the outstanding Common Stock of the Company. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions."



     Delaware Corporation Law. The Company also is subject to provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% of more of the corporation's common stock (an "Interested Stockholder") for three years after the person became an Interested Stockholder, unless the business combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender offer or similar transaction, even if favorable to the Company's stockholders. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions."



     Amended Stockholders Agreement. In addition, the amended Stockholders Agreement will grant the Morgan Stanley Stockholders the right, depending on their respective ownership percentages, to designate nominees to the Board and to have the right to approve certain significant corporate actions including, but not limited to, mergers, consolidations or other similar transactions. The substantial ownership position of the

Morgan Stanley Stockholders could make it more difficult for a third party to acquire, or effectively prevent a third party from acquiring, a majority of the outstanding Common Stock.



     Dual Class Structure. Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels which are higher than would otherwise prevail. While the Class B Common Stock is non-voting, the ability of the Morgan Stanley Stockholders to convert that stock into Class A Common Stock (so long as such conversion does not increase their aggregate ownership of Class A Common Stock above 49% of the then-outstanding Class A Common Stock) may discourage such acquisitions, particularly those of less than all of the Company's stock, and may thereby deprive shareholders of an opportunity to sell their shares at a premium price.


ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Class A Common Stock. Even if the Class A Common Stock is listed on the New York Stock Exchange, there can be no assurance that an active trading market for the Class A Common Stock will develop or be sustained after the Offering, or that purchasers of Class A Common Stock will be able to resell their Class A Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price was determined by negotiations between the Company and the U.S. Representatives based on the factors described in "Underwriters."

     The trading price of the Class A Common Stock could be subject to wide fluctuations in response to announcements of increases in the cost of raw materials, new products introduced by the Company or its competitors, variations in the Company's quarterly results of operations, or changes in financial estimates by securities analysts and other events or factors. The stock market has experienced extreme price and volume fluctuations in recent years. Stock market volatility unrelated to the operating performance of the Company may adversely affect the market price of the Class A Common Stock.

DILUTION OF VOTING POWER UPON CONVERSION OF CLASS B COMMON STOCK INTO CLASS A COMMON STOCK


     After giving effect to the Offering and the Morgan Stanley Stockholders' intended conversion of shares of Class A Common Stock into Class B Common Stock such that, following such conversion, the Morgan Stanley Stockholders will own, in the aggregate, 49% of the outstanding voting Class A Common Stock of the
Company, there will be           shares of Class B Common Stock outstanding,
representing, in the aggregate, approximately   % of the total outstanding
Common Stock (   shares of Class B Common Stock, representing, in the aggregate,
approximately   % of the total outstanding Common Stock if the U.S.
Underwriters' over-allotment option is exercised in full). Conversion of shares of Class B Common Stock into shares of Class A Common Stock would result in a decrease in the aggregate voting power of the holders in the Class A Common Stock offered hereby. Upon any disposition by the Morgan Stanley Stockholders of any of their Class B Common Stock, such shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock. According to the terms of the Charter, the Morgan Stanley Stockholders and certain related persons may not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock after consummation of the Offering. See "Principal and Selling Stockholders" and "Description of Capital Stock."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Upon consummation of the Offering (based on shares outstanding at
               , 1997), the Company will have outstanding an aggregate of shares of Common Stock, assuming no exercise of the U.S. Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144
under the Securities Act ("Affiliates"). The remaining      shares of Common
Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act

("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the Restricted Shares will be available for sale in the public market
as follows: (i)   shares will be eligible for immediate sale on the date of this
Prospectus; and (ii)   shares will be eligible for sale upon expiration of the
lock-up agreements at least 180 days after the date of this Prospectus. All officers, directors and option holders and substantially all stockholders of the Company have agreed not to sell or otherwise transfer any shares of Common Stock or any other securities of the Company for a period of at least 180 days after the date of this Prospectus. Sales, or the possibility of sales, of Common Stock by the Company's existing stockholders, whether in connection with the exercise of registration rights or otherwise, could adversely affect the market price of the Company's Class A Common Stock. The Stockholders Agreement will be amended to provide that the Company will grant the stockholders who are parties to such agreement, including the Morgan Stanley Stockholders, certain "demand" and "piggyback" registration rights with respect to the Common Stock owned by such stockholders. See "Certain Relationships and Related Transactions -- Stockholders Agreement" and "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS

     The Company has never declared or paid cash dividends on its Common Stock and currently intends to retain all available funds for use in the operation and expansion of its business. The Company does not anticipate that any cash dividends on the Common Stock will be declared or paid in the foreseeable future. See "Dividend Policy."

SUBSTANTIAL AND IMMEDIATE DILUTION

     Investors in the Offering will incur immediate dilution of $ per share in the pro forma net tangible book value per share of Class A Common Stock (based upon an assumed initial public offering price of $ per share) as of June 30, 1997. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of      shares
of Class A Common Stock in the Offering are estimated to be approximately $ million (approximately $ million if the U.S. Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $ per share. The Company will use approximately $ million of the net proceeds from the Offering to repay bank indebtedness (with stated maturities from 2000 through 2004 and bearing interest at a weighted-average interest rate of 9.3% per annum as of June 30, 1997) incurred under the Company's Credit Facility and the balance will be used to fund the expansion of the Company's facilities and for general corporate purposes. The Company will not receive any of the proceeds from the sale of Class A Common Stock by the Selling Stockholder. See "Underwriters."

                                DIVIDEND POLICY

     The Company has not declared or paid any dividends on its Common Stock to date and does not anticipate paying any such dividends in the foreseeable future. After consummation of the Offering, the Company intends to retain earnings for the foreseeable future to provide funds for the operation and expansion of its business and for the repayment of indebtedness. The borrowing agreements relating to the Company's Credit Facility contain certain provisions which effectively prohibit the payment of dividends. Future borrowing agreements of the Company may also contain limitations on the payment of dividends. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, capital requirements, results of operations and other factors, including any contractual or statutory restrictions on the Company's ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth information regarding the short-term debt and capitalization of the Company on a pro forma basis to give effect to the Recapitalization as if it had occurred as of June 30, 1997 and on a pro forma as
adjusted basis which reflects (i) the issuance and sale of        shares of
Class A Common Stock offered hereby by the Company at an assumed initial public
offering price of $       per share and the application of the estimated net
proceeds therefrom and (ii) the Morgan Stanley Stockholders' intended conversion of shares of Class B Common Stock into Class A Common Stock following the consummation of the Offering. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock -- General." The following table should be read in conjunction with the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.


                                                                AS OF JUNE 30, 1997
                                                              -----------------------
                                                                           PRO FORMA
                                                              PRO FORMA   AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Long-term debt and capital lease obligations, current
  portion...................................................  $  3,685     $
                                                              ========     ========
Long-term debt and capital lease obligations, less current
  portion:
  Long-term debt............................................  $ 83,063     $
  Capital lease obligations.................................     6,437
                                                              --------     --------
     Total long-term debt and capital lease obligations,
      less current portion..................................    93,185
                                                              --------     --------
Stockholders' equity:
  Preferred stock, $.001 par value,           shares
     authorized, no shares issued and outstanding, pro forma
     and pro forma as adjusted..............................        --
  Class A Common Stock, $.001 par value,           shares
     authorized,           shares issued and outstanding pro
     forma and           shares issued and outstanding pro
     forma as adjusted(1)...................................
  Class B Common Stock, $.001 par value,           shares
     authorized,           shares issued and outstanding pro
     forma and           shares issued and outstanding pro
     forma as adjusted......................................
  Additional paid-in capital................................
  Accumulated deficit.......................................   (14,060)
                                                              --------     --------
       Total stockholders' equity...........................
                                                              --------     --------
Total capitalization........................................  $            $
                                                              ========     ========


-------------------------

(1) Excludes (i)         shares,        shares and      shares, respectively, of
    Class A Common Stock reserved for issuance upon the exercise of outstanding stock options under the Company's 1992 Plan, 1993 Plan and 1997 Plan,
    respectively; and (ii)      shares,        shares and       shares,
    respectively, of Class A Common Stock available for future grants under the 1992 Plan, the 1993 Plan and the 1997 Plan, respectively. See "Management -- Stock Option Plans."

                                    DILUTION

     The pro forma net tangible book value of the Company at June 30, 1997 was
$34.0 million, or $     per share of Common Stock. Pro forma net tangible book
value per share is equal to the Company's total assets less total liabilities, divided by the pro forma total number of shares outstanding. The Company had a
pro forma total of           shares of Common Stock outstanding as of June 30,
1997, assuming the Recapitalization had occurred as of that date. After giving
effect to the sale by the Company of           shares of Class A Common Stock in
the Offering at an assumed initial public offering price of $   per share and
deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma as adjusted net tangible book value of the
Company as of such date would have been approximately $          , or $   per
share, based on           shares of Common Stock to be outstanding after the
Offering. This represents an immediate increase in net tangible book value of
$          per share to the current holders of the Common Stock and an immediate
dilution of $   per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price......................            $
                                                                       -------
Pro forma net tangible book value per share before the
  Offering.................................................
                                                             -------
Increase per share attributable to new investors...........
                                                             -------
Pro forma as adjusted net tangible book value per share
  after the Offering.......................................
                                                                       -------
Dilution per share to new investors(2).....................            $
                                                                       =======

     The following table summarizes as of June 30, 1997, on a pro forma basis after giving effect to the Offering, the differences in the total consideration paid and the average price per share paid by the existing stockholders with respect to the outstanding Common Stock and by the purchasers of the shares of Common Stock offered by the Company in the Offering (at an assumed initial
public offering price of $     per share and before deducting underwriting
discounts and commissions and estimated offering expenses):

                                              SHARES PURCHASED    TOTAL CONSIDERATION     AVERAGE
                                              ----------------   ---------------------     PRICE
                                              NUMBER   PERCENT     AMOUNT      PERCENT   PER SHARE
                                              ------   -------     ------      -------   ---------
Existing stockholders(1)....................                     $55,335,000              $
New investors(2)............................
                                                                 -----------              -------
     Total..................................                     $                        $
                                                                 ===========              =======

-------------------------

(1) Includes           shares of Class B Common Stock. Excludes (i)
    shares,        shares and      shares, respectively, of Class A Common Stock
    reserved for issuance upon the exercise of outstanding stock options under the Company's 1992 Plan, the 1993 Plan and the 1997 Plan; and (ii)
    shares,        shares and      shares, respectively, of Class A Common Stock
    available for future grants under the 1992 Plan, the 1993 Plan and the 1997 Plan. See "Management -- Stock Option Plans."


(2) Sales of Class A Common Stock by the Selling Stockholder in the Offering will reduce the number of shares of Common Stock held by existing
    stockholders to           , or approximately   % of the total shares of
    Common Stock outstanding after the Offering (          shares, or
    approximately    % if the U.S. Underwriters' over-allotment option is
    exercised in full), and will increase the number of shares held by new
    investors to           , or approximately    % of the total shares of Common
    Stock outstanding after the Offering (          shares, or approximately
       % if the U.S. Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

                       SELECTED FINANCIAL AND OTHER DATA

     The selected statement of operations data for the years ended December 31, 1994 and 1995, the nine-month fiscal period ended September 30, 1996, and the nine-month period ended June 30, 1997 and the selected balance sheet data as of December 31, 1995, September 30, 1996 and June 30, 1997 are derived from, and are qualified by reference to, the Financial Statements of the Company audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Prospectus. The selected statement of operations data for the years ended December 31, 1992 and 1993 and the selected balance sheet data as of December 31, 1992, 1993 and 1994 have been derived from audited financial statements of the Company not included herein. The selected statement of operations data for the calendar year ended December 31, 1996 and the nine-month period ended June 30, 1996, and the balance sheet data as of December 31, 1996 and June 30, 1996 have been derived from the Company's unaudited internal financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position of the Company. The statement of operations data of the Company for the calendar year ended December 31, 1996 and the nine-month period ended June 30, 1996 are included herein only for comparison purposes. The Company's results of operations for the nine-month period ended June 30, 1997 are not necessarily indicative of its results for the full fiscal year. The selected other data has been derived from the accounting records of the Company and have not been audited. The selected financial and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.


                                                                                            NINE-MONTH           NINE-MONTH
                                                                              CALENDAR     FISCAL PERIOD        PERIOD ENDED
                                       FISCAL YEAR ENDED DECEMBER 31,        YEAR ENDED        ENDED              JUNE 30,
                                   --------------------------------------   DECEMBER 31,   SEPTEMBER 30,   ----------------------
                                    1992      1993      1994       1995       1996(1)         1996(1)         1996       1997(1)
                                    ----      ----      ----       ----     ------------   -------------      ----       -------
                                                                            (UNAUDITED)                    (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS DATA:
Revenues.........................  $39,049   $47,872   $69,465   $ 92,903     $121,621       $ 92,074       $ 86,514     $ 93,616
Cost of goods sold...............   28,750    35,081    54,393     73,851       89,704         68,555         65,697       67,821
Plant expansion costs(2).........       --     1,171       484      2,065           --             --            425           --
                                   -------   -------   -------   --------     --------       --------       --------     --------
Gross profit.....................   10,299    11,620    14,588     16,987       31,917         23,519         20,392       25,795
Selling and marketing expense,
  excluding product introduction
  costs..........................    2,888     2,883     3,792      5,303       11,682          8,676          6,625        8,078
General and administrative
  expense........................    2,077     2,049     1,951      2,930        3,498          2,805          2,741        2,855
Product introduction costs(3)....       --        --        --         --        9,568          8,122          4,611        2,134
                                   -------   -------   -------   --------     --------       --------       --------     --------
Operating profit.................    5,334     6,688     8,845      8,754        7,169          3,916          6,415       12,728
Interest expense, net............    5,396     3,210     4,975      8,008       10,575          8,023          8,030        7,800
                                   -------   -------   -------   --------     --------       --------       --------     --------
Income (loss) before income tax
  and extraordinary loss.........      (62)    3,478     3,870        746       (3,406)        (4,107)        (1,615)       4,928
Income tax.......................       --    (3,221)    1,484        270       (1,288)        (1,556)          (642)       1,878
Extraordinary loss, net of income
  tax(4).........................    2,639        --       204         --        1,647          1,647          1,647           --
                                   -------   -------   -------   --------     --------       --------       --------     --------
Net income (loss)................  $(2,701)  $ 6,699   $ 2,182   $    476     $ (3,765)      $ (4,198)      $ (2,620)    $  3,050
Pro forma net income (loss) per
  common share(5)................
Pro forma weighted average common
  shares outstanding(5)..........
OTHER DATA:
EBITDA(5)........................  $ 7,993   $ 9,495   $12,408   $ 13,836     $ 12,460       $  8,994       $ 11,395     $ 18,037
EBITDA as a percent of
  revenues(5)....................     20.5%     19.8%     17.9%      14.9%        10.2%           9.8%          13.2%        19.3%
Revenue per employee
  (end of period)................  $   209   $   244   $   288   $    361     $    437             NM             NM           NM
Working capital excluding current
  maturities of long-term debt
  (average for the period) as a
  percent of revenues............     17.3%     14.2%     12.0%       4.6%         6.5%            NM             NM           NM
Cash flows provided by (used in):
  Operating activities...........  $   966   $ 4,787   $ 3,690   $  5,730     $ (5,013)      $ (7,477)      $ (4,155)    $ 14,076
  Investing activities...........   (1,000)  (15,139)  (25,431)   (38,789)      (3,870)        (3,041)        (6,084)     (11,464)
  Financing activities...........    2,142    10,382    19,603     33,066       10,543         12,318         11,722       (1,818)
Earnings to fixed charges........     0.50      1.87      1.48       0.92         0.52           0.28           0.59         1.60
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents........  $ 2,119   $ 2,149   $    11   $     18     $  1,678       $  1,818       $    707     $  2,612
Working capital..................    2,900     3,077     4,830      6,632       (1,965)        (1,601)         1,667       13,276
Total assets.....................   48,803    66,337    93,629    135,424      137,974        141,688        141,293      145,462
Long-term debt, less current
  maturities.....................   31,509    40,024    62,375     97,452       92,143         93,284         94,884       89,500
Stockholders' equity.............    9,994    16,973    19,401     20,067       16,402         15,969         16,716       40,977


                                            (footnotes appear on following page)

(footnotes from previous page)
-------------------------
(1) The Company adopted a fiscal year ending on the last Friday of September, effective beginning with the nine-month fiscal period ended September 27, 1996 and for all subsequent fiscal periods. For purposes of this Prospectus, the 1996 fiscal year and 1997 interim period are shown as having ended on September 30 and June 30, respectively.

(2) Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, are reported as a separate line item in the statement of operations.


(3) Product introduction costs include the incremental selling and marketing expenses, including payment of product placement or "slotting" fees, related to the Company's launch of its Pasta LaBella flavored pasta products into the U.S. retail grocery market.


(4) Represents losses due to early extinguishment of long-term debt, net of income tax.

(5) Earnings per share is presented on a pro forma basis giving effect to the consummation of the Recapitalization in connection with the Offering.

(6) EBITDA represents earnings before interest, income taxes, depreciation and amortization, thereby removing the effect of certain non-cash charges on income. Management believes that EBITDA is a meaningful measure of operating performance, cash generation and ability to service debt. However, EBITDA should not be considered as an alternative either to: (i) net earnings (determined in accordance with GAAP); (ii) operating cash flow (determined in accordance with GAAP); or (iii) liquidity. There can be no assurance that the Company's calculation of EBITDA is comparable to similarly-titled items reported by other companies.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     The following should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."


     The Company changed its fiscal year end from December 31 to the last Friday in September. This change resulted in a nine-month fiscal year for 1996, and will result in a 53-week year for fiscal 1997, and a 52- or 53-week year for all subsequent fiscal years. The Company's first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30. For purposes of this Prospectus, the 1996 fiscal year is described as the nine-month fiscal period ended September 30, 1996, and the nine-month 1996 and 1997 interim periods are described as having ended June 30. The statement of operations data of the Company for the nine-month periods ended September 30, 1995 and June 30, 1996, and the calendar year ended December 31, 1996 are included herein only for comparison purposes.

OVERVIEW

     AIPC is the third largest and one of the fastest-growing producers and marketers of pasta in North America. The Company commenced operations in 1988 with the North American introduction of new, highly-efficient durum wheat milling and pasta production technology. Management believes that the Company's singular focus on pasta, vertically-integrated facilities, continued technology leadership and development of a highly-skilled workforce enable AIPC to produce high-quality pasta at costs significantly below those of most of its competitors. Management believes that the combination of the Company's favorable cost structure, the higher average age of its competitors' North American pasta production equipment and the growing pasta consumption in North America creates significant opportunities for continued growth.

     The Company generates its revenues in two customer markets: Retail and Institutional. The Retail market revenues include the revenues from sales of the Company's pasta products to customers who resell the Company's pasta in retail channels. These revenues include sales to club stores and grocery retailers, encompass sales of the Company's private label and branded products, and will include sales to CPC. The Institutional market revenues include the revenues from product sales to Company customers who use the Company's pasta as an ingredient in food products or customers who resell the Company's pasta in the foodservice market such as Sysco. The Institutional market also includes revenues from opportunistic sales to government agencies and other customers which the Company pursues periodically when capacity is available ("Contract Sales") to increase production volumes and thereby lower average unit costs. Average sales prices in the Retail and Institutional markets differ depending on customer-specific packaging and raw material requirements, product manufacturing complexity and other service requirements. Generally, average retail sales prices are higher than institutional sales prices. Average retail and institutional prices vary due to changes in the relative share of customer revenues and item specific sales volumes (i.e., product sales mix). Revenues are reported net of cash discounts, pricing allowances and product returns.


     The Company seeks to develop strategic customer relationships with food industry leaders that have substantial pasta requirements. The Company has long-term supply agreements with Sysco and CPC and other arrangements with food industry leaders, such as Sam's Club, that provide for the "pass-through" of direct material cost changes as pricing adjustments. The pass-throughs are generally limited to actual changes in cost and, as a result, impact marginal profitability in periods of changing costs and prices. The pass-throughs are generally effective 30 to 90 days following such costs changes and thereby significantly reduce the long-term exposure of the Company's operating results to the volatility of raw material costs. Management estimates that approximately 60% of the Company's revenues in fiscal 1997 will be pursuant to long-term supply agreements and other non-contractual customer arrangements which provide for the pass-through of changes in durum wheat costs. Management believes that this percentage will increase as the Company begins to generate revenue from CPC.


     The Company's Pasta LaBella flavored pasta products are sold at prices which are significantly higher than the Company's non-flavored products as a result of higher product and distribution costs and its premium brand position. In the second quarter of calendar 1996, the Company began distribution of Pasta LaBella flavored pasta into the U.S. Retail grocery market. This initiative was supported by a comprehensive trade and consumer product introduction program, including the payment of product placement or "slotting" fees to retailers, and an on-going selling and marketing program required to support branded retail sales. The Company achieved distribution in approximately 40% of the U.S. Retail grocery market and ceased to incur additional product introduction costs in the first quarter of fiscal 1997. Product introduction costs totalled $8.1 million for the nine-month fiscal period ended September 30, 1996 and $2.1 million for the nine-month period ended June 30, 1997.


     The Company's cost of goods sold consist primarily of raw materials, packaging, manufacturing (including depreciation) and distribution costs. A significant portion of the Company's cost of goods sold is durum wheat. The Company purchases durum wheat on the open market and, consequently, is subject to fluctuations in cost. The Company manages its durum cost risk through long-term contracts and other arrangements with its customers and advance purchase contracts for durum wheat which are generally less than six months' duration. The price of durum wheat was volatile during the period between January 1, 1994 and June 30, 1997 and the published average monthly market price per bushel fluctuated from $5.18 to $7.49 over this period. The durum cost volatility and the timing and amount of sales price adjustments impacted profit and margins over the 1994-1997 periods.

     The Company's capital asset strategy is to achieve low-cost production through vertical integration and investment in the most current pasta-making assets and technologies. The manufacturing- and distribution-related capital assets which have been or will be acquired to support this strategy are depreciated over their respective economic lives. Because of the capital intensive nature of the Company's business and its current and future facilities expansion plans, management believes its depreciation expense for production and distribution assets may be higher than that of many of its competitors. Depreciation expense is a component of inventory cost and cost of goods sold. Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, reported as a separate line item in the statement of operations.


     The Company has commenced an $86 million capital expansion of its durum wheat milling and pasta production and distribution facilities in Missouri and South Carolina. The capital expansion will increase the Company's overall milling, production and distribution capacity by approximately 100% to meet the significant volume requirements of the CPC agreement. The expansion will be financed with borrowings under the Company's current Credit Facility and a new $150 million revolving credit facility to be entered into with the Company's lenders shortly following the Offering. The Company will use a majority of the net proceeds to the Company from the Offering to repay the outstanding indebtedness under the current Credit Facility. The Company has signed commitments with respect to the construction of the expanded facilities and purchase of Italian pasta production equipment totaling approximately $47 million. The expansion construction is currently on schedule and is planned to be completed in early 1998 in time to implement the CPC agreement and support future growth opportunities.


     Selling and marketing expense incurred to support retail sales are higher than those for institutional sales, as the Company incurs external broker commissions, and promotional and other marketing expenses in addition to the costs incurred by its internal retail sales force. The Company is not responsible for selling and marketing expense related to the CPC Agreement. Consequently, the Company expects prospective selling and marketing expense as a percentage of revenues to decrease relative to historical levels as the Company begins to generate CPC revenues in 1998.

     At June 30, 1997, the Company had a net operating loss carryforward of approximately $26.6 million for federal income tax purposes. The net operating loss carryforward resulted principally from the Company's significant tax depreciation deductions related to its capital assets. Subject to certain limitations, the Company expects this net operating loss carryforward will be available to offset future taxable income.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data of the Company, expressed as a percentage of revenues, for each of the periods presented. This table should be read in conjunction with the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus:


                                                                             NINE-MONTH         NINE-MONTH
                                       FISCAL YEAR ENDED      CALENDAR      FISCAL PERIOD      PERIODS ENDED
                                         DECEMBER 31,        YEAR ENDED         ENDED            JUNE 30,
                                       -----------------    DECEMBER 31,    SEPTEMBER 30,    -----------------
                                       1994        1995         1996            1996         1996        1997
                                       ----        ----     ------------    -------------    ----        ----
Revenues:
  Retail...........................     44.6%       53.1%       59.6%            60.7%        57.5%       56.3%
  Institutional....................     55.4        46.9        40.4             39.3         42.5        43.7
                                       -----       -----       -----            -----        -----       -----
Total revenues.....................    100.0%      100.0%      100.0%           100.0%       100.0%      100.0%
                                       -----       -----       -----            -----        -----       -----
Cost of goods sold.................     78.3        79.5        73.8             74.5         75.9        72.4
Gross profit before plant expansion
  costs............................     21.7        20.5        26.2             25.5         24.1        27.6
Plant expansion costs..............      0.7         2.2          --               --          0.5          --
                                       -----       -----       -----            -----        -----       -----
Gross profit.......................     21.0        18.3        26.2             25.5         23.6        27.6
Selling and marketing expense......      5.5         5.7         9.6              9.4          7.7         8.6
General and administrative
  expense..........................      2.8         3.2         2.9              3.0          3.2         3.0
Product introduction costs.........       --          --         7.9              8.8          5.3         2.3
                                       -----       -----       -----            -----        -----       -----
Operating profit...................     12.7         9.4         5.8              4.3          7.4        13.6
Interest expense, net..............      7.2         8.6         8.7              8.7          9.3         8.3
Income tax.........................      2.1         0.3        (1.1)            (1.7)        (0.7)        2.0
Extraordinary loss, net of income
  tax..............................      0.3          --         1.4              1.8          1.9          --
                                       -----       -----       -----            -----        -----       -----
Net income (loss)..................      3.1%        0.5%       (3.2)%           (4.6)%       (3.0)%       3.3%
                                       =====       =====       =====            =====        =====       =====


       NINE-MONTH PERIOD ENDED JUNE 30, 1997 COMPARED TO THE NINE-MONTH PERIOD
                              ENDED JUNE 30, 1996

     Revenues. Revenues increased $7.1 million, or 8.2%, to $93.6 million for the nine-month period ended June 30, 1997, from $86.5 million for the nine-month period ended June 30, 1996. The increase for the nine-month period ended June 30, 1997 was primarily due to higher unit volume which was partially offset by lower net revenues on Pasta LaBella flavored pasta retail sales and price reductions as a result of the pass-through of lower durum wheat costs. The increase was lower than historical periods as the Company planned for and achieved higher than historical capacity utilization levels which precluded more significant unit production and sales growth. The Company believes the scheduled 1998 increases in production capacities and the start of CPC sales will result in increased revenue growth in 1998.

     Revenues for the Retail market increased $3.0 million, or 6.0%, to $52.7 million for the nine-month period ended June 30, 1997, from $49.7 million for the nine-month period ended June 30, 1996. This increase was due to higher unit volume, primarily from the private label category. This revenue increase was partially offset by a lower average retail unit price primarily resulting from volume-based price incentives on Pasta LaBella flavored pasta. The lower Pasta LaBella flavored pasta unit price was mitigated by product sales mix improvements in the private label and club store customers.

     Revenues for the Institutional market increased $4.1 million, or 11.1%, to $40.9 million for the nine-month period ended June 30, 1997, from $36.8 million for the nine-month period ended June 30, 1996. This was primarily the result of volume gains in ingredient and foodservice markets and Contract Sales which were partially offset by price reductions as a result of decreases in durum wheat costs.

     Gross Profit. Gross profit increased $5.4 million, or 26.5%, to $25.8 million for the nine-month period ended June 30, 1997, from $20.4 million for the nine-month period ended June 30, 1996. Gross profit as a percentage of revenues increased to 27.6% for the nine-month period ended June 30, 1997 from 23.6% for the nine-month period ended June 30, 1996. These increases were the result of (i) increases in unit volumes; (ii) lower durum wheat and packaging material costs; and (iii) product sales mix improvements.

     Selling and Marketing Expense. Selling and marketing expense increased $1.5 million, or 22.7%, to $8.1 million for the nine-month period ended June 30, 1997, from $6.6 million for the nine-month period ended June 30, 1996. Selling and marketing expense as a percentage of revenues increased to 8.6% for the nine-month period ended June 30, 1997, from 7.7% for the nine-month period ended June 30, 1996. These increases were due to selling and marketing expense incurred to support incremental retail Pasta LaBella flavored pasta volume and increases in private label revenue growth.


     Product Introduction Costs. The Company incurred $2.1 million of product introduction costs for the nine-month period ended June 30, 1997, as compared to $4.6 million for the nine-month period ended June 30, 1996. These costs were primarily related to the payment of product placement fees or "slotting," introductory consumer sampling, couponing, advertising and trade promotions. The decrease was due to decreased product placement fees and lower introductory selling and marketing expense.


     General and Administrative Expense. General and administrative expense increased $0.2 million, or 7.4%, to $2.9 million for the nine-month period ended June 30, 1997, from $2.7 million for the nine-month period ended June 30, 1996, but decreased as a percentage of revenues from 3.2% to 3.0%. The increase in general and administrative expense was primarily due to higher MIS expenses and communication costs needed to support sales growth.


     Operating Profit. Operating profit increased $6.3 million, or 98.4%, to $12.7 million for the nine-month period ended June 30, 1997, from $6.4 million for the nine-month period ended June 30, 1996. Excluding product introduction costs, operating profit increased $3.9 million, or 35.5%, to $14.9 million for the nine-month period ended June 30, 1997, from $11.0 million for the nine-month period ended June 30, 1996, and increased as a percentage of revenues to 16.0% for the nine-month period ended June 30, 1997, from 12.7% for the nine-month period ended June 30, 1996.


     Interest Expense. Interest expense decreased $0.2 million, or 2.5%, to $7.8 million for the nine-month period ended June 30, 1997, from $8.0 million for the nine-month period ended June 30, 1996. The decrease was primarily the result of reduced borrowings under the Company's term and revolving credit facilities resulting from the $22.3 million in proceeds realized from the April 1997 private equity financing (the "1997 Private Equity Financing"). See "-- Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."


     Income Tax. Income tax increased $2.5 million for the nine-month period ended June 30, 1997 to $1.9 million, from $(0.6) for the nine-month period ended June 30, 1996, and reflects an effective income tax rate of approximately 38%.


     Extraordinary Item. During the nine-month period ended June 30, 1996, the Company incurred a $1.6 million (net of tax) extraordinary loss due to the write-off of deferred debt issuance costs in conjunction with a partial extinguishment and restructuring of the Company's principal bank credit agreement. There was no such item for the nine-month period ended June 30, 1997.


     Net Income. Net income increased $5.7 million to $3.1 million for the nine-month period ended June 30, 1997, from $(2.6) million for the nine-month period ended June 30, 1996.


     NINE-MONTH FISCAL PERIOD ENDED SEPTEMBER 30, 1996 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995

     Revenues. Revenues increased $28.3 million, or 44.4%, to $92.1 million for the nine-month fiscal period ended September 30, 1996, from $63.8 million for the nine-month period ended September 30, 1995. This increase was primarily due to higher unit volume, favorable changes in product sales mix and higher average prices resulting from the introduction of the Company's new, higher-priced Pasta LaBella flavored pasta.

     Revenues for the Retail market increased $23.1 million, or 70.4%, to $55.9 million for the nine-month fiscal period ended September 30, 1996, from $32.8 million for the nine-month period ended September 30, 1995. This increase was due to (i) higher sales volume, with the largest increases coming from private label and club stores customers; (ii) higher average unit prices due to the introduction of the Company's new, higher-priced Pasta LaBella flavored pasta into the U.S. retail grocery market; (iii) improved product sales mix in the club store category; and (iv) the pass-through of higher durum wheat costs.

     Revenues for the Institutional market increased $5.2 million, or 16.8%, to $36.2 million for the nine-month fiscal period ended September 30, 1996, from $31.0 million for the nine-month period ended September 30, 1995. The volume gains in ingredient and foodservice categories were partially offset by lower Contract Sales volumes as available production capacity was utilized by retail sales growth. The average 1996 institutional unit price also increased due to the pass-through of higher durum wheat costs.

     Gross Profit. Gross profit increased $12.9 million, or 121.7%, to $23.5 million for the nine-month fiscal period ended September 30, 1996, from $10.6 million for the nine-month period ended September 30, 1995. Gross profit as a percentage of revenues increased to 25.5% for the nine-month fiscal period ended September 30, 1996, from 16.6% for the nine-month period ended September 30, 1995. These increases were primarily the result of (i) higher sales volumes;
(ii) higher average unit prices, primarily as a result of Pasta LaBella flavored pasta sales; (iii) the absence of plant expansion costs; (iv) lower per unit warehousing and distribution costs resulting from outsourcing logistics functions through a new strategic alliance with Lanter Company; and (v) improved plant efficiencies and capacity utilization, including the impact of the new South Carolina production and distribution facilities.

     Selling and Marketing Expense. Selling and marketing expense increased $5.0 million, or 135.1%, to $8.7 million for the nine-month fiscal period ended September 30, 1996, from $3.7 million for the nine-month period ended September 30, 1995. Selling and marketing expense as a percentage of revenues increased to 9.4% for the nine-month fiscal period ended September 30, 1996 from 5.7% for the nine-month period ended September 30, 1995. These increases in selling and marketing expense were primarily due to Pasta LaBella flavored pasta sales and increases in club store and private label revenues.


     Product Introduction Costs. The Company incurred $8.1 million of product introduction costs during the nine-month fiscal period ended September 30, 1996 related to the retail introduction of the Company's Pasta LaBella flavored pasta products. These costs included payment of product placement fees or "slotting," introductory consumer sampling, couponing, advertising and trade promotions. There were no comparable 1995 expenditures.


     General and Administrative Expense. General and administrative expense increased $0.8 million, or 40.0%, to $2.8 million for the nine-month fiscal period ended September 30, 1996, from $2.0 million for the nine-month period ended September 30, 1995, but decreased as a percentage of revenues from 3.2% for the nine-month period ended September 30, 1995 to 3.0% for the nine-month fiscal period ended September 30, 1996. The increase in general and administrative expense was primarily due to increases in MIS expenses and communication costs incurred to support sales growth and the commencement of operations in South Carolina.


     Operating Profit. Operating profit decreased $1.0 million, or 20.4% to $3.9 million for the nine-month fiscal period ended September 30, 1996 from $4.9 million for the nine-month period ended September 30, 1995. Excluding product introduction costs, operating profit increased to $12.0 million, or 144.9%, from $4.9 million and increased as a percentage of revenue to 13.1% for the nine-month fiscal period ended September 30, 1996 from 7.7% for the nine-month period ended September 30, 1995.


     Interest Expense. Interest expense increased $2.7 million, or 50.9%, to $8.0 million for the nine-month fiscal period ended September 30, 1996 from $5.3 million for the nine-month period ended September 30, 1995, due to higher borrowing levels to finance the Company's South Carolina and Missouri capital assets expansion and increases in working capital.

     Income Tax. Income tax decreased to $(1.6) million for the nine-month fiscal period ended September 30, 1996, from $(0.6) million for the nine-month period ended September 30, 1995 and reflect an effective income tax rate of approximately 38% in both periods.


     Extraordinary Item. During the nine-month fiscal period ended September 30, 1996, the Company incurred a $1.6 million (net of tax) extraordinary loss due to the write-off of deferred debt issuance costs in conjunction with a partial extinguishment and restructuring of the Company's principal bank credit agreement. There was no such item for the nine-month period ended September 30, 1995.


     Net Income. Net income decreased $4.0 million to $(4.2) million for the nine-month fiscal period ended September 30, 1996, from $(0.2) million for the nine-month period ended September 30, 1995.


     CALENDAR YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 1995

     The calendar year ended December 31, 1996 does not conform to the Company's fiscal year and is discussed below only for purposes of comparison with the Company's fiscal year ended December 31, 1995.

     Revenues. Revenues increased $28.7 million, or 30.9%, to $121.6 million for the calendar year ended December 31, 1996, from $92.9 million for the fiscal year ended December 31, 1995. This increase was due to higher unit volume, higher average unit price from the mid-1996 introduction of the Company's new higher-priced Pasta LaBella flavored pasta into the U.S. Retail grocery market and improvements in product sales mix.

     Revenues for the Retail market increased $23.1 million, or 46.9%, to $72.4 million for the calendar year ended December 31, 1996, from $49.3 million for the fiscal year ended December 31, 1995. This increase was due to (i) higher average unit prices associated with the introduction of the Company's new, higher-priced Pasta LaBella flavored pasta into the U.S. retail grocery market in mid-1996; (ii) higher unit volume, with the largest increases coming from the private label and club store customers; (iii) improved product sales mix; and
(iv) the pass-through of higher durum wheat costs.

     Revenues for the Institutional market increased $5.6 million, or 12.8% to $49.2 million for the calendar year ended December 31, 1996 from $43.6 million for the fiscal year ended December 31, 1995. The ingredient and foodservice volume gains were partially offset by lower Contract Sales volumes as available capacities were utilized by retail unit growth. The average 1996 institutional unit price increased due to the pass-through of higher durum wheat costs.

     Gross Profit. Gross profit increased $14.9 million, or 87.6%, to $31.9 million for the calendar year ended December 31, 1996, from $17.0 million for the fiscal year ended December 31, 1995. Gross profit as a percentage of revenues increased to 26.2% for the calendar year ended December 31, 1996, from 18.3% for the fiscal year ended December 31, 1995. These increases were primarily the result of (i) higher unit volumes; (ii) higher average unit prices, primarily due to Pasta LaBella flavored pasta sales; (iii) lower durum wheat costs; (iv) the absence of plant expansion costs; and (v) lower per unit warehousing and distribution costs resulting from outsourcing logistics functions through a new strategic alliance with Lanter Company.

     Selling and Marketing Expense. Selling and marketing expense increased $6.4 million, or 120.8%, to $11.7 million for the calendar year ended December 31, 1996, from $5.3 million for the fiscal year ended December 31, 1995. Selling and marketing expense, excluding product introduction costs, grew as a percentage of revenue to 9.6% for the calendar year ended December 31, 1996, from 5.7% for the fiscal year ended December 31, 1995. The increase in selling and marketing expense was due primarily to larger retail revenues associated with Pasta LaBella flavored pasta and increases in club store and private label sales.


     Product Introduction Cost. The Company incurred $9.6 million of product introduction costs during the calendar year ended December 31, 1996 related to the retail introduction of the Company's Pasta LaBella flavored pasta products. These costs included payment of fees paid for product placement or "slotting," introductory consumer sampling, couponing, advertising and trade promotions. There were no comparable 1995 expenditures.

     General and Administrative Expense. General and administrative expense increased $0.6 million, or 20.7%, to $3.5 million for the calendar year ended December 31, 1996 from $2.9 million for the fiscal year ended December 31, 1995, but decreased as a percentage of revenues from 3.1% to 2.9% over the same period. The increase in general and administrative expense was primarily due to increases in MIS expenses and communication costs incurred to support sales growth and the operations in South Carolina.


     Operating Profit. Operating profit decreased $1.6 million, or 18.2%, to $7.2 million for the calendar year ended December 31, 1996, from $8.8 million for fiscal year ended December 31, 1995 and decreased as a percentage of revenue to 5.8% for the calendar year ended December 31, 1996, from 9.4% for the fiscal year ended December 31, 1995. Excluding product introduction costs, operating profit increased by $8.0 million, or 90.9%, to $16.8 million for the calendar year ended December 31, 1996, from $8.8 million for the fiscal year ended December 31, 1995 and increased as a percentage of revenue to 13.7% for the calendar year ended December 31, 1996 from 9.4% for the fiscal year ended December 31, 1995.


     Interest Expense. Interest expense increased $2.6 million, or 32.5% to $10.6 million for the calendar year ended December 31, 1996 from $8.0 million for fiscal year ended December 31, 1995, due to higher debt levels resulting from the incremental borrowings required to finance the Company's South Carolina and Missouri capital asset expansion and increases in working capital.


     Income Tax. Income tax decreased to $(1.3) million for the calendar year ended 1996 from $0.3 million for the fiscal year ended 1995, and reflects an effective income tax rate of approximately 38% in both periods.


     Extraordinary Item. During calendar year ended December 31, 1996, the Company incurred a $1.6 million (net of tax) extraordinary loss due to the write-off of deferred debt issuance costs in conjunction with a partial extinguishment and restructuring of the Company's principal bank credit agreement.


     Net Income. Net income decreased $4.3 million to $(3.8) million for the calendar year ended December 31, 1996, from $0.5 million for the fiscal year ended 1995.


     FISCAL YEAR ENDED DECEMBER 1995 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 1994

     Revenues. Revenues increased $23.4 million, or 33.7%, to $92.9 million for the fiscal year ended December 31, 1995, from $69.5 million for the fiscal year ended December 31, 1994. This increase was due primarily to higher unit volume and higher average unit prices resulting from a favorable product sales mix and price increases as a result of increases in durum wheat costs.

     Revenues for the Retail market increased $18.1 million, or 58.0%, to $49.3 million for the fiscal year ended December 31, 1995, from $31.2 million for the fiscal year ended December 31, 1994. The growth in Retail revenues was primarily due to significant volume increases from the mid-1994 commencement of sales to club stores and private label growth. The average 1995 retail unit price also increased due to price increases as a result of the pass-through of higher durum wheat costs and improved product sales mix.

     Revenues for the Institutional market increased $5.3 million, or 13.8%, to $43.6 million for the fiscal year ended December 31, 1995, from $38.3 million for the fiscal year ended December 31, 1994. The increased net revenue resulted primarily from (i) increased foodservice unit volume; (ii) an increase in Contract Sales volumes; (iii) price increases made as a result of the pass-through of higher durum wheat costs; and (iv) sales from the foodservice introduction of higher-priced Pasta LaBella flavored pasta in the second half of 1995.

     Gross Profit. Gross profit increased $2.4 million, or 16.4%, to $17.0 million for the fiscal year ended December 31, 1995, from $14.6 million for the fiscal year ended December 31, 1994. This increase resulted primarily from higher unit volumes. Gross profit as a percentage of revenues decreased to 18.3% for the fiscal year ended December 31, 1995 from 21.0% for the fiscal year ended December 31, 1994. Approximately two-thirds of the gross margin decrease was due to incremental plant expansion costs related to the 1995 construction, commissioning and start-up of the South Carolina production and distribution facilities and the Missouri distribution facility. The balance of the gross margin decrease was a result of (i) planned short-term increases in average unit manufacturing and logistics costs due to temporarily lower overall capacity and higher production cost due to the opening of the South Carolina plant, and (ii) increases in average unit packaging material costs.

     Selling and Marketing Expense. Selling and marketing expense increased $1.5 million, or 39.5%, to $5.3 million for the fiscal year ended December 31, 1995, from $3.8 million for the fiscal year ended December 31, 1994. Selling and marketing expense as a percentage of revenues increased from 5.5% in fiscal 1994 to 5.7% in fiscal 1995, primarily as a result of retail revenue growth.

     General and Administrative Expense. General and administrative expense increased $0.9 million, or 45.0%, to $2.9 million for the fiscal year ended December 31, 1995, from $2.0 million for the fiscal year ended December 31, 1994. General and administrative expense as a percentage of revenues increased from 2.8% in fiscal 1994 to 3.2% in fiscal 1995, primarily due to increases in MIS, communications, travel and other general expenses related to the commencement of operations in South Carolina.

     Operating Profit. Operating profit was $8.8 million for the fiscal year ended December 31, 1995, unchanged from the prior fiscal year ended December 31, 1994. Excluding plant expansion costs in 1995 and 1994, operating profit increased $1.5 million, or 16.1%, to $10.8 million for the fiscal year ended December 31, 1995, from $9.3 million for fiscal year ended December 31, 1994, and decreased as a percentage of revenue to 11.6% for the fiscal year ended December 31, 1995 from 13.4% for the fiscal year ended December 31, 1994.

     Interest Expense. Interest expense increased $3.0 million, or 60.0%, to $8.0 million for the fiscal year ended December 31, 1995 from $5.0 million for the fiscal year ended December 31, 1994, primarily due to higher debt levels resulting from increased working capital and the financing of the Company's South Carolina and Missouri capital asset expansion.

     Income Tax. Income tax decreased $1.2 million to $0.3 million for the fiscal year ended December 31, 1995 from $1.5 million for the fiscal year ended December 31, 1994 and reflects an effective income tax rate of approximately 38% in both periods.

     Extraordinary Item. During the fiscal year ended December 31, 1994, the Company incurred a $0.2 million (net of tax) extraordinary loss due to the write off of deferred debt issuance costs in connection with a partial extinguishment and restructuring of the Company's principal bank credit agreement. There was no such item in 1995.

     Net Income. Net income decreased $1.7 million to $0.5 million for the fiscal year ended December 31, 1995 from $2.2 million for the fiscal year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $2.6 million and working capital totaled $13.3 million at June 30, 1997. At September 30, 1996, cash and cash equivalents totaled $1.8 million and working capital totaled $(1.6) million. The $14.9 million increase in working capital resulted primarily from the $22.3 million April 15, 1997 private equity financing (the "1997 Private Equity Financing") and improvements in the Company's operating results.

     The Company's net cash provided by operating activities totaled $14.1 million for the nine-month period ended June 30, 1997 compared to $(7.5) million for the nine-month fiscal period ended September 30, 1996. This increase of $21.6 million was primarily due to higher net income, reductions in net working capital investment and reduced product introduction costs. Net cash provided by operating activities was $5.7 million and $3.7 million for the fiscal years ending December 31, 1995 and 1994, respectively. The $2.0 million increase in net cash provided by operating activities in the fiscal year ending December 31, 1995 was primarily due to lower investment in net working capital.

     Cash flow used in investing activities principally relates to the Company's investments in manufacturing, distribution, milling and MIS assets. Capital expenditures were $11.5 million and $3.0 million for the nine-month periods ending June 30, 1997 and September 30, 1996, respectively, and were $38.8 million and $25.4 million for the fiscal years ended December 31, 1995 and 1994, respectively. The increase in spending for the nine-month period ending June 30, 1997 was a result of the Company's initial expenditures in the $86.0 million capital expansion program targeted for 1998 completion. This expansion is designed to meet the volume requirements of the CPC agreement and planned future growth opportunities. The increased spending in 1994 and 1995 was primarily the result of the construction of the Company's South Carolina manufacturing and distribution facilities and the Missouri distribution center.

     Net cash provided by financing activities was $(1.8) million for the nine months ended June 30, 1997 compared to $12.3 million for the nine-month fiscal period ended September 30, 1996. The $14.1 million change is primarily a result of the $22.3 million in net proceeds from the 1997 Private Equity Financing offset by the $25.2 million repayment of short-term and long-term borrowings. Net cash provided by financing activities was $33.1 million and $19.6 million for the fiscal years ending December 31, 1995 and 1994, respectively, as a result of borrowings required to fund the Company's capital asset expansion programs and working capital.

     In April 1997, the Company entered into an amended and restated credit agreement with Bankers Trust Company, Morgan Stanley Senior Funding, Inc. and various banks named therein (the "Credit Agreement"). The Credit Agreement provides for (i) an $18.0 million term loan maturing on February 26, 2000; (ii) a $19.9 million term loan maturing on February 26, 2002; (iii) a $54.7 million term loan maturing on February 27, 2004; (iv) a $45.0 million term loan maturing on February 27, 2004 to finance a portion of the Company's 1997-1998 capital assets expansion; and (v) a $25.0 million revolving loan maturing on February 29, 2000. At June 30, 1997, $85.9 million was outstanding under the Credit Agreement, and the Company had $45.0 million available to borrow under the $45.0 million term credit facility and $24.5 million available to borrow under the $25.0 million revolving credit facility (subject to borrowing base limitations). As of July 31, 1997, $87.9 million was outstanding under the Credit Agreement. Interest on borrowings is based on the London Interbank Offer Rate (LIBOR), plus a credit margin of 300 to 375 basis points. At June 30, 1997, the three-month LIBOR rate was 5.8%, and the Company's aggregate, weighted average bank debt borrowing rate was 9.3%. The current Credit Agreement contains restrictive covenants that, among other things, limit the Company's ability to incur debt, sell assets, make capital expenditures and pay dividends. Management does not expect these limitations to have a material effect on the Company's business or results of operations. The Company is in compliance with all financial covenants contained in the Credit Agreement and believes it will continue to be in compliance during fiscal 1997.


     The Company plans to use a majority of its net proceeds from the Offering to repay outstanding indebtedness incurred under the Company's Credit Facility. The balance of such proceeds will be used to fund a portion of the Company's planned $86 million capital expansion of its milling and production facilities designed to meet the significant volume requirements of the CPC agreement and planned future growth opportunities. The Company intends to finance the remainder of its capital expansion program and fund future working capital needs principally with borrowings under an amended Credit Agreement with its lenders (the "Amended Credit Agreement") to be entered into following the closing of the Offering. The Company has received from its lenders a commitment letter for a new $150 million unsecured revolving credit facility.



     Management anticipates the Company's creditworthiness and interest rate level of debt outstanding will be significantly improved upon receipt of the net proceeds from the Offering. The Company will incur an extraordinary charge related to the write-off of deferred debt issuance costs relating to the extinguishment and restructuring of the existing credit facility.



     The commitment letter contemplates that the Amended Credit Agreement will contain restrictive covenants similar to those in the current Credit Agreement with respect to limits on the Company's ability to incur debt, sell assets, make capital expenditures and pay dividends. Management does not expect these limitations to have a material effect on the Company's business or results of operations. The Company is in compliance with all financial covenants contained in the current Credit Agreement.


     The Company expects that future cash requirements will principally be for capital expenditures, repayments of indebtedness under the Credit Agreement and working capital requirements. As of June 30, 1997, the Company had commitments to purchase Italian pasta production equipment and expand the milling, production and distribution facilities totaling approximately $47.2 million and durum wheat purchase commitments totaling approximately $6.3 million. Management believes that net cash provided by operating activities, net cash provided by refinancing activities and the net proceeds of the Offering will be sufficient to meet the Company's expected capital and liquidity needs for the foreseeable future.

RECENTLY ISSUED ACCOUNTING STANDARDS



     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which is required to be adopted by the Company on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. If SFAS No. 128 had been implemented by the Company at June 30, 1997, the impact on the calculation of earnings per share would not have been material.


EFFECT OF INFLATION AND INTEREST RATE FLUCTUATIONS

     Historically, inflation has not had a material effect on the Company, other than to increase its cost of borrowing. In general, the Company has been able to increase the majority of customer sales prices to recover significant increases in the prices of raw materials. However, changes in prices of the Company's pasta products and the pass-through of higher durum wheat costs to certain customers historically have lagged price increases in the Company's raw material costs.

                                    BUSINESS

OVERVIEW


     AIPC is the third largest and one of the fastest-growing producers and marketers of pasta in North America. The Company commenced operations in 1988 with the North American introduction of new, highly-efficient durum wheat milling and pasta production technology. Management believes that the Company's singular focus on pasta, vertically-integrated facilities, continued technology leadership and development of a highly-skilled workforce enable AIPC to produce high-quality pasta at costs significantly below those of most of its competitors. Management believes that the combination of the Company's favorable cost structure, the higher average age of its competitors' North American pasta production equipment and the growing pasta consumption in North America creates significant opportunities for continued growth. The Company's revenue and operating income excluding product introduction costs were $121.6 million and $16.7 million, respectively, for the calendar year ended December 31, 1996, and grew at CAGRs of 33% and 33%, respectively, over the five-year period ended December 31, 1996. During the nine-month period ended June 30, 1997, the Company had revenue of $93.6 million and an operating margin excluding product introduction costs of 15.9%.


     The Company has rapidly established a significant market presence in North America by developing strategic customer relationships with food industry leaders that have substantial pasta requirements. The Company has a long-term supply agreement with Sysco, the nation's largest marketer and distributor of foodservice products. In 1998, AIPC will become the exclusive producer of Mueller's, the largest pasta brand in the United States, pursuant to a recent long-term manufacturing and distribution agreement with CPC. CPC has announced its intention to close its current pasta production facility by December 1997. AIPC is also the primary supplier of pasta to Sam's Club, the largest club store chain in the United States, and supplies private label and branded pasta to six of the 10 largest grocery retailers in the United States, including Wal*Mart, A&P, Publix, Albertsons, American Stores and Winn-Dixie. In addition, AIPC has developed supply relationships with leading food processors, such as Pillsbury, General Mills and Kraft, which use the Company's pasta as an ingredient in branded food products.

     The Company produces more than 80 dry pasta shapes in two vertically-integrated production and distribution facilities, strategically located in Excelsior Springs, Missouri and Columbia, South Carolina. The construction of the Missouri plant in 1988 represented the first use in North America of a vertically-integrated, high-capacity pasta plant using Italian pasta production technology. Management believes that this plant continues to be among the most efficient and highly-automated pasta facilities in North America. The South Carolina plant, which commenced operations in 1995, produces only pasta shapes conducive to high-volume production and employs a highly-skilled, self-managed workforce. Management believes that the South Carolina plant is the most efficient pasta facility in North America in terms of productivity and conversion cost per pound. To meet the significant volume requirements of the CPC Agreement and support future growth, the Company commenced a capital expenditure program in 1997 to nearly double the Company's annual pasta production capacity and add a highly-automated durum wheat mill to its South Carolina plant, with completion scheduled for 1998.

OPERATING STRATEGY

     The Company's operating strategy is to grow revenues and profitability by offering customers the highest quality pasta products at competitive prices with superior customer service. Key elements of the Company's operating strategy are:

          - Continue to Lead the Industry as the Lowest Cost Producer of High Quality Pasta. AIPC has successfully implemented production and capital investment strategies designed to achieve low-cost production of high-quality products. AIPC has distinguished itself from most major pasta producers by vertically integrating the durum wheat milling function with the production process, thereby allowing the Company to manage the grain procurement process and better control the consistency, quality and cost of its raw materials. The Company has invested in new pasta making technology, process controls and the development of a largely self-managed work force. Management believes that its facilities are among the most efficient pasta production facilities in North America in terms of productivity and conversion cost per pound. AIPC actively manages plant capacity utilization to optimize its fixed asset base and profitability through Contract Sales to government agencies and other customers. The Company believes that its vertically-integrated processes and pasta production equipment produces pasta of superior color, texture, flavor and consistency. AIPC's logistics strategy enables the Company to realize significant distribution cost savings through its strategically-located distribution centers. The Company expects to realize additional operating efficiencies through the completion of the current expansion program at its South Carolina and Missouri facilities and ongoing improvement programs. See "-- Facilities and Expansion."

          - Expand Customer-Driven Strategy. The Company is committed to developing and maintaining strategic relationships with customers who (i) are food industry leaders requiring a significant volume of high-quality pasta; (ii) have committed marketing and sales resources to growing their pasta business; and (iii) pursue long-term supply arrangements. The Company has pursued this strategy since commencing operations in 1988, beginning with an agreement with Sysco. For almost a decade, the Company has been Sysco's primary pasta supplier. In addition, since 1994, the Company has been the primary pasta supplier to Sam's Club. AIPC currently supplies private-label and branded products to over 20 retail grocery customers, including many of the largest U.S. grocery retailers. AIPC also supplies pasta to leading food processors such as Pillsbury, General Mills and Kraft for use as a food ingredient. Starting in 1998, the Company will become the sole producer of Mueller's, the largest pasta brand in the United States, under the CPC Agreement. Management believes that these strategic relationships increase operating efficiencies, enhance AIPC's investment in new technology, create distribution synergies, and enable closer involvement in its customers' pasta businesses.

          - Provide Superior Customer Service. The Company develops and enhances customer relationships by providing superior service and technical support for its customers. The Company has invested heavily in the development of a broad range of customer service programs, including electronic data interchange (EDI) and efficient consumer response (ECR) programs which streamline the order, invoicing and inventory management functions. AIPC uses its customer response services and category management expertise, based in part on data supplied by A.C. Nielsen Co. ("Nielsen"), to assist customers in their supply management and merchandising decisions. AIPC's inventory management system is designed to optimize customer lead time, order fill rate and inventory turnover. To provide its customers with benefits in both transportation cost and delivery time, the Company has strategically located its distribution centers in Missouri, South Carolina and California. The Company provides marketing, technical and service support to its customers by assisting customers with supply and category management decisions, producing pasta to its customers' specifications and making operational recommendations to its customers using pasta as an ingredient in their food products. AIPC is the only pasta producer to sponsor an annual durum milling and pasta production technology forum, at which industry experts conduct a training and development program for the manufacturing and research and development personnel of food companies.

GROWTH STRATEGY

     The Company continues to implement its growth strategy, which builds on the Company's operating strategy and industry trends. Key elements of the Company's growth strategy are:

          - Successfully Implement CPC Business Expansion. The Company was recently selected to be the exclusive producer of CPC's Mueller's brand pasta, the largest pasta brand in North America. Upon completion of AIPC's planned capacity expansion in 1998, management anticipates CPC's annual volume requirements will represent an approximately 60% increase over the Company's fiscal 1997 production run rate. Management believes that the Company's experience in servicing large pasta supply agreements and its current capacity expansion program will enable AIPC to meet the current CPC volume requirements and support potential future growth.

          - Pursue Strategic Alliances. The Company believes that commercial users and marketers of pasta will continue to require increasing quantities of pasta and that a greater portion of these requirements will be outsourced to more efficient producers of high-quality pasta, such as AIPC. Management has identified additional strategic opportunities with commercial users and marketers of pasta which may result in incremental growth, new product development and cost savings opportunities in the future.

          - Secure Additional Private Label Customers. The Company intends to continue to grow its private label customer base and secure additional private label customers by continuing to offer quality products, competitive pricing, category management and superior customer service. Management believes that AIPC's prospects for growth in the private label market have been enhanced since Borden, historically the largest private label supplier in North America, publicly announced its intention to exit the private label pasta business in 1997.

          - Continue Product Innovation. In 1995, the Company introduced Pasta LaBella flavored pasta, a line of all natural, full-flavored pasta products utilizing patented flavoring technology and AIPC's proprietary production process. In addition to pursuing increased sales with institutional customers, the Company is exploring potential sales and marketing alliances to expand retail distribution of Pasta LaBella flavored pasta. AIPC also intends to continue assisting its customers with innovative products and packaging, and the development of additional value-added products intended to generate higher margins than traditional pasta products.

PASTA INDUSTRY

     North American pasta consumption exceeded 5.0 billion pounds in 1995 and is projected to grow to approximately 5.8 billion pounds by 2002 based on industry and trade sources and the Company's own analysis. The pasta industry consists of two primary customer markets: (i) Retail, which includes grocery stores, club stores and mass merchants that sell branded and private label pasta to consumers; and (ii) Institutional, which includes both foodservice distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient. In 1996, the Retail market accounted for approximately 1.3 billion pounds, of which branded and private label pasta accounted for 1.0 billion and 0.3 billion pounds, respectively. Foodservice distributors, food processors and the U.S. government in the Institutional market accounted for the remainder of the volume, approximately
3.7 billion pounds, in 1996.

     The expected increase in North American consumption is primarily attributable to the widespread recognition that pasta is an inexpensive, convenient and nutritious food. The U.S. Department of Agriculture places pasta on the foundation level of its pyramid of recommended food groups. Products such as flavored pasta, prepared sauces, boxed pasta dinners, and both frozen and shelf-stable prepared pasta entrees support consumers' lifestyle demands for convenient at-home meals. Pasta continues to grow in popularity in restaurants as Americans continue to dine away from home more frequently.

     Customer Markets

     Retail. Hershey, Borden and CPC together represent a majority of the branded Retail market. Hershey, which primarily competes in the branded Retail market and whose retail brands include Ronzoni, San Giorgio, Skinner and American Beauty, is the industry leader and produced 24.5% of the total pounds sold in the branded Retail market for the 52 weeks ended June 30, 1997. Borden, which produced 21.5% of the total pounds sold in the Retail market for the 52 weeks ended June 30, 1997, has announced its intention to shift its strategy to focus on its branded pasta and sauce products, which include Creamette, Prince, Catelli, Merlino's and Anthony's, and to exit private label pasta production and sales. CPC participates in the Retail market with Mueller's, the oldest and largest pasta brand in the United States. AIPC directly participates in the branded Retail market by producing and distributing Pasta LaBella flavored pasta and will indirectly participate in such market by processing and distributing Mueller's brand pasta for CPC. During 1998, CPC will transfer substantially all of its Mueller's brand pasta production to AIPC. See "-- Production and Supply Agreements."

     Between the first quarter of 1994 and the second quarter of 1997, sales of private label pasta products increased from 18.6% to 21.5% of the total pounds of pasta sold in the Retail market. Management believes that sales of private label pasta products will continue to grow at a rate in excess of the overall Retail pasta market. After Borden's departure from the private label market, AIPC will be one of the leading suppliers in the remaining fragmented market. Management believes that the private label category offers significant growth and profit opportunities to retailers and efficient producers. Retailers often prefer high-quality private label products to branded products because private label products typically enable retailers to generate higher margins and maintain greater control of in-store merchandising. While consumers traditionally have viewed private label products as having lower quality than branded products, management believes that new high-quality private label products have begun to change this perception. Management attributes some of this change in the private label market to the increasingly upscale image, improved packaging, higher product quality and competitive prices of private label products.

     Institutional. The Institutional market includes both foodservice distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient. Traditional foodservice customers include businesses and organizations, such as Sysco and JP Foodservice, Inc., that sell products to restaurants, healthcare facilities, schools, hotels and industrial caterers. Most foodservice distributors obtain their supply of pasta from third party producers such as AIPC. The foodservice market is highly-fragmented and is served by numerous regional and local food distributors, including both "traditional" foodservice customers and chain restaurant customers. Sysco, the nation's largest foodservice marketer and distributor of foodservice products and one of the nation's largest commercial purchasers of pasta products, serves approximately 10% of the foodservice customers in the United States and has more than double the revenues of the next largest foodservice distributor.

     The Institutional market also includes sales to food processors who use pasta as an ingredient in their food products such as frozen dinner entrees and side dishes, dry side dish mixes, canned soups and single-serve meals. Large food processors that use pasta as a food ingredient include Kraft, American Home Food Products Corporation, Stouffers Corp., Campbell Soup Company, ConAgra, Inc., Pillsbury and General Mills. The consistency and quality of the color, starch release, texture, cooking consistency, and gluten and protein content of pasta produced for food processors is crucial to their products' success. As a result, food processors have stringent specifications for these attributes.

     The size of the Institutional market is affected by the number of food processors that elect to produce pasta internally rather than outsourcing their production. Historically, most pasta used by food processors was manufactured internally for use in food processors' own products. Management believes, however, that an increasing number of food processors may discontinue the internal production of their own pasta and outsource their production to more efficient producers such as AIPC.

     Pasta Production Capacity

     Management believes that pasta producers have historically rationalized their existing production facilities. Within the past several years, however, there has been an increase in some pasta producers' capital reinvestment. Upon completion of the planned expansion, AIPC will have increased its production capacity to 620 million pounds since commencing operations in 1988. Several domestic pasta producers have recently completed production facility additions or announced their intention to increase domestic production capacity. In addition to AIPC's planned capital expansion, management believes that these capacity additions represent more than 200 million pounds in aggregate. Dakota Growers recently increased the capacity of its durum wheat mill and has announced plans to complete a pasta production capacity expansion in excess of 100 million pounds by the end of 1997. Hershey recently added approximately 50 million pounds of pasta capacity to its facility in Winchester, Virginia. Two major pasta producers have also recently announced planned reductions in pasta production capacity. Borden announced that it will close or sell five of its ten North American pasta plants by the end of 1997, and CPC intends to eliminate its capacity of approximately 180 million pounds by the end of 1997. AIPC and Dakota Growers are currently the only major pasta producers that own vertically-integrated milling and production facilities.


     Management estimates pasta imported from foreign producers during 1996 represented approximately 17% of the U.S. dry pasta market, and that of this amount, approximately two-thirds originates from producers in Italy and Turkey. The primary foreign suppliers of pasta with which the Company competes are Barilla and De Cecco.

     Pricing pressures from Turkish and Italian pasta producers aggressively targeting the U.S. markets have adversely affected returns and earnings of some U.S. producers in recent years. In 1996, pasta imported from Italy accounted for approximately $140 million in sales, or around 8.0% of the U.S. pasta market. In 1996, a U.S. Department of Commerce investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefitting from subsidies from their respective governments. Effective July 1996, the U.S. International Trade Commission imposed anti-dumping duties ranging from 2.8% to 46.7% on Italian imports and from 56.8% to 63.3% on Turkish imports, as well as countervailing duties ranging from 1.2% to 11.2% on Italian imports and from 3.9% to 15.8% on Turkish imports. Although Turkish and Italian importers still participate in the major U.S. customer markets, management believes that these duties have significantly reduced the volume of low-priced pasta from Italy and Turkey. See "Risk Factors -- Competition."

     Raw Materials

     Pasta's primary ingredient is semolina, which is extracted from durum wheat through a milling process. Almost all domestic pasta producers purchase semolina from third party milling companies. Durum wheat is used exclusively for pasta. Each variety of durum wheat has its own unique set of protein, gluten content, moisture, density, color and other attributes which affect the quality and other characteristics of the semolina. The Company blends semolina from different wheat varieties as needed to meet customer specifications.

     Durum wheat used in United States pasta production generally originates from Canada, North Dakota, Montana, Arizona and California. Although durum wheat can be purchased directly from farmers or grower-owned cooperatives, most milling companies purchase durum wheat on a commodity exchange. AIPC and Dakota Growers are the only major producers of pasta in North America that have vertically integrated milling and production facilities. See "Raw Materials and Supplies."

PRODUCTS

     AIPC's product line, comprising over 1,000 stock-keeping units ("SKUs"), includes long goods such as spaghetti, linguine, fettuccine, angel hair and lasagna, and short goods such as elbow macaroni, mostaccioli, rigatoni, rotini, ziti and egg noodles. In many instances, the Company produces pasta to its customers' specifications. AIPC makes over 80 different shapes and sizes of pasta products in over 160 package configurations, including bulk packages for institutional customers and small individually-wrapped packages for retail sale to individual consumers. AIPC contracts with third parties for the production of certain pasta shapes, such as retail lasagna and canneloni, which are specialized products, but which are necessary to offer customers a full range of pasta products. Purchased pasta represented less than 2% of AIPC's total unit volume in fiscal 1996.

     In fiscal 1995, AIPC introduced a product line of all natural, full-flavored pasta marketed under the Pasta LaBella brand. Pasta LaBella flavored pasta is principally marketed as a branded product to grocery retailers and to Sysco. AIPC's all-natural, full-flavored dry pasta is available in a variety of flavors including tomato basil, lemon pepper, pesto, roasted garlic and herb, roasted bell pepper/roasted garlic, and cracked black pepper. Management believes that AIPC's use of patented flavoring ingredients under an exclusive license and a proprietary manufacturing process allows the Company to provide superior product quality and flavor delivery compared to competitive flavored pasta products. Pasta LaBella flavored pasta was recognized as one of the top 10 new products in the United States in 1996 by Food Processing Magazine.

QUALITY

     The Company believes that its state-of-the-art, Italian pasta production equipment is capable of producing the highest quality pasta. AIPC's products are produced to satisfy the specifications of the Company's customers as well as its own product specifications, which management believes are among the highest in the industry. The Company's pasta is distinguished by a rich, natural "wheaty" taste and a consistently smooth and firm ("al dente") texture with a minimum amount of white spots or dark specks. AIPC evaluates the quality of its products through: (i) internal laboratory evaluation of AIPC products against competitive products on physical characteristics, including color, speck count, shape and consistency, and cooking performance, including starch release, protein content and bite; and (ii) competitive product comparisons that AIPC's customers perform on a regular basis.

     The Company submits its production facilities to semi-annual inspections by the American Institute of Baking ("AIB"), the leading United States baking, food processing and allied industries evaluation agency for sanitation and food safety. The Company consistently has achieved the AIB's highest "Superior" rating. The Company also implemented a comprehensive Hazard Analysis Critical Control Point ("HAACP") program five years ago to continuously monitor and improve the safety, quality and cost-effectiveness of the Company's facilities and products. The Company believes that having an AIB rating of "Superior" and meeting HAACP standards have helped the Company attract new business and strengthen existing customer relationships.

PRODUCTION AND SUPPLY AGREEMENTS

     The Company has established itself as one of the largest producers of dry pasta in North America by establishing strategic production, supply and distribution arrangements with several food industry leaders, including CPC and Sysco.

     Under the CPC Agreement, CPC will close its current facilities dedicated to the production of Mueller's brand pasta and, beginning in 1998, AIPC will become the exclusive producer of Mueller's, with the exception of two specialty items which CPC currently purchases from another supplier. CPC is a global food company, and its Mueller's pasta line is the oldest and largest pasta brand in the United States with an annual sales volume averaging approximately 200 million pounds over the last five years. AIPC will be paid on a "cost plus" basis in an amount equal to total actual cost of production plus a guaranteed profit per pound of pasta produced. CPC has guaranteed minimum purchase volumes of 175 million pounds annually for nine years. AIPC may also benefit from additional cost savings resulting from improved productivity. The term of the contract is through December 31, 2006 with a three-year renewal term at the option of CPC. Without CPC's consent, AIPC may not produce branded retail pasta for Borden, Hershey or Barilla, and is limited to the production of an aggregate of 12 million pounds of branded pasta products annually for other producers.

     Pursuant to the Sysco Agreement, AIPC is the primary supplier of pasta for Sysco and has the exclusive right to supply pasta to Sysco for sale under Sysco's name. Sysco, which operates from approximately 65 operations and distribution facilities nationwide, provides products and services to approximately 230,000 restaurants, hotels, schools, hospitals, and other institutions, as well as the U.S. government. For the nine-month fiscal year ended September 30, 1996, sales attributed to Sysco represented approximately 27% of the Company's net revenues. Sysco recently exercised its option to renew its agreement with AIPC for an additional three years through June 30, 2000, and has options to renew the agreement for additional three-year periods through June 30, 2006. AIPC products are sold to Sysco on a cost-plus basis, with annual adjustments based on the prior year's costs. Under the Sysco Agreement, AIPC may not supply pasta products to any business other than Sysco in the United States, Mexico or Canada that operates as, or sells to, institutions and businesses which provide food for consumption away from home (i.e. foodservice businesses) without Sysco's prior consent. In 1996, Sysco honored the Company as one of the 10 best of its 1,300 suppliers.

RAW MATERIALS AND SUPPLIES

     AIPC's ability to produce high-quality pasta generally begins with its purchasing durum wheat directly from farmers and grower-owned cooperatives in Canada, North Dakota, Montana, Arizona and California, rather than from grain exchanges. This direct purchasing method ensures that the extracted semolina meets AIPC's specifications since each variety of durum wheat has its own unique set of milling and pasta making characteristics. The Company has several sources for durum wheat and is not dependent on any one supplier. As a result, the Company believes that it has adequate sources of supply for durum wheat. The Company occasionally buys and sells semolina to balance its milling and production requirements.

     Durum wheat is a cash crop whose average monthly market price has fluctuated from a low of $5.18 per bushel to a high of $7.49 per bushel in the last four years. Durum wheat does not have a related futures market to hedge against such price fluctuations. The Company manages its durum wheat cost risk through long-term contracts and other arrangements with its customers and advance purchase contracts for durum wheat which are generally less than six months' duration. Long-term supply agreements and other customer arrangements which allow for the pass-through of durum wheat cost changes in certain circumstances represented approximately 60% of AIPC's total revenue for the nine-month period ended June 30, 1997. Management believes that the Company will significantly increase the percentage of revenues pursuant to contracts which include provisions for sales price adjustments as it begins to generate CPC revenues in 1998. See "Risk Factors -- Raw Materials."

     AIPC purchases its packaging supplies, including poly-cellophane, paperboard cartons, boxes and totes from third parties. Management believes the Company has adequate sources of packaging supplies.

FACILITIES AND EXPANSION

     Production Facilities. AIPC's pasta production plants are located near Kansas City in Excelsior Springs, Missouri, and in Columbia, South Carolina. The Company's facilities are strategically located to support North American distribution of AIPC's products and benefit from the rail and interstate highway infrastructure. At June 30, 1997, the Company's facilities had combined annual milling and production capacity of approximately 300 million pounds of durum semolina and 330 million pounds of pasta.

     The Company has pursued a capacity expansion strategy over the past several years. During 1994, the Company completed a $30.0 million expansion of the Missouri plant, increasing production capacity more than 70% to 230 million pounds per year and, at the same time, increased its durum wheat milling capacity over 100% to support pasta production of approximately 300 million pounds per year. In 1995, the Company added approximately 100 million pounds of pasta capacity by constructing its South Carolina plant.

     AIPC has commenced an $86.0 million capital expenditure program to increase its current pasta production capacity by 90% from 330 million pounds per year to 620 million pounds per year in 1998. The additional capacity at the Missouri facility will combine high-speed, high-output pasta production lines with the ability to produce a full range of products, and will include a distribution center expansion. The capital expenditures program also includes the construction of a durum wheat mill in South Carolina which adjoins the existing plant facility, a 200% increase in the facility's pasta production capacity, and a doubling of the capacity of the South Carolina distribution facility. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Risk
Factors -- Substantial Planned Investment in Milling and Production Facilities."

     The additional capacity will be used to produce Mueller's brand pasta and take advantage of other market opportunities. By the second quarter of fiscal 1998, AIPC will assume production of substantially all of CPC's Mueller's pasta, which management estimates will require a minimum production capacity of 200 million pounds a year. CPC's guaranteed annual minimum purchases of 175 million pounds pursuant to the CPC Agreement will utilize approximately 60% of the Company's newly-added capacity.

     The following chart illustrates the historical and budgeted growth of AIPC's milling and pasta production capacity:

                               Performance Graph

Each of the Company's major capacity expansion programs has been completed on schedule and within budget, and has delivered the targeted levels of output and efficiency. See "Risk Factors -- Substantial Planned Investments in Milling and Production Facilities" and "Management of Growth and Implementation of CPC Business."

     Milling and Pasta Production Processes. Durum wheat is currently delivered to AIPC's mill in Missouri by railcar directly from the durum wheat elevators in the northern United States and Canada under a long-term rail contract. The wheat is then unloaded, blended and pre-cleaned. Next, the moisture content of the wheat is raised to the optimal level required for milling (the "tempering process"). The cleaned and tempered wheat is then conveyed to the mill where grinding, sifting, and purifying processes extract the purest possible semolina. The semolina milling is controlled from a central control room located in the mill where a single AIPC team member monitors and directs the mill's entire milling, cleaning and storage process. Semolina is then pneumatically distributed from the mill to AIPC's pasta production facility in Missouri and, through the use of a leased fleet of 33 dedicated railcars, transferred to South Carolina.

     After being mixed with water, the semolina is extruded into the desired shapes and travels through computer-controlled high-temperature dryers and stabilized at room temperature. The Company's entire pasta production process is controlled by programmable logic controllers which enable all of the production lines to be operated and monitored by minimal staff. The pasta is then packaged in a wide variety of packaging configurations on highly-automated film, carton and bulk packaging systems and forwarded through automated conveyors to the distribution center to be palletized and stored prior to shipment.

     The Company's vertically-integrated milling and pasta production process is depicted in the following chart:

                      MILLING AND PASTA PRODUCTION PROCESS

                   MILLING AND PASTA PRODUCTION PROCESS GRAPH

     Distribution. The Company's three distribution centers are strategically located in South Carolina, Missouri and Southern California to serve a national market. The Company currently owns the distribution center adjoining its Missouri plant and leases its distribution center in South Carolina as well as space in a public warehouse in Pomona, California. The Company completed construction of the integrated warehousing and distribution facilities at its Missouri and South Carolina facilities during 1995. The warehousing and distribution facilities are integrated with the Company's production facilities which allows cased, finished products to be automatically conveyed via enclosed case conveying systems from the production facilities to the distribution centers for automated palletization and storage until shipping. The combination of integrated facilities and multiple distribution centers enables AIPC to realize significant distribution cost savings and provides lead time, fill rate and inventory management advantages to its customers. The operation of the Missouri and South Carolina distribution centers is outsourced under a long-term agreement with Lanter Company, a firm specializing in warehouse and logistics management services.

SALES AND MARKETING

     AIPC actively markets its products through approximately 15 internal sales and marketing staff and approximately 30 independent food brokers and distributors throughout the United States. AIPC's senior management is directly involved in the selling process in all customer markets. The Company's sales and marketing strategy is to provide superior quality, complete product offering, distinctive packaging specifically tailored to customers' needs, competitive pricing and superior customer service to attract new customers and grow existing customers' pasta sales.

     One of the Company's core strengths has been the development of strong customer relationships and the establishment of a reputation as a technical and service expert in the pasta field. As part of its overall customer service strategy, AIPC uses its category management expertise to assist customers in their supply management decisions regarding pasta and new products. The Company's category management experts use on-line Nielsen's supermarket data to drive pasta category growth by recommending pricing, SKU sets and shelf spacing to both private label and branded customers. AIPC representatives also assist food processors in incorporating AIPC's pasta as an ingredient in its customers' food products. The Company sponsors an annual "Pasta Technology Forum" which is a training and development program for its customers' production and new product personnel. AIPC also produces and distributes a quarterly newsletter, the Pasta Advisor, to its institutional customers which contains recommendations regarding storage, conveying, cooking and ingredient combination. In addition to technical education, the Company provides dedicated technical support to its customers by making recommendations regarding the processing of pasta in their facilities. AIPC believes that these value-added activities provide customers with a better appreciation and awareness of the Company and its products.

     The Company consistently demonstrates its commitment to customer service through the development of enhanced customer service programs. Examples of these programs include the creation by AIPC of an ECR model which uses EDI and vendor replenishment programs to assist its key retail customers, and category management services for its private label and branded customers. These programs also enable the Company to more accurately forecast production and sales demand, enabling higher utilization of production capacities and lower average unit costs. AIPC has also created a dedicated sales force for Sysco, its largest customer, to provide regional sales support.

MANAGEMENT INFORMATION SYSTEMS

     The Company's production, distribution, sales and marketing operations are supported by an IBM AS400-based computer system. The system utilizes licensed BPCS manufacturing software which has been tailored to the Company's management processes and integrates its production, purchasing, order entry, inventory management, distribution and accounting systems. The Company's MIS were recently upgraded in anticipation of the Company's growth and desire to continue to offer its customers value-added, efficient services. The Company has invested substantial amounts in EDI and ECR to streamline the order, invoicing and inventory management functions. The Company believes that its recent hardware and software upgrades have adequately addressed the systems operations issues relating to the year 2000.

COMPETITION

     The Company operates in a highly competitive environment against numerous well-established national, regional and foreign companies, and many smaller companies. The Company's competitors include both independent pasta producers and pasta divisions and subsidiaries of large food products companies. The Company competes in the procurement of raw materials, the development of new products and product lines, the improvement and expansion of previously introduced products and product lines and the production, marketing and distribution of its products. AIPC's products compete with a broad range of food products, both in the retail and institutional customer markets. Competition in these markets generally is based on product quality and taste, pricing, packaging and customer service and logistics capabilities. The Company believes that it currently competes favorably with respect to these factors. See "Risk Factors -- Competition" and "Industry."

     AIPC's direct competitors include large multi-national companies such as Hershey and Borden and other competitors such as Dakota Growers, Philadelphia Macaroni and Zerega's. The Company also competes against foreign companies such as Italian pasta producers De Cecco and Barilla and competes, indirectly, against food processors such as Kraft, General Foods, Inc., American Home Food Products Corporation, Campbell Soup Company and Stouffers Corp., that produce pasta internally as an ingredient for use in their food products. See "-- Industry."

TRADEMARKS AND PATENTS

     The Company holds a number of federally registered and common law trademarks which it considers to be of considerable value and importance to its business including: AIPC American Italian Pasta Company, American Italian, and Pasta LaBella. The Company has registered the AIPC American Italian Pasta Company(R), Pasta LaBella(R), Montalcino(R) and other trademarks with the U.S. Patent and Trademark Office. AIPC has filed a registration application with the U.S. Patent and Trademark Office for the Calabria(TM) and Heartland(TM) trademarks. A patent application is currently pending with respect to the proprietary flavoring process for Pasta LaBella flavored pasta.

REGULATION

     The Company is subject to various laws and regulations relating to the operation of its production facilities, the production, packaging, labeling and marketing of its products and pollution control, including air emissions, which are administered by federal, state, and other governmental agencies. The Company's production facilities are subject to inspection by the U.S. Food and Drug Administration and Occupational Safety and Health Administration, the Missouri Department of Natural Resources and the South Carolina Department of Health and Environmental Control. The Company believes that the cost of its compliance with existing laws and regulations will not have a material effect on its results of operations or financial condition.

EMPLOYEES

     As of June 30, 1997, the Company employed 287 full-time persons, of whom 134 were salaried employees and 153 were hourly employees. The Company's employees are not represented by any labor unions. AIPC considers its employee relations to be good.

LEGAL PROCEEDINGS

     The Company currently is not a party to any material litigation nor is it aware of any litigation threatened against it which, if commenced and adversely determined, would likely have a material adverse effect upon the business or financial condition of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the directors and executive officers of the Company as of the date of this
Prospectus:


                   NAME                       AGE                     POSITION
                   ----                       ---                     --------
Horst W. Schroeder........................    56     Chairman of the Board of Directors
Timothy S. Webster........................    35     President and Chief Executive Officer;
                                                     Director
Norman F. Abreo...........................    47     Executive Vice President -- Operations
David E. Watson...........................    41     Executive Vice President and Chief
                                                     Financial Officer
David B. Potter...........................    38     Senior Vice President -- Procurement
Jonathan E. Baum..........................    36     Director
David Y. Howe.............................    33     Director
Robert H. Niehaus.........................    41     Director
Amy S. Rosen..............................    27     Director
James A. Schlindwein......................    68     Director
Lawrence B. Sorrel........................    38     Director
Richard C. Thompson.......................    46     Director


     Horst W. Schroeder has served as Chairman of the Board of Directors of the Company since June 1991, and as a Director of the Company since August 1990. Since 1990, Mr. Schroeder has been President of HWS & Associates, Inc., a Hilton Head, South Carolina management consulting firm owned by Mr. Schroeder. Prior to founding HWS & Associates, Mr. Schroeder served the Kellogg Company, a manufacturer and marketer of ready-to-eat and other convenience food products, in various capacities for more than 20 years, most recently as President and Chief Operating Officer. He is a manager of PSF Holdings, L.L.C. and has served as Chairman of the Board of its wholly-owned subsidiary, Premium Standard Farms, Inc., a vertically-integrated pork producer, since 1996.

     Timothy S. Webster has served as President of the Company since June 1991, as President and Chief Executive Officer of the Company since May 1992, and as a Director since June 1989. Mr. Webster joined the Company in April 1989, and served as Chief Financial Officer from May 1989 to December 1990 and as Chief Operating Officer from December 1990 to June 1991. Prior to joining the Company, Mr. Webster was a manager with the Entrepreneurial Services Group of Arthur Young and Company (a predecessor firm to Ernst & Young LLP) from April 1987 to April 1989.

     Norman F. Abreo joined the Company in December 1991, serving initially as the Company's Vice President -- Manufacturing. He became Senior Vice President -- Operations in June 1995, and Executive Vice President -- Operations in June 1997. Prior to joining the Company, he was Plant Manager for the Coca-Cola Enterprises, Inc. plant in New Orleans, Louisiana, from December 1987 to December 1991; Director of Operations for Borden Pasta Group from December 1985 to December 1987; and Plant Manager of the Borden Pasta Group's New Orleans facility from March 1979 to December 1985.

     David E. Watson joined the Company in June 1994 as its Senior Vice President and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in June, 1997. Prior to joining AIPC, Mr. Watson spent 18 years with the accounting firm of Arthur Andersen & Co., most recently as partner-in-charge of its Kansas City and Omaha Business Consulting Group practice. Mr. Watson is a certified public accountant.

     David B. Potter joined the Company in 1993 as its Director of Procurement. He was named Vice President in 1994 and Senior Vice President -- Procurement in June 1997. Before joining the Company, Mr. Potter had worked in numerous areas of Hallmark Cards and its subsidiary, Graphics International Trading Company, from 1991 to 1993, most recently as Business Logistics Manager.

     Jonathan E. Baum has served as a Director of the Company since 1994. He has been the Chairman and Chief Executive Officer of George K. Baum & Company, an investment banking firm, since 1994. Previously, he had been a Vice President with Salomon Brothers Inc.


     David Y. Howe has served as a Director of the Company since 1995. He is a Vice President of Citicorp Venture Capital, Ltd., a venture capital firm, where he has been employed since 1993. From 1990 to 1993, he had been employed by Butler Capital, a private investment company. He is also a director of Aetna Industries, Inc., Brake-Pro, Inc., Cable Systems International, Inc., Copes-Vulcan, Inc., Pen-Tab Industries, Inc., Milk Specialties Company and LifeStyle Furnishings, Ltd.


     Robert H. Niehaus has served as a Director of the Company since 1992. He has been a Managing Director of Morgan Stanley & Co. Incorporated since 1990. He is also Managing Director and a Director of The Morgan Stanley Leveraged Equity Fund II, Inc., the general partner of MSLEF, and Morgan Stanley Capital Partners III, Inc., the general partner of the general partner of the MSCP Funds. He is also a director of Fort Howard Corporation, Silgan Corporation, Silgan Holdings Inc., Waterford Wedgewood UK, plc, of which he is the Chairman, and Waterford Crystal Ltd.


     Amy S. Rosen has served as a Director of the Company since April, 1997. She is an Associate of Morgan Stanley & Co. Incorporated, where she has been employed since 1994. Ms. Rosen also is an Associate of Morgan Stanley Capital Partners III, Inc., the general partner of the general partner of the MSCP Funds. Previously, she was employed by The Blackstone Group for two years.

     James A. Schlindwein has served as a Director of the Company since 1995. Prior to his retirement in September 1994, Mr. Schlindwein served as Executive Vice President-Merchandising Services and Director of Sysco Corporation, a national institutional foodservice distributor, where he had served since 1980. He is also a director of Riser Foods, Inc.


     Lawrence B. Sorrel has served as a Director of the Company since 1992. He is a Managing Director of Morgan Stanley & Co. Incorporated where he has been employed since 1986. He is also Managing Director and a Director of Morgan Stanley Capital Partners III, Inc., the general partner of the general partner of the MSCP Funds, and The Morgan Stanley Leveraged Equity Fund II, Inc., the general partner of MSLEF. He is also a director of Emmis Broadcasting Corporation, Vanguard Health Systems, Inc., LifeTrust America, Inc., and The Compucare Company.


     Richard C. Thompson has served as a Director of the Company since 1986. Mr. Thompson is an experienced entrepreneur and, since 1993, has been President and Chief Executive Officer of Thompson's Pet Pasta Products, Inc., a pet food producer. He is the founder of the Company and served as its President from May 1986 to June 1991.


     The Company is currently seeking a vice president of sales and marketing.


COMPOSITION OF BOARD OF DIRECTORS


     Upon consummation of the Offering, it is anticipated that the Company's Board of Directors will consist of nine directors, divided into three classes, with the members of each class to serve for staggered three-year terms. The initial term of the first class will expire at the annual meeting of stockholders to be held in 1998, the initial term of the second class will expire in 1999 and the initial term of the third class will expire in 2000.
Messrs.             ,             and             will be included in the first
class, Messrs.             ,             and             will be included in the
second class and Messrs. Webster, Schroeder and             will be included in
the third class. Directors will hold office for a term of three years and will serve until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified. The Company intends to increase the size of the Board by adding two additional independent directors in the future.

COMPENSATION OF DIRECTORS


     Messrs. Schlindwein and Thompson currently are the only directors who receive fees for serving as directors of the Company. Messrs. Schlindwein and Thompson each receive a fee of $3,000 for attendance at each meeting of the Board of Directors, with no additional amounts payable with respect to separate committee meetings. None of the other directors of the Company is paid directors' fees for serving on the Board of Directors or its committees. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of Board committees.


COMMITTEES OF THE BOARD

     Under the Company's By-laws, the Board of Directors may establish one or more committees, appoint one or more members of the Board of Directors to serve on each committee, fix the exact number of committee members, fill vacancies, change the composition of the committee, impose or change the duties of the committee and terminate the committee. The Board of Directors has established an Audit Committee and a Compensation Committee. Each such committee has two or more members who serve at the pleasure of the Board of Directors.

     The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to the salaries, bonuses, and other compensation paid to key employees and officers of the Company, including the terms and conditions of their employment, and administers all stock option and other benefit plans (except with respect to participation by executive officers in stock option and other equity incentive plans of the Company which will be made by the Board of Directors or a committee comprised solely of outside directors, unless otherwise specified in the applicable plan documents) affecting key employees' and officers' direct and indirect remuneration. Currently, Messrs. Niehaus, Schroeder and Sorrel serve on the Compensation Committee.

     The Audit Committee is responsible for reviewing the Company's financial statements, audit reports, internal financial controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors. Messrs. Schlindwein and Baum serve on the Audit Committee.

EXECUTIVE COMPENSATION

     The following table summarizes compensation information with respect to the President and Chief Executive Officer ("CEO") of the Company and each of the Company's most highly-compensated executive officers for services rendered during the nine-month fiscal year ended September 30, 1996 (collectively, with the CEO, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                    FISCAL PERIOD           COMPENSATION
                                                     COMPENSATION              AWARDS
                                                 --------------------       ------------
                                      FISCAL                                 SECURITIES          ALL OTHER
    NAME AND PRINCIPAL POSITION      PERIOD(1)   SALARY($)   BONUS($)   UNDERLYING OPTIONS(#)   COMPENSATION
    ---------------------------      ---------   ---------   --------   ---------------------   ------------
Timothy S. Webster.................    1996      $185,615    $125,000            --               $  4,967(2)
  President and Chief Executive
  Officer
Horst W. Schroeder.................    1996        98,047      40,000            --                330,000(3)
  Chairman of the Board
David E. Watson....................    1996       119,510      37,500            --                  4,484(4)
  Executive Vice President and
  Chief Financial Officer
Norman F. Abreo....................    1996        99,856      37,500            --                  1,226(4)
  Executive Vice
  President--Operations
David B. Potter....................    1996        78,000      29,000            --                  2,777(4)
  Senior Vice
  President--Procurement

-------------------------
(1) The Company's 1996 fiscal year extended from January 1, 1996 until September 30, 1996. Subsequent fiscal years will cover a 52- or 53-week period ending on the last Friday of September.

(2) Includes payments in the amount of $4,449 under the American Italian Pasta Company Retirement Savings Plan and premiums in the amount of $518 paid by the Company on a split-dollar life insurance policy.

(3) Represents a bonus which Mr. Schroeder is required to repay to the extent that he provides less than 30 days of service during any calendar year ending on or prior to December 31, 1998. Mr. Schroeder's service during the 1996 fiscal year resulted in $82,000 of such bonus being no longer subject to such contingent repayment obligation.

(4) Represents payments under the American Italian Pasta Company Retirement Savings Plan.

     No stock options were granted to any of the Named Executive Officers during the nine-month fiscal year ended September 30, 1996. The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers that were outstanding at September 30, 1996:

                          AGGREGATED OPTION EXERCISES
                 IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                                          AT SEPTEMBER 30, 1996
                                                        ---------------------------------------------------------
                                                                 NUMBER OF               VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS(1)
                          SHARES ACQUIRED     VALUE     ---------------------------   ---------------------------
          NAME            UPON EXERCISE(#)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            ----------------   --------   -----------   -------------   -----------   -------------
Timothy S. Webster......        --             --
Horst W. Schroeder......        --             --
David E. Watson.........        --             --
Norman F. Abreo.........        --             --
David B. Potter.........        --             --

-------------------------
(1) Based on the assumed initial public offering price of $   per share.

EMPLOYMENT AGREEMENTS

     Each of Horst W. Schroeder and Timothy S. Webster currently has an employment agreement with the Company. Such agreements will be amended or replaced prior to consummation of the Offering. The Company intends to enter into employment agreements with Messrs. Watson and Abreo in August 1997.

MANAGEMENT BONUS PLAN

     The Company maintains a management bonus plan for certain salaried employees of the Company, including the Named Executive Officers. The plan permits these employees to earn cash performance bonus awards of up to a percentage of their respective salaries as determined by the Board of Directors, or by management on the Board's behalf. The amount of any bonus is based upon the Company's performance and the individual performance of such participant. See "Management--Executive Compensation."

STOCK OPTION PLANS

     1992 NON-STATUTORY STOCK OPTION PLAN

     On October 29, 1992, the Company's Board of Directors and stockholders adopted the American Italian Pasta Company Non-Statutory Stock Option Plan (the "1992 Plan"). The purpose of the 1992 Plan is to secure for the Company and its stockholders the benefits of the incentive inherent in stock ownership by officers and other key employees of the Company.

     The 1992 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the power and sole discretion to determine the persons to whom options are granted and the number of shares covered by those options, subject in each case to the limitations set forth in the 1992 Plan. Options may be granted under the 1992 Plan only to officers and key employees of the Company. The period during which an option may be exercised (not to exceed 13 years), and the time at which it becomes exercisable, is fixed by the Compensation Committee at the time the option is granted. Options granted under the 1992 Plan are not transferable by the holder other than by will or the laws of descent and distribution.

     The number of shares which may be issued and sold pursuant to options
granted under the 1992 Plan may not exceed        shares (subject to adjustment
for stock dividends, stock splits, combinations or reclassifications of shares, or similar transactions). No consideration is paid to the Company by any optionee in exchange for the grant of an option. The per share exercise price for an option granted under the 1992 Plan is determined by the Compensation Committee.

     Certain provisions of the 1992 Plan may have the effect of discouraging or delaying possible takeover bids. In the event of a "Change of Control," all of the outstanding options automatically become immediately exercisable in full. A "Change of Control" is generally defined to take place when disclosure of such a change would be required by the proxy rules promulgated by the Securities and Exchange Commission or when (i) certain persons acquire beneficial ownership of 25% or more of the combined voting power of the Company's voting securities,
(ii) less than a majority of the directors are persons who were either nominated or selected by the Board of Directors, (iii) a merger involving the Company in which the Company's stockholders own less than 80% of the voting stock of the surviving corporation; or (iv) a liquidation of the Company or sale of substantially all the assets of the Company occurs. In the event that the Company is not the surviving corporation of any merger, consolidation, reorganization or acquisition by another corporation, outstanding options under the 1992 Plan may be assumed, or replaced with new options of comparable value, by the surviving corporation. If the surviving corporation does not assume or replace outstanding options, or in the event the Company is liquidated or dissolved, then subject to certain limitations, each holder of outstanding options may exercise all or part of such options (even if the options would not otherwise have been exercisable in full) during the period beginning 30 days before the event triggering the acceleration, and ending on the day before such event.

     Generally, the exercise price of an option is at least equal to the fair market value of the Common Stock on the date of grant. As of the date of this
Prospectus, options to purchase        shares of Common Stock at
exercise prices ranging from $     to $     per share (with a weighted average
exercise price of $     per stock) were issued and outstanding under the 1992
Plan. The outstanding options under the 1992 Plan expire at dates ranging from October 2002 to April 2007. None of the executive officers of the Company have exercised any options prior to the date of this Prospectus.

     1993 NON-QUALIFIED STOCK OPTION PLAN

     The American Italian Pasta Company 1993 Non-Qualified Stock Option Plan (the "1993 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company effective December 8, 1993. The 1993 Plan was adopted to compensate and provide incentives for mid-level managers of the Company.

     The 1993 Plan is also administered by the Compensation Committee. The Compensation Committee has full and final authority in its discretion, subject to the provisions of the 1993 Plan and applicable law, to determine the individuals to whom and the time or times at which options shall be granted and the number of shares of Common Stock covered by each option. Options may be granted under the 1993 Plan to mid-level management. The period during which an option may be exercised (not to exceed ten years), and the time at which it becomes exercisable is fixed by the Compensation Committee at the time the option is granted. Options granted under the 1993 Plan are not transferrable by the holder other than by will or the laws of dissent and distribution.

     The number of shares which may be issued and sold pursuant to options
granted under the 1993 Plan may not exceed        shares (subject to adjustment
for stock dividends, stock splits, combinations or reclassifications of shares or similar transactions). No consideration is paid to the Company by any optionee in exchange for the grant of an option. The per share exercise price for an option granted under the 1993 Plan is determined by the Compensation Committee.

     In the event of any merger, recapitalization, consolidation, split-up, spin-off, repurchase, distribution or similar transaction effecting the Common Stock, the Compensation Committee may take such action as in its sole discretion that deems appropriate. The Compensation Committee may authorize the issuance or assumption of options or similar rights in connection with any such transaction whether or not the Company is a surviving or continuing corporation, and upon such terms and conditions as it may deem appropriate.

     The exercise price of an option is generally at least equal to the fair market value of the Common Stock on the date of grant. As of the date of this
Prospectus, options to purchase      shares of Common Stock at exercise prices
ranging from $     to $     per share (with a weighted average exercise price of
$       per share) were issued and outstanding under the 1993 Plan. The outstanding options under the 1993 Plan expire at dates ranging from December 2003 to December 2006.


     1997 EQUITY INCENTIVE PLAN



     The Company has adopted and the stockholders of the Company have approved, the American Italian Pasta Company 1997 Equity Incentive Plan (the "Equity
Incentive Plan" or "Plan"), effective as of September   , 1997. Under the Plan,
the Board or a committee designated by the Board (the "Committee") is authorized to grant nonqualified stock options, incentive stock options, reload options, stock appreciation rights ("SARs"), shares of restricted Common Stock ("restricted shares"), performance shares, performance units and shares of Common Stock awarded as a bonus ("bonus shares") (all of the foregoing
collectively, "Awards"). There are           shares of Common Stock reserved for
issuance under the Equity Incentive Plan.



     Eligibility and Conditions of Grants. All employees (including officers), directors and consultants of the Company or any subsidiary are eligible to receive Awards at the discretion of the Committee. The Committee is authorized, subject to certain limits specified in the Equity Incentive Plan, to determine to whom and on what terms and conditions Awards shall be made including, but not limited to, the vesting and term of options.



     Stock Options. The option exercise price must be determined by the Committee at the time of grant and set forth in the award agreement, but such exercise price must be at least 100% of the fair market value of a share of Common Stock on the date of grant. (In the case of options to be granted in connection with the Offering, such fair market value will equal the price at which the Class A Common Stock is offered to the public.) The option exercise price may be paid by any one or more of the following in the discretion of the Committee: (i) cash, (ii) check, (iii) wire transfer, (iv) shares of Common Stock that have been held for at least 6 months or that were purchased on the open market, or (v) a "cashless" exercise pursuant to a sale through a broker of all or a portion of the shares. The Committee also has discretion to have the Company make or guarantee loans to the grantees for the exercise price. The Committee will determine the term and vesting schedule for options at the time of grant. Options can be granted as either nonstatutory options (pursuant to which grantees would receive taxable income, and the Company would receive a compensation expense deduction, when options are exercised) or as incentive stock options (ISOs) (which, subject to certain conditions, would offer more favorable tax consequences to grantees, but not the Company). The Plan also allows for "reload" options.



     Stock Appreciation Rights. Upon exercise of a stock appreciation right, the grantee shall receive a payment equal to the appreciation in value of the Common Stock between the grant date and the exercise date. The benefit will be payable in cash or Common Stock.



     Restricted Shares. Restricted shares will be forfeited unless the conditions set by the Committee at the time of grant are satisfied or are waived. The Committee will determine whether or not a grantee shall be required to pay for such restricted shares and, if so, what such price shall be.



     Performance Shares/Performance Units. To the extent that the performance goals specified by the Committee in a grant of performance shares or performance units have been achieved, then a benefit shall be paid after the end of the performance-measuring period specified by the Committee. The amount of the benefit of performance shares is based on the percentage attainment of the performance goals multiplied by the value of a share of Common Stock at the end of the performance period. The value of performance units is based on the achievement of performance goals multiplied by the unit value stabilized by the Committee at the time of grant. No benefit is payable on either performance shares or performance units if the minimum performance goals have not been met. The benefit will be payable in cash or Common Stock.



     Bonus Shares. Bonus shares can be granted without cost and without restriction in amounts and subject to such terms and conditions as the Committee may in its discretion determine.



     Other. Options and stock appreciation rights may have a maximum term of 10 years. The effect of a change of control, the termination of a grantee's employment or the death or permanent disability of a grantee will be determined by the Committee at the time of grant and be set forth in the award agreement. The Plan may be amended by the Board without stockholder approval except in the event of an increase in the number of shares available for Awards or as otherwise may be required under stock exchange listing requirements. The Equity Incentive Plan will terminate when shares available for grant under the plan have been exhausted, except in no event will incentive stock options be granted on or after the 10th anniversary of the earlier of (i) the date the Equity Incentive Plan was adopted; and (ii) the date the Equity Incentive Plan was approved by the Stockholders of the Company.


401(K) PROFIT SHARING PLAN

     The Company adopted the American Italian Pasta Company Retirement Savings Plan (the "401(k) Plan") effective January 1, 1992. In general, employees of the Company who have completed one year of service (as defined in the 401(k) Plan) are eligible to participate in the 401(k) Plan. Participants may make contributions to the 401(k) Plan by voluntarily reducing their salary from the Company up to a maximum of 12% of total compensation or $9,500 (or such higher amount as is prescribed by the Secretary of the Treasury for cost of living adjustments), whichever is less, and the Company matches such contributions to the extent of 50% of the first 6% of a participant's salary reduction. The Company's matching contributions vest 25% per year and are 100% vested after 4 years of service. In addition to matching contributions, the Company may contribute additional amounts determined by it in its sole discretion which are allocated to a participant's account in the proportion that such participant's compensation bears to the total compensation of all participants for the plan year. These additional contributions vest in the same manner as the matching contributions. Subject to certain conditions and limitations, participants of the 401(k) Plan may elect to invest up to 50% of their matching contribution accounts into shares of Common Stock of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     All compensation decisions during the fiscal period ended September 30, 1996 for each of the Named Executive Officers were made by the Compensation Committee of the Board of Directors. Mr. Schroeder, Chairman of the Board, is a member of the Compensation Committee. See "Certain Relationships and Related Transactions."

     Following the consummation of the Offering, decisions with respect to the base salary and cash bonuses paid to executive officers will be made by the Compensation Committee and decisions with respect to the participation of executive officers in stock option and other equity incentive plans of the Company will be made by the Board of Directors or a committee comprised solely of outside directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT


     Effective upon the consummation of the Offering, the Company, the Morgan Stanley Stockholders, Citicorp Venture Capital, Ltd. and CCI Partners III, L.P. (collectively "Citicorp"), affiliated entities of George K. Baum & Company ("GKB"), and Messrs. Schroeder, Schlindwein, Thompson, Webster, Watson, Abreo and Potter and certain other existing stockholders of the Company (collectively, the "Existing Stockholders") have amended their existing Stockholders Agreement, which sets forth certain rights and obligations of such Existing Stockholders. The amended Stockholders Agreement provides that until December 31, 1998 Existing Stockholders (other than the Morgan Stanley Stockholders and certain management stockholders) may not sell or pledge any shares of Common Stock except through the exercise of their "piggyback" registration rights, to certain permitted transferees, or concurrently with certain private sales of Common Stock by the Morgan Stanley Stockholders. After December 31, 1998, the Existing Stockholders (other than the Morgan Stanley Stockholders) will also be entitled to sell their shares in market transactions and through the exercise of their "demand" registration rights and Citicorp and Mr. Thompson will also be permitted to sell shares of Common Stock in private transactions, subject to the Company's right of first refusal. The amended Stockholders Agreement will not limit sales by the Morgan Stanley Stockholders.


     The amended Stockholders Agreement will grant the Existing Stockholders certain demand registration rights. In addition, the Existing Stockholders will be entitled, subject to certain limitations, to register shares of Common Stock in connection with certain registration statements filed by the Company for its own account or the account of its stockholders. The amended Stockholders Agreement will contain customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted by the parties thereunder in connection with any such registration.


     Pursuant to the Stockholders Agreement (as amended and restated effective upon the consummation of the Offering), MSLEF II has the right to designate two director nominees so long as its owns at least 25% of the outstanding Common Stock or one director nominee so long as it owns at least 5% but less than 25% of the outstanding Common Stock. In addition, MSCP has the right to designate two director nominees so long as it owns at least 35% of the outstanding Common Stock or one director nominee so long as it owns at least 5% but less than 35% of the outstanding Common Stock. Whenever MSLEF II and MSCP individually own less than 5% of the outstanding Common Stock, they will jointly be entitled to designate one director nominee so long as the Morgan Stanley Stockholders beneficially own, in the aggregate, at least 5% of the outstanding Common Stock. The number of directors designated by the Morgan Stanley Stockholders will increase proportionately if the size of the Board of Directors is increased in the future. In addition, the Stockholders Agreement will provide that the Chairman of the Board and the President and Chief Executive Officer shall also be designated as director nominees. The Existing Stockholders will agree to vote all of their shares of Class A Common Stock in favor of the director nominees designated pursuant to the Stockholders Agreement. At least two members of the Board of Directors will be independent directors. So long as the

Morgan Stanley Stockholders own 10% of the outstanding shares of Common Stock, the Morgan Stanley Stockholders may designate one member of each Board committee.


     The amended Stockholders Agreement provides that so long as the Morgan Stanley Stockholders own at least 25% of the outstanding shares of Common Stock, neither the Company nor its subsidiaries (if any) will take any of the following significant actions without the approval of the Board of Directors and the Morgan Stanley Stockholders: (i) the appointment or removal of the Chairman of the Board; (ii) any merger, consolidation or other similar business combination (except for certain subsidiary-level mergers involving acquisitions valued below $30 million); (iii) any disposition of a majority of the Company's tangible assets; (iv) subject to certain exceptions, any change in the authorized capital or recapitalization, or the creation of any new classes of capital stock, or the sale, distribution, exchange, redemption of capital stock or capital stock equivalents; (v) any amendment to the charter or by-laws or any change in jurisdiction of incorporation; (vi) the approval of any dissolution or plan of liquidation; (vii) any general assignment for the benefit of creditors or the institution of any bankruptcy or insolvency proceeding; (viii) the declaration of any dividend or any redemption or repurchase of any such capital stock (except dividends paid-in-kind and repurchases made pursuant to employee benefit plans or employment agreements); (ix) in certain circumstances, the creation, issuance, assumption, guarantee or incurrence of indebtedness that increases the aggregate amount of indebtedness existing on the date of the amended Stockholders Agreement by at least $30 million; (x) the termination of Ernst & Young LLP or the selection of another auditor; (xi) any strategic acquisition of, or investment in the assets or a business of, a third party with a fair market value of $30 million or more; (xii) acquisition or construction of new pasta production facilities with a cost in excess of $30 million; (xiii) any adoption of a shareholder rights plan; or (xiv) any commitment to do any of the foregoing actions. In addition, as long as the Morgan Stanley Stockholders own at least 25% of the outstanding Common Stock, at least one of the directors designated by the Morgan Stanley Stockholders must approve the appointment of the Chief Executive Officer or the Chief Financial Officer.



     The amended Stockholders Agreement provides that certain transfers of shares by the Existing Stockholders (other than the Morgan Stanley Stockholders) are subject to the approval of the Board of Directors and, for so long as the Morgan Stanley Stockholders own at least 10% of the shares of Common Stock, the Morgan Stanley Stockholders.



     After giving effect to the Offering, the Morgan Stanley Stockholders will
own approximately   % of the Common Stock of the Company (   % if the U.S.
Underwriters' over-allotment option is exercised in full). The Morgan Stanley Stockholders have informed the Company that they intend, following the consummation of the Offering, to convert such number of their shares of Class A Common Stock into nonvoting Class B Common Stock so that, following such conversion, the Morgan Stanley Stockholders will own, in the aggregate, 49% of the outstanding voting Class A Common Stock of the Company.


1997 PRIVATE EQUITY FINANCING

     In April 1997, the Company sold an aggregate of 517,695 shares of Old Class A Common Stock (as defined in "Description of Capital Stock -- General") to current stockholders of the Company for an aggregate purchase price of $22,291,947, or $43.06 per share, determined by an independent valuation firm to be fair value for the shares. The MSCP Funds purchased a total of 418,021 shares for $18,000,000. Affiliated entities of GKB, including Excelsior Investors, LLC ("Excelsior") in which Mr. Thompson has a minority interest, purchased 69,670 shares for $2,999,861. These shares include 53,971 shares purchased by Excelsior. Mr. Schroeder, a Director of the Company, purchased 8,000 shares for $344,480. Mr. Schlindwein, also a Director of the Company, and his wife purchased 4,645 shares for $200,000, individually and indirectly through JSS Management Company, Ltd., of which each of Mr. and Mrs. Schlindwein are general partners. In addition, a group of executive officers of the Company contributed an aggregate of $729,996 to the Company for 16,953 shares, including $142,159 by Mr. Webster, $298,535 by Mr. Watson, $36,472 by Mr. Abreo and $91,472 by Mr. Potter. In connection with these sales and purchases, the Company loaned an aggregate of $297,513 to these executive officers to finance their stock purchases, including $112,159 to

Mr. Webster, $48,535 to Mr. Watson, $36,472 to Mr. Abreo and $21,472 to Mr. Potter. Each of these loans are evidenced by a promissory note made payable to the Company and secured by shares of Old Class A Common Stock. Such loans are to be repaid over a period of three years from the effective date of the loan and bear interest at the applicable federal rate.

FINANCIAL ADVISORY SERVICES

     Messrs. Niehaus and Sorrel and Ms. Rosen, all Directors of the Company, are employed by Morgan Stanley & Co. Incorporated. In 1997, Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, one of the U.S. Underwriters, served as the documentation agent under the agreements relating to the Company's Credit Facility, and acted as an arranger for the Credit Facility for which it received a fee in the amount of $311,875.

     Since 1994, the Company has paid fees to George K. Baum & Company's Investment Banking Division for investment banking and financial advisory services and has paid George K. Baum & Company Professional Investment Advisors Division fees for investment advice provided with respect to the 401(k) Plan. Jonathan E. Baum, a Director of the Company, owns all voting shares of George K. Baum Holdings, Inc., which owns 100% of George K. Baum & Company, one of the U.S. and International Underwriters.

MANAGEMENT INDEBTEDNESS


     In April 1995 and April 1997, the Company loaned funds to Messrs. Webster, Watson, Abreo and Potter to purchase shares of Old Common Stock and Old Class A Common Stock at prices ranging between $30.17 and $43.06 per share, respectively. Each loan was evidenced by a promissory note bearing interest at the then applicable federal rate and payable in equal installments over three years. The table below sets forth the aggregate number of shares purchased with funds loaned by the Company, the original aggregate loan amounts, and the aggregate loan balances as of June 30, 1997.



                                                          NUMBER OF   ORIGINAL LOAN   LOAN BALANCE AT
                   EXECUTIVE OFFICER                       SHARES        BALANCE       JUNE 30, 1997
                   -----------------                      ---------   -------------   ---------------
Timothy S. Webster......................................    3,480       $138,559         $120,959
David E. Watson.........................................    2,327         84,735           60,602
Norman F. Abreo.........................................    1,177         46,422           39,789
David B. Potter.........................................      829         31,422           24,789


CONSULTING AGREEMENT WITH HWS & ASSOCIATES, INC.

     Pursuant to a consulting agreement between the Company and HWS & Associates, Inc. ("HWS"), a management consulting firm of which Mr. Schroeder, Chairman of the Board of Directors, is the sole owner, the Company paid to HWS $301,197 during fiscal 1994, and $133,359 during fiscal 1995, respectively for management consulting services performed and travel expenses incurred on behalf of the Company. The consulting arrangement terminated January 1, 1996 upon Mr. Schroeder's execution of his employment agreement with the Company.

     The Company's policy is that all transactions between the Company and its executive officers, directors and principal stockholders be on terms no less favorable than could be obtained from unaffiliated third parties or are subject to the approval of the Company's disinterested directors.

PRODUCT SALES

     The Company sells milling by-products to Thompson's Pet Pasta Products, Inc., of which Richard C. Thompson, a director of the Company, is the President and Chief Executive Officer. Such sales were $357,000 and $292,000 for the nine-month fiscal period ended September 30, 1996 and the nine-month period ended June 30, 1997, respectively. Such sales were on substantially the same terms as the Company sells such products to unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 31, 1997, before and after giving effect to the sale of the shares of Class A Common Stock offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Selling Stockholder, (iii) each director of the Company, (iv) each of the Named Executive Officers and (v) all directors and executive officers of the Company as a group.

                                       SHARES BENEFICIALLY OWNED                               SHARES BENEFICIALLY OWNED
                                         PRIOR TO THE OFFERING                                    AFTER THE OFFERING
                              -------------------------------------------             -------------------------------------------
                                                                                            CLASS A                 TOTAL
                                    CLASS A                CLASS B          CLASS A          COMMON                 COMMON
                                COMMON STOCK(1)        COMMON STOCK(1)      SHARES        STOCK(1)(2)            STOCK(1)(6)
                              --------------------   --------------------    BEING    --------------------   --------------------
  NAME OF BENEFICIAL OWNER    NUMBER    PERCENT(3)   NUMBER    PERCENT(4)   OFFERED   NUMBER    PERCENT(5)   NUMBER    PERCENT(6)
  ------------------------    ------    ----------   ------    ----------   -------   ------    ----------   ------    ----------
The Morgan Stanley Leveraged
  Equity Fund II, L.P.(7)...              34.4%                  70.2%        --                      %                      %
  1221 Avenue of the
  Americas
  New York, NY 10020
Morgan Stanley Capital
  Partners III, L.P.(7).....               14.6                   29.8        --
  1221 Avenue of the
  Americas
  New York, NY 10020
Citicorp Venture
  Capital, Ltd.(8)..........               18.6          --         --        --
  399 Park Avenue
  New York, NY 10043
Richard C. Thompson(9)......               17.1          --         --
  16 Kansas Avenue
  Kansas City, KS 66105
Horst W.
  Schroeder(10)(11).........                7.5          --         --        --
Jonathan E. Baum(12)........                9.1          --         --        --
David Y. Howe...............      --         --          --         --        --          --         --          --         --
Robert H. Niehaus...........      --         --          --         --        --          --         --          --         --
Amy S. Rosen................      --         --          --         --        --          --         --          --         --
James A. Schlindwein(13)....                  *          --         --        --                      *                      *
Lawrence B. Sorrel..........      --         --          --         --        --          --         --          --         --
Timothy S.
  Webster(11)(14)...........                5.8          --         --        --
David E. Watson(11).........                1.5          --         --        --
Norman F. Abreo(11).........                1.2          --         --        --
David B. Potter(11).........                  *          --         --        --                      *                      *
All directors and executive
  officers as a group (13
  persons)(11)..............               31.6          --         --        --

-------------------------
  *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as otherwise indicated in a footnote to this table or as to be provided in the Stockholders Agreement (see "Certain Relationships and Related Transactions -- Stockholders Agreement"), the persons in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) The Company and the Selling Stockholder have granted an option to the U.S. Underwriters to purchase shares of Common Stock to cover over-allotments, if any. Such shares will not be sold unless the U.S. Underwriters exercise the over-allotment option, and the above table assumes that such over-allotment option will not be exercised. If the over-allotment option
     is exercised in full, the Company and Mr. Thompson will sell        and
            , respectively, additional shares of Common Stock.

 (3) Based upon        shares of Class A Common Stock outstanding, plus shares
     of Class A Common Stock issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.

 (4) Based upon        shares of Class B Common Stock outstanding, plus shares
     of Class B Common Stock issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.

 (5) Based upon           shares of Class A Common Stock to be outstanding upon
     the consummation of the Offering, plus shares of Class A Common Stock issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.

 (6) Based upon           shares of Class A Common Stock to be outstanding upon
     the consummation of the Offering and           shares of Class B Common
     Stock outstanding, plus shares of Common Stock issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.

 (7) The general partner of MSLEF and the general partner of the general partner of the MSCP Funds are wholly owned subsidiaries of MSDWD, the parent of Morgan Stanley & Co. Incorporated.

 (8) The shares beneficially owned by Citicorp Venture Capital, Ltd. include shares held by certain affiliates of Citicorp.

 (9) All of such shares are held by a limited partnership of which Mr. Thompson is the only limited partner and the president of the corporation which is the general partner of the limited partnership.

(10) The shares beneficially owned by Mr. Schroeder include        shares held
     by The Living Trust of Horst W. Schroeder and        shares held by The
     Living Trust of Gisela I. Schroeder for the benefit of Mr. and Ms. Schroeder, respectively, and members of their family, as well as shares held by each of Bernd Schroeder and Isabel Lange, children of Mr. and Ms. Schroeder. Mr. Schroeder has voting power, but not investment power, with respect to all of these shares.

(11) Includes options that are currently exercisable or will become exercisable within 60 days of the date of this Prospectus to purchase shares of Class A
     Common Stock as follows: Mr. Schroeder (       shares), Mr. Webster
     (       shares), Mr. Watson (      shares), Mr. Abreo (       shares), Mr.
     Potter (       shares), and all executive officers and directors as a group
     (          shares).

(12) Includes        shares held by George K. Baum Group, Inc.,        shares
     held by George K. Baum Capital Partners, L.P.,      shares held by George
     K. Baum Employee Equity Fund, L.P. and        shares held by Excelsior
     Investors, LLC, the managing member of which is George K. Baum Merchant Banc, LLC. As an officer and/or equity owner of the entities holding such shares, Mr. Baum has voting power with respect to such shares. Except to the extent of his equity interest in the entities holding such shares, Mr. Baum disclaims beneficial ownership of such shares.

(13) Includes       shares held by JSS Management Company, Ltd. of which Mr.
     Schlindwein is an officer and equity owner and has voting power with respect to such shares.

(14) Includes       of the shares beneficially owned by Mr. Webster are held in various trusts for the benefit of Mr. Webster's family members, as well as by certain members of Mr. Webster's extended family. Mr. Webster has voting power, but not investment power, with respect to all of such shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Prior to the Recapitalization, the Company's authorized capital stock consisted of 1,600,000 shares of Class A common stock, par value $.01 per share (the "Old Class A Common Stock"), and 2,100,000 shares of common stock, without par value (the "Old Common Stock"). The Old Class A Common Stock had a liquidation preference over the Old Common Stock equal to the greater of the per share purchase price of the Old Class A Common Stock or the amount holders of Old Common Stock are entitled to upon the liquidation.


     After giving effect to the Company's amendment and restatement of the Charter prior to this Offering, the authorized capital stock of the Company
consists of           shares of Class A Common Stock,           shares of Class
B Common Stock, and           shares of preferred stock, par value $.001 per
share, issuable in series (the "Preferred Stock"). In connection with such amendment and restatement of the Charter, the Company effected the Recapitalization pursuant to which each outstanding share of Old Common Stock and Old Class A Common Stock outstanding immediately prior to the
Recapitalization has been converted into           shares of Class A Common
Stock. The Morgan Stanley Stockholders have informed the Company that following
the issuance of           shares of Class A Common Stock in connection with the
consummation of the Offering, they intend to convert such number of their shares of Class A Common Stock into Class B Common Stock so that, following such conversion, the Morgan Stanley Stockholders will own, in the aggregate, 49% of the outstanding Class A Common Stock. From time to time thereafter, shares of Class A Common Stock held by the Morgan Stanley Stockholders and certain related persons will automatically be converted pursuant to the amended Charter into shares of Class B Common Stock, pro rata in proportion to the number of shares of Class A Common Stock held by all Morgan Stanley Stockholders and such related persons, to the extent necessary so that the Morgan Stanley Stockholders and such related persons do not in the aggregate own more than 49% of the then-outstanding shares of Class A Common Stock.



     The following discussion is a summary of the more detailed provisions of the Charter and By-Laws of the Company, forms of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and of the applicable provisions of the DGCL.


COMMON STOCK


     After giving effect to the Offering and the Morgan Stanley Stockholders' intended conversion of shares of Class A Common Stock into Class B Common Stock such that, following such conversion, the Morgan Stanley Stockholders will own, in the aggregate, 49% of the outstanding voting Common Stock of the Company, the
Company will have           shares of Class A Common Stock and           shares
of Class B Common Stock outstanding, assuming no outstanding options are exercised.



     Class A Common Stock. Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock on each matter submitted to a vote of stockholders, including the election of directors. See "Certain Relationships and Related Transactions -- Stockholders Agreement." Holders of Class A Common Stock are not entitled to cumulative voting. Shares of Class A Common Stock have no preemptive or other subscription rights. Shares of Class A Common Stock are convertible only by the Morgan Stanley Stockholders and certain related persons into an equal number of shares of Class B Common Stock; they are not convertible by any other holders. After the consummation of the Offering, Shares of Class A Common Stock held by the Morgan Stanley Stockholders and certain related persons will from time to time be converted automatically into shares of Class B Common Stock, pro rata in proportion to the number of shares of Class A Common Stock held by all Morgan Stanley Stockholders and such related persons, to the extent necessary so that the Morgan Stanley Stockholders and such related persons do not own more than 49% of the outstanding shares of Class A Common Stock. In addition, shares of Class A Common Stock held by the Morgan Stanley Stockholders and certain related persons are convertible into an equal number of shares of Class B Common Stock, at the option of the holder.

     Class B Common Stock. Under the Charter, as amended, Class B Common Stock may be held only by Morgan Stanley Stockholders and certain related persons. Holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law and (ii) that the holders of Class B Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Charter that adversely affects the powers, preferences or special rights of the holders of the Class B Common Stock. Shares of Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of Class A Common Stock (x) at the option of the holder thereof (but, after the consummation of the Offering, only to the extent that, following such conversion, the Morgan Stanley Stockholders and certain related persons will not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock) and (y) automatically upon the transfer of such shares by any Morgan Stanley Stockholder or related person to a person that is not a Morgan Stanley Stockholder or a related person.


     Dividends. All holders of Common Stock are entitled to receive such dividends or other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights of any Preferred Stock then outstanding, and to share equally, share for share, in such dividends or other distributions as if all shares of Common Stock were a single class. Dividends or other distributions declared or paid in shares of Common Stock, or options, warrants or rights to acquire such stock or securities convertible into or exchangeable for shares of such stock, are payable to all of the holders of Common Stock ratably according to the number of shares held by them, in shares of Class A Common Stock to holders of that class of stock and in shares of Class B Common Stock to holders of that class of stock. Delaware law generally requires that dividends be paid only out of the Company's surplus or current net profits in accordance with the DGCL. See "Dividend Policy."

     Liquidation. Subject to the rights of any holders of Preferred Stock outstanding, upon the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors.

     Other. Holders of Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Common Stock are, and the shares of Class A Common Stock offered by the Company hereby will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Charter provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder
approval, to issue from time to time up to an aggregate of           shares of
Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The provisions of the Company's Charter, By-Laws and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes in control of the Company that are not approved by the Board of Directors. See "Risk Factors -- Possible Anti-takeover Effect of Certain Charter, By-law and Statutory Provisions."

     The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.


     The Charter provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." Except as may be provided in any class or series of Preferred Stock with respect to any directors elected by the holders of such class or series, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the shares of capital stock of the corporation then entitled to vote generally in the election of directors, voting together as a single class, unless the removal of a director has been requested by a shareholder who designated such director as a nominee for election pursuant to the Stockholders Agreement, in which such director can be removed with or without cause by the affirmative vote of holders of a simple majority of such shares.



     The Company's Charter provides that special meetings of the stockholders may be called at any time by resolution of the Board of Directors, the Chairman of the Board, or the Chief Executive Officer, but may not be called by other persons. The Charter also provides that any stockholder action may not be taken by written consent of stockholders without a meeting, unless the action to be effected by written consent of stockholders and the taking of such action by written consent have been approved in advance by the Board of Directors or unless the shareholder action involves the removal of a director nominated pursuant to the Shareholders Agreement and the person who nominated such director pursuant to the Shareholders Agreement votes in favor of the removal of such director pursuant to such written consent.


     The Charter further provides that stockholders may make, alter, amend, add to or repeal the By-laws only if, in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or the Charter, such action is approved by the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. The affirmative approval of at least 80% of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, is also required to reduce or eliminate the number of authorized shares of any capital stock set forth in the Charter or to amend, repeal or adopt any provision inconsistent with specified provisions of the Charter.

     As permitted by DGCL, the Charter provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director by reason of any act or omission, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, (iv) for any transaction from which the director shall derive an improper personal benefit or (v) to any extent that such liability shall not be limited or eliminated by virtue of the provisions of
Section 102(b)(7) of the DGCL or any successor thereof. In addition, the Charter provides that the Company shall, to the fullest extent authorized by the DGCL, as amended from time to time, indemnify and hold harmless all directors and officers against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators. The right to indemnification includes the right to be advanced funds from the Company for expenses incurred in defending any proceeding for which a right to indemnification is applicable.

STOCKHOLDERS AGREEMENT


     Pursuant to the amended Stockholders Agreement, one of the Morgan Stanley Stockholders, MSLEF II, has the right to designate two director nominees so long as it owns at least 25% of the outstanding Common

Stock or one director nominee so long as it owns at least 5% but less than 25% of the outstanding Common Stock. In addition, another Morgan Stanley Stockholder, MSCP, has the right to designate two director nominees so long as it owns at least 35% of the outstanding Common Stock or one director nominee so long as it owns at least 5% but less than 35% of the outstanding Common Stock. Whenever MSLEF II and MSCP individually own less than 5% of the outstanding Common Stock, they shall jointly be entitled to designate one director nominee as long as the Morgan Stanley Shareholders beneficially own, in the aggregate, at least 5% of the outstanding Common Stock. The number of directors designated by the Morgan Stanley Stockholders will increase proportionately if the size of the Board of Directors is increased in the future. In addition, the amended Stockholders Agreement provides that so long as the Morgan Stanley Stockholders own at least 25% of the outstanding shares of Common Stock, certain significant corporate actions will be subject to their approval in addition to that of the Company's Board of Directors. See "Certain Relationships and Related Transactions -- Stockholders Agreement."


LISTING

     Application has been made to have the Class A Common Stock listed on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is UMB Bank, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Sales of substantial numbers of shares of Common Stock into the public market after the Offering, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock prevailing from time to time or could impair the Company's future ability to obtain capital through an offering of equity securities. The Company cannot predict the effect, if any, that sales of shares of Common Stock, or the availability of such shares for future sales, will have on future market prices of the Common Stock. Such sales also may make it more difficult for the Company to sell equity securities in the future at the time and price it deems appropriate.

     Upon consummation of the Offering, the Company will have outstanding an
aggregate of        shares of Common Stock assuming no exercise of the U.S.
Underwriters' over-allotment option and no exercise of outstanding stock
options. Of these shares, all of the        shares of Common Stock sold in the
Offering will be freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). These Restricted Shares were acquired in transactions exempt from registration under the Securities Act and may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Shares for at least one year or any person who may be deemed an affiliate of the Company is entitled, subject to certain conditions, to sell within any three-month period a number of shares of which does not exceed the greater of (i) one percent of the Company's then outstanding shares of Common
Stock (approximately           shares immediately after the Offering, assuming
no exercise of the U.S. Underwriters' over-allotment option and no exercise of outstanding stock options) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale and notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated in accordance with the Rule) who is not an "affiliate" of the Company at any time during the 90 days preceding a sale and who beneficially owns shares that were not acquired from the Company or an affiliate of the Company within the past two years is entitled to sell such shares under

Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information on the Company. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this Offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. The Commission has proposed an amendment to Rule 144 which may further liberalize the provisions of Rule 144.

     Beginning 90 days after the date of this Prospectus,      of the Restricted
Shares will be eligible for sale on the public market under Rule 144, provided
the conditions of that rule have been met. A total of      of the Restricted
Shares are subject to lock-up agreements with the Underwriters that prohibit their sale or other disposition for 180 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters (except with respect to shares of Common Stock held by the Morgan Stanley Stockholders, for which prior written consent of all the U.S.
Representatives is required). Of these Restricted Shares,      shares will
become eligible for sale under Rule 144 after expiration of the 180-day period.

     Pursuant to the Stockholders Agreement, the Company has granted the Existing Stockholders certain "demand" registration rights with respect to the shares of Common Stock held by the Existing Stockholders. In addition to such demand rights, the Existing Stockholders will be entitled, subject to certain limitations, to register shares of Common Stock in connection with a registration statement prepared by the Company. See "Certain Relationships and Related Transactions -- Stockholders Agreement." Each of the Existing Stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters (except with respect to shares of Common Stock held by the Morgan Stanley Stockholders, without the prior written consent of all the U.S. Representatives), it will not, during the period ending 180 days after the date of this Prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.

     Existing Stockholders other than the Morgan Stanley Stockholders may not sell or pledge any shares of Common Stock except in the circumstances permitted by the Stockholders Agreement. See "Certain Relationships and Related Transactions." Subject to the lock-up period describe above, the Morgan Stanley Stockholders may choose to dispose of the Common Stock owned by them. The timing of such sales or other dispositions by such stockholders (which could include distributions to the Morgan Stanley Stockholders' limited partners) will depend on market and other conditions, but could occur relatively soon after the lock-up period, including pursuant to the exercise of their registration rights. The Morgan Stanley Stockholders are unable to predict the timing of sales by any of their limited partners in the event of a distribution to them. Such dispositions could be privately negotiated transactions or public sales.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                      CONSIDERATIONS FOR NON-U.S. HOLDERS


     In the opinion of Sonnenschein Nath & Rosenthal, the following is a summary of certain of the material United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to "Non-United States Holders." A "Non-United States Holder" is any beneficial owner of Class A Common Stock that, for United States federal income or estate tax purposes, as the case may be, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This summary does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances (such as certain tax consequences applicable to United States expatriates and pass-through entities) and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of a particular tax treaty. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local income and other tax consequences, and the non-United States tax consequences, of owning and disposing of Class A Common Stock.



     Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted in their present form, could revise in certain respects the rules applicable to Non-United States Holders of Class A Common Stock. The Proposed Regulations are generally proposed to be effective with respect to payments made after December 31, 1997, subject to certain transition rules. It cannot be predicted at this time whether the Proposed Regulations will be adopted as proposed or what modifications, if any, may be made to them. The summary below is not intended to include a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations may have if adopted.


DIVIDENDS


     Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate, or at a reduced rate as specified by an applicable tax treaty, under current United States Treasury Regulations the Company ordinarily will presume that dividends paid to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under such Regulations, dividends paid to a holder with an address within the United States generally will be presumed to be paid to a holder who is not a Non-United States Holder and will not be subject to the 30% withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder.


     The Proposed Regulations would provide for certain presumptions (which differ from those described above) upon which the Company may generally rely to determine whether, in the absence of certain documentation, a holder should be treated as a Non-United States Holder for purposes of the 30% withholding tax described above. The presumptions would not apply for purposes of granting a reduced rate of withholding under a treaty. Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty a Non-United States Holder would be required either (i) to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information or (ii) satisfy certain other applicable certification requirements. The Proposed Regulations also would provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States person for federal income tax purposes. Effectively connected dividends may be subject to a different treatment under an applicable tax treaty depending on whether such dividends are attributable to a permanent establishment of the Non-United States Holder in the United States. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Internal Revenue Service Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of a Trade or Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. The Proposed Regulations would replace Form 4224 with Form W-8 and certain additional information. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

     A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of Class A Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder; (ii) the Non-United States Holder is a non-resident alien individual who holds the Class A Common Stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs, and either the non-resident alien individual has a "tax home" in the United States or the sale is attributable to an office or other fixed place of business maintained by the non-resident alien individual in the United States; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or such holder's holding period (the "determination period"). The Company has determined that it is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes. Even if the Company is a United States real property holding corporation for federal income tax purposes at any time during the determination period, the disposition of Class A Common Stock by a Non-United States Holder that did not own more than five percent of the Class A Common Stock during the determination period will not be treated as a disposition of an interest in a United States real property holding corporation if the Class A Common Stock is treated as "regularly traded on an established securities market" during the calendar year. Non-United States Holders should consult applicable tax treaties, which might result in a United States federal income tax treatment on the sale or other disposition of Class A Common Stock different than as described above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. The information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-United States Holder. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Under current United States Treasury Regulations, unless the Company has actual knowledge that a holder is a Non-United States Holder, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% and additional information reporting if the holder is not an "exempt recipient" as defined in Treasury Regulations (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. Backup withholding and such additional information reporting will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person) or to dividends paid to Non-United States Holders that are either subject to the United States withholding tax (whether at 30% or a reduced rate) or that are exempt from such withholding because such dividends constitute effectively connected income.

     Under current United States Treasury Regulations, proceeds from the disposition of Class A Common Stock by a Non-United States Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such Non-United States Holder certifies under penalties of perjury as to its name, address and status as a Non-United States Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States if (a) the disposition is made through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

     The Proposed Regulations would, if adopted, alter the foregoing rules applicable to proceeds from Class A Common Stock in certain respects. Among other things, the Proposed Regulations would provide certain presumptions and other rules under which Non-United States Holders may be subject to backup withholding and related information reporting in the absence of required certifications.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States income taxes, a refund may be obtained, provided that the required documents are filed with the IRS.

ESTATE TAX

     An individual Non-United States Holder who is treated as the owner of Class A Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in Class A Common Stock will be required to include the value of such Class A Common Stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Alex. Brown & Sons Incorporated, Goldman, Sachs & Co. and George K. Baum & Company are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Alex. Brown & Sons Incorporated, Goldman Sachs International and George K. Baum & Company are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective numbers of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Alex. Brown & Sons Incorporated...........................
  Goldman, Sachs & Co. .....................................
  George K. Baum & Company..................................
                                                              ----------
     Subtotal...............................................
                                                              ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Alex. Brown & Sons Incorporated...........................
  Goldman Sachs International...............................
  George K. Baum & Company..................................
                                                              ----------
     Subtotal...............................................
                                                              ----------
     Total..................................................
                                                              ==========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares".

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $       a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $       a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this
Prospectus, to purchase up to an aggregate of        additional shares of Class
A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters (except with respect to shares of Common Stock held by the Morgan Stanley Stockholders, for which prior written consent of all the U.S. Representatives is required), it will not, during the period ending 180 days after the date of this Prospectus,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (provided that such shares or securities are either owned on the date of this Prospectus or are hereinafter acquired prior to the Offering) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of the Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus or (z) transactions by any person other than the Company relating to shares of Class A Common Stock or other securities acquired in open market transactions after the consummation of the offering of the Shares.

     In order to facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Upon consummation of the Offering, affiliates of Morgan Stanley & Co.
Incorporated and Morgan Stanley & Co. International Limited will own       % of
the Common Stock (     % if the Underwriters'
over-allotment option is exercised in full). No affiliates of Morgan Stanley & Co. Incorporated and Morgan Stanley & Co. International Limited will be selling shares of Class A Common Stock in the Offering. Currently, affiliates of Morgan Stanley & Co. Incorporated and Morgan Stanley & Co. International Limited have designated three members to the Board of Directors (Messrs. Niehaus and Sorrel and Ms. Rosen). Messrs. Niehaus and Sorrel and Ms. Rosen are employees of Morgan Stanley & Co. Incorporated. See "Management." From time to time, Morgan Stanley & Co. Incorporated and its affiliates have provided, and continue to provide, investment banking and financial advisory services to the Company for which they have received customary fees and commissions.

     Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, one of the U.S. Underwriters, is the documentation agent under the agreements relating to the Company's Credit facility, and acted as arranger for the Credit Facility for which it received a customary fee. Morgan Stanley Senior Funding, Inc. also provides other general financing and banking services to the Company and its affiliates from time to time.

     Application has been made to list the Class A Common Stock on the New York Stock Exchange under the symbol "PLB."

     Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price will be determined by negotiations between the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

     Because the partial repayment of the Credit Facility will cause a substantial portion of the proceeds from the Offering to be paid to affiliates of members of the National Association of Securities Dealers, Inc. ("NASD") which members may participate in the U.S. Offering, the U.S. Offering is being conducted in accordance with the requirements of Rule 2710(c)(8) of the NASD Conduct Rules. The initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Goldman, Sachs & Co. will serve in such role and will receive
compensation from the Company in the amount of $       for serving in such
capacity. In connection with the U.S. Offering, Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part.

     From time to time, George K. Baum & Company has provided, and continues to provide, investment banking and financial advisory services to the Company for which it has received customary fees and commissions. Upon consummation of the Offering, one of the Company's seven directors will be a director of George K. Baum & Company.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby and certain other matters will be passed upon for the Company by Sonnenschein Nath & Rosenthal, Kansas City, Missouri. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell has performed, and will continue to perform, legal services for the Morgan Stanley Stockholders and has acted as counsel to the Morgan Stanley Stockholders in connection with their investments in the Company.

                                    EXPERTS

     The financial statements of the Company at December 31, 1995, September 30, 1996, and June 30, 1997, and for each of the two years in the period ended December 31, 1995, for the nine-month fiscal period ended September 30, 1996 and the nine-month period ended June 30, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement with the Securities and Exchange Commission (the "Commission") on Form S-1 under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by rules of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. With respect to each such contract or other document filed as a part of or otherwise incorporated in the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

     Following the consummation of this Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports, proxy statements and other information with the Commission. The Registration Statement, including the schedules and exhibits thereto, as well as such reports, proxy statements and other information filed by the Company can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices maintained by the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

     Following the consummation of this Offering, the Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent certified public accounting firm and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                         AMERICAN ITALIAN PASTA COMPANY

                     INDEX TO AUDITED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Balance Sheets at December 31, 1995, September 30, 1996 and
  June 30, 1997.............................................  F-3
Statements of Operations for the years ended December 31,
  1994 and 1995, the fiscal nine-months ended September 30,
  1996 and the nine-months ended June 30, 1997..............  F-4
Statements of Stockholders' Equity for the years ended
  December 31, 1994 and 1995, the fiscal nine-months ended
  September 30, 1996 and the nine-months ended June 30,
  1997......................................................  F-5
Statements of Cash Flows for the years ended December 31,
  1994 and 1995, the fiscal nine-months ended September 30,
  1996 and the nine-months ended June 30, 1997..............  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
American Italian Pasta Company

     We have audited the accompanying balance sheets of American Italian Pasta Company (the Company) as of December 31, 1995, September 30, 1996 and June 30, 1997, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the nine-month period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Italian Pasta Company at December 31, 1995, September 30, 1996 and June 30, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the nine-month period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Kansas City, Missouri
July 25, 1997 except
  Note 12, as to which
  the date is           , 1997
--------------------------------------------------------------------------------

     The foregoing report is in the form that will be signed upon the completion of the recapitalization and restatement of capital accounts and the calculation of earnings per share amounts as described in Note 12 to the financial statements.

                                          /s/ ERNST & YOUNG LLP

Kansas City, Missouri

September 10, 1997

                         AMERICAN ITALIAN PASTA COMPANY

                                 BALANCE SHEETS


                                                              DECEMBER 31,    SEPTEMBER 30,    JUNE 30,
                                                                  1995            1996           1997
                                                              ------------    -------------    --------
                                                                           (IN THOUSANDS)
                     ASSETS (Note 2)
Current assets:
  Cash and temporary investments..........................      $     18        $  1,818       $  2,612
  Trade and other receivables.............................        10,709          12,494         11,616
  Prepaid expenses and deposits...........................           927           1,879          2,201
  Inventory...............................................        12,544          14,374         11,619
  Deferred income taxes (Note 3)..........................           339             269            213
                                                                --------        --------       --------
Total current assets......................................        24,537          30,834         28,261
Property, plant and equipment:
  Land and improvements...................................         4,379           4,413          4,540
  Buildings...............................................        37,382          37,491         37,491
  Plant and mill equipment................................        78,850          81,461         83,702
  Furniture, fixtures and equipment.......................         3,348           3,635          4,477
                                                                --------        --------       --------
                                                                 123,959         127,000        130,210
  Accumulated depreciation................................       (18,580)        (23,247)       (27,790)
                                                                --------        --------       --------
                                                                 105,379         103,753        102,420
  Construction in progress................................            --              --          7,839
                                                                --------        --------       --------
Total property, plant and equipment.......................       105,379         103,753        110,259
Deferred income taxes (Note 3)............................         1,821           4,479          2,730
Other assets..............................................         3,687           2,622          4,212
                                                                --------        --------       --------
Total assets..............................................      $135,424        $141,688       $145,462
                                                                ========        ========       ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................      $ 12,102        $  7,193       $  6,550
  Accrued expenses........................................         2,694           3,664          4,750
  Current maturities of long-term debt (Note 2)...........         3,109           8,078          3,685
  Revolving line of credit facility (Note 2)..............            --          13,500             --
                                                                --------        --------       --------
Total current liabilities.................................        17,905          32,435         14,985
Long-term debt (Note 2)...................................        97,452          93,284         89,500
Commitments and contingencies (Note 4)
Stockholders' equity:
  Common stock, no par value:
     Authorized shares 2,100,000..........................            --              --             --
  Class A common stock, $.01 par value:
     Authorized shares -- 1,600,000.......................            10              10             15
  Additional paid-in capital..............................        32,969          33,069         55,320
  Notes receivable from officers..........................            --              --           (298)
  Accumulated deficit.....................................       (12,912)        (17,110)       (14,060)
                                                                --------        --------       --------
Total stockholders' equity................................        20,067          15,969         40,977
                                                                --------        --------       --------
Total liabilities and stockholders' equity................      $135,424        $141,688       $145,462
                                                                ========        ========       ========


                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                            STATEMENTS OF OPERATIONS


                                                                                 NINE MONTHS ENDED
                                            YEAR ENDED          ----------------------------------------------------
                                           DECEMBER 31,               SEPTEMBER 30,                  JUNE 30,
                                      ----------------------    --------------------------    ----------------------
                                       1994         1995           1995           1996           1996         1997
                                       ----         ----           ----           ----           ----         ----
                                                                (UNAUDITED)                   (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues (Note 5).................    $69,465      $92,903          $63,828      $92,074          $86,514    $93,616
Cost of goods sold................     54,393       73,851           51,601       68,555           65,697     67,821
Plant expansion costs (Note 8)....        484        2,065            1,640           --              425         --
                                      -------      -------          -------      -------          -------    -------
Gross profit......................     14,588       16,987           10,587       23,519           20,392     25,795
Selling and marketing expense,
  excluding product introduction
  costs...........................      3,792        5,303            3,656        8,676            6,625      8,078
Product introduction costs (Note
  10).............................         --           --               --        8,122            4,611      2,134
General and administrative
  expense.........................      1,951        2,930            2,048        2,805            2,741      2,855
                                      -------      -------          -------      -------          -------    -------
Operating profit..................      8,845        8,754            4,883        3,916            6,415     12,728
Interest expense, net.............      4,975        8,008            5,261        8,023            8,030      7,800
                                      -------      -------          -------      -------          -------    -------
Income (loss) before income tax
  expense (benefit) and
  extraordinary item..............      3,870          746             (378)      (4,107)          (1,615)     4,928
Income tax expense (benefit) (Note
  3)..............................      1,484          270             (147)      (1,556)            (642)     1,878
                                      -------      -------          -------      -------          -------    -------
Income (loss) before extraordinary
  item............................      2,386          476             (231)      (2,551)            (973)     3,050
Extraordinary item:
  Loss due to early extinguishment
     of long-term debt, net of
     income taxes (Note 2)........       (204)          --               --       (1,647)          (1,647)        --
                                      -------      -------          -------      -------          -------    -------
Net income (loss).................    $ 2,182      $   476          $  (231)     $(4,198)         $(2,620)   $ 3,050
                                      =======      =======          =======      =======          =======    =======
Net income (loss) per common
  share:
Before extraordinary item.........    $            $                             $                           $
Extraordinary item................
                                      -------      -------                       -------                     -------
Total.............................    $            $                             $                           $
                                      =======      =======                       =======                     =======
Weighted-average common shares
  outstanding.....................
                                      =======      =======                       =======                     =======


                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                         NOTES
                                     CLASS A    CLASS A   ADDITIONAL   RECEIVABLE                                    TOTAL
                          COMMON     COMMON     COMMON     PAID-IN        FROM        DEFERRED     ACCUMULATED   STOCKHOLDERS'
                          SHARES     SHARES      STOCK     CAPITAL      OFFICERS    COMPENSATION     DEFICIT        EQUITY
                          ------     -------    -------   ----------   ----------   ------------   -----------   -------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31,
  1993..................  301,221   1,032,728     $10      $32,677       $  --         $(144)       $(15,570)       $16,973
  Compensation related
    to stock options
    vesting in 1994.....      --           --      --           --          --           144              --            144
  Issuance of 3,490
    shares of no par
    Common stock........   3,490           --      --          102          --            --              --            102
  Net income............      --           --      --           --          --            --           2,182          2,182
                          -------   ---------     ---      -------       -----         -----        --------        -------
Balance at December 31,
  1994..................  304,711   1,032,728      10       32,779          --            --         (13,388)        19,401
  Issuance of 3,008
    shares of no par
    Common stock and
    3,314 shares of
    Class A Common
    stock...............   3,008        3,314      --          190          --            --              --            190
  Net income............      --           --      --           --          --            --             476            476
                          -------   ---------     ---      -------       -----         -----        --------        -------
Balance at December 31,
  1995..................  307,719   1,036,042      10       32,969          --            --         (12,912)        20,067
  Issuance of 3,315
    shares of no par
    Common stock........   3,315           --      --          100          --            --              --            100
  Net loss..............      --           --      --           --          --            --          (4,198)        (4,198)
Balance at September 30,
  1996..................  311,034   1,036,042      10       33,069          --            --         (17,110)        15,969
  Issuance of 517,695
    shares of Class A
    Common stock, net of
    issuance costs......      --      517,695       5       22,037          --            --              --         22,042
  Notes received from
    officers in exchange
    for stock...........      --           --      --           --        (298)           --              --           (298)
  Issuance of 5,088
    shares of Class A
    Common stock to
    employee benefit
    plan................      --        5,088      --          214          --            --              --            214
  Net income............      --           --      --           --          --            --           3,050          3,050
                          -------   ---------     ---      -------       -----         -----        --------        -------
Balance at June 30,
  1997..................  311,034   1,558,825     $15      $55,320       $(298)        $  --        $(14,060)       $40,977


                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                            STATEMENTS OF CASH FLOWS


                                                                               NINE MONTHS ENDED
                                            YEAR ENDED         --------------------------------------------------
                                           DECEMBER 31              SEPTEMBER 30                  JUNE 30
                                       --------------------    -----------------------    -----------------------
                                         1994        1995         1995          1996         1996          1997
                                         ----        ----         ----          ----         ----          ----
                                                               (UNAUDITED)                (UNAUDITED)
                                                                     (IN THOUSANDS)
Operating activities:
Net income (loss)....................  $  2,182    $    476       $   (231)   $ (4,198)      $ (2,620)   $  3,050
Adjustments to reconcile net income
  (loss) to net cash provided by
  (used in) operations:
    Depreciation and amortization....     4,573       6,279          4,485       5,434          5,607       5,784
    Deferred income tax expense
       (benefit).....................     1,168         264           (147)     (1,556)          (642)      1,878
    Extraordinary loss due to early
       extinguishment of long-term
       debt..........................       204          --             --       1,647          1,647          --
    Compensation related to stock
       options.......................       144          --             --          --             --          --
    Loss on disposal of property,
       plant and equipment...........        --         439            275          --            163          --
    Changes in operating assets and
       liabilities:
       Trade and other receivables...    (1,900)     (4,586)        (1,512)     (1,785)        (2,898)        942
       Prepaid expenses and
         deposits....................      (317)       (364)        (1,241)       (952)          (220)       (396)
       Inventory.....................    (4,293)     (2,814)        (1,889)     (1,830)        (5,377)      2,755
       Accounts payable and accrued
         expenses....................     2,167       6,610          3,435      (3,961)           519         443
       Other.........................      (238)       (574)          (500)       (276)          (334)       (380)
                                       --------    --------       --------    --------       --------    --------
Net cash provided by (used in)
  operating activities...............     3,690       5,730          2,675      (7,477)        (4,155)     14,076

Investing activities:
Additions to property, plant and
  equipment..........................   (25,431)    (38,789)       (31,365)     (3,041)        (6,084)    (11,464)
                                       --------    --------       --------    --------       --------    --------
Net cash used in investing
  activities.........................   (25,431)    (38,789)       (31,365)     (3,041)        (6,084)    (11,464)

Financing activities:
Additions to deferred debt issuance
  costs..............................    (2,004)        (71)           (71)     (2,083)        (2,064)     (2,099)
Proceeds from issuance of debt.......    58,330      40,795         22,274      86,470        106,025       3,543
Net borrowings under revolving line
  of credit facility.................        --          --          9,408      13,500             --     (13,500)
Principal payments on debt and
  capital lease obligations..........   (36,825)     (7,848)        (3,875)    (85,669)       (92,239)    (11,720)
Proceeds from issuance of common
  stock, net of issuance costs.......       102         190            167         100             --      21,958
                                       --------    --------       --------    --------       --------    --------
Net cash provided by (used in)
  financing activities...............    19,603      33,066         27,903      12,318         11,722      (1,818)
                                       --------    --------       --------    --------       --------    --------

Net increase (decrease) in cash and
  temporary investments..............    (2,138)          7           (787)      1,800          1,483         794
Cash and temporary investments at
  beginning of period................     2,149          11             11          18           (776)      1,818
                                       --------    --------       --------    --------       --------    --------
Cash and temporary investments at end
  of period..........................  $     11    $     18       $   (776)   $  1,818       $    707    $  2,612
                                       ========    ========       ========    ========       ========    ========


                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     American Italian Pasta Company (the Company) is a Delaware Corporation which began operations in 1988. The Company is the third largest producer and marketer of pasta products in the United States with manufacturing and distribution facilities located in Excelsior Springs, Missouri and Columbia, South Carolina.

CHANGE IN FISCAL YEAR

     Effective for its 1996 fiscal year, the Company changed its fiscal year end from December 31 to the Friday last preceding September 30, resulting in a nine-month fiscal year for 1996, a 53-week year for fiscal 1997, and a 52- or 53-week year for all subsequent fiscal years. The Company's other fiscal quarters end on the Friday last preceding December 31, March 31 and June 30 of each year. For purposes of the financial statements and notes thereto, the 1996 fiscal year is described as having ended on September 30, 1996, and the nine-month 1997 and 1996 interim periods are described as having ended on June 30.

INTERIM FINANCIAL STATEMENTS

     The Company's balance sheet at June 30, 1997 and the statements of operations and stockholders' equity and cash flows for the nine months ended September 30, 1995, June 30, 1996 and June 30, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial statements.

     The Company has included information for the nine months ended September 30, 1995 and June 30, 1996 in the statements of operations and statements of cash flows for comparative purposes. This information is unaudited.

REVENUE RECOGNITION


     Sales of the Company's products, including pricing terms, are final upon shipment of the goods. Accordingly, revenue is recognized at such time.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES


     The Company grants credit to certain customers who meet the Company's preestablished credit requirements. Generally, the Company does not require collateral security when trade credit is granted to customers. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The allowance for doubtful accounts at December 31, 1995, September 30, 1996 and June 30, 1997 was $59,000, $60,000 and $198,000,
respectively. At December 31, 1995, September 30, 1996 and June 30, 1997, approximately 30%, 34% and 41%, respectively, of accounts receivable were due from two customers.


     Pasta is made from semolina milled from durum wheat, a class of hard amber wheat grown in certain parts of the world and purchased by the Company from United States and Canadian sources. The Company mills the wheat into semolina at its Excelsior Springs plant. Durum wheat is a narrowly traded, cash only commodity crop. The Company attempts to minimize the effect of durum wheat cost fluctuations through

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) forward purchase contracts and raw material cost-based pricing agreements with many of its customers. The Company's commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on profitability, but also may temporarily affect the timing of the Company's ability to benefit from possible durum wheat cost decreases for such contracted quantities.

FINANCIAL INSTRUMENTS

     The carrying value of the Company's financial instruments, including cash and temporary investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying balance sheet at June 30, 1997, approximates fair value.

ADVERTISING COSTS

     The Company amortizes direct response advertising costs over the period in which the future benefits are expected (generally six months or less). Production costs for television advertisement are expensed upon the first showing. Other costs of advertising and promotions are expensed as incurred.

CASH AND TEMPORARY INVESTMENTS

     Cash and temporary investments include cash on hand, amounts due from banks and highly liquid marketable securities with maturities of three months or less at the date of purchase.

INVENTORIES

     Inventories are stated using product specific standard costs which approximate the lower of cost or market determined on a first-in, first-out
(FIFO) basis. Inventories consist of the following:

                                               DECEMBER 31,   SEPTEMBER 30,   JUNE 30,
                                                   1995           1996          1997
                                               ------------   -------------   --------
                                                           (IN THOUSANDS)
Finished goods...............................    $ 8,625         $10,809      $ 7,505
Raw materials, packaging materials and
  work-in-process............................      3,919           3,565        4,114
                                                 -------         -------      -------
                                                 $12,544         $14,374      $11,619
                                                 =======         =======      =======

PROPERTY, PLANT AND EQUIPMENT

     Capital additions, improvements and major renewals are classified as property, plant and equipment and are recorded at cost. Depreciation is calculated for financial statement purposes using the straight-line method over the estimated useful life of the related asset for each year as follows:

                                                                NUMBER OF
                                                                  YEARS
                                                                ---------
Land improvements...........................................       40
Buildings...................................................       30
Plant and mill equipment....................................       20
Packaging equipment.........................................       10
Furniture, fixtures and equipment...........................        5

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     The Company capitalizes interest costs associated with the construction and installation of plant and equipment. During the fiscal years ended December 31, 1994 and 1995, approximately $871,000 and $1,559,000 of interest cost was capitalized, respectively. There was no interest cost capitalized in fiscal 1996. During the nine months ended June 30, 1997, approximately $136,000 of interest cost was capitalized.

OTHER ASSETS

     Other assets consist of the following:


                                                               DECEMBER 31,    SEPTEMBER 30,    JUNE 30,
                                                                   1995            1996           1997
                                                               ------------    -------------    --------
                                                                            (IN THOUSANDS)
Debt issuance costs (Note 2)...............................      $ 5,071          $ 2,143       $ 4,242
Package design costs.......................................        1,274            1,456         1,492
Other......................................................        1,151            1,150         1,099
                                                                 -------          -------       -------
                                                                   7,496            4,749         6,833
Accumulated amortization...................................       (3,809)          (2,127)       (2,621)
                                                                 -------          -------       -------
                                                                 $ 3,687          $ 2,622       $ 4,212
                                                                 =======          =======       =======



     Debt issuance costs relate to expenditures incurred in connection with obtaining long-term debt. These costs are being amortized over the life of the related debt using the effective interest rate method. Debt issuance costs, net of accumulated amortization, were $3,597,000 at June 30, 1997.



     Package design costs relate to certain incremental third party costs to design artwork and produce die plates and negatives necessary to manufacture and print packaging materials according to the Company's and customer's specification. These costs are amortized ratably over a two-year period. In the event that product packaging is discontinued prior to the end of the amortization period, the respective package design costs are written off. Package design costs, net of accumulated amortization, were $449,000 at June 30, 1997.



CHANGE IN ACCOUNTING POLICIES



     In conjunction with its planned initial public offering, the Company elected to expense all start up costs incurred related to the 1995/1996 plant expansion. In addition, the Company has elected to expense all product placement fees incurred related to the 1996/1997 introduction of flavored pasta. The related financial statements have been restated retroactively.


INCOME TAXES

     The Company accounts for income taxes in accordance with the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options and have adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of the Company's employee stock options is

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NET INCOME (LOSS) PER COMMON SHARE

     Net income (loss) per common share is calculated using the weighted-average number of common shares and common equivalent shares, to the extent dilutive, outstanding during the periods. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, stock issued and common stock options granted by the Company during the 12 months preceding the filing date for its planned initial public offering have been included in the calculation of weighted-average common and common equivalent shares outstanding, using the treasury stock method based on the assumed initial public offering price of
$      , as if the stock and options were outstanding for all periods presented.

2. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               DECEMBER 31,    SEPTEMBER 30,    JUNE 30,
                                                                   1995            1996           1997
                                                               ------------    -------------    --------
                                                                            (IN THOUSANDS)
Term loans.................................................      $ 93,750        $ 94,813       $85,938
Capital lease, 15-year term with three, five-year renewal
  options, at an imputed interest rate of 12.5%............         3,657           3,586         3,509
Capital lease, eight-year term at an imputed interest rate
  of 8.5%..................................................         2,210           2,260         2,124
Other......................................................           944             703         1,614
                                                                 --------        --------       -------
                                                                  100,561         101,362        93,185
Less current portion.......................................         3,109           8,078         3,685
                                                                 --------        --------       -------
                                                                 $ 97,452        $ 93,284       $89,500
                                                                 ========        ========       =======

     In April 1997, the Company amended and restated its principal credit agreement in conjunction with a sale of $22.3 million of the Company's common stock to existing stockholders. With the net proceeds from the common stock sale, the Company repaid then outstanding borrowings under the revolving credit agreement and prepaid scheduled long-term debt payments due through December 31, 1997.

     The amended and restated credit agreement (i) created a $45 million D term loan which will be used in combination with the proceeds from the common stock sale to finance the Company's expansion of capital assets; (ii) increased the Company's revolving credit facility from $17.5 million to $25 million and (iii) modified certain covenant provisions. At June 30, 1997, the Company had $45 million available to borrow under the D term credit facility.

     Debt issuance costs of approximately $2.1 million related to the April refinancing were capitalized as deferred debt issuance costs during 1997.

     In July 1994 and February 1996, the Company refinanced certain of its credit facilities. The unamortized balance of debt issuance costs which related to the previous debt were written off, net of related tax benefits, as an extraordinary loss on debt extinguishment as required by generally accepted accounting principles. These amounts were $329,000 ($204,000 net of taxes) in fiscal 1994 and $2.6 million ($1.6 million net of taxes) in fiscal 1996.

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

2. LONG-TERM DEBT -- (CONTINUED)

     The interest rates and principal maturity terms of the credit facility are as follows:

                                                                                             FINAL
         FACILITY                AMOUNT                   INTEREST RATE                  MATURITY DATE
         --------                ------                   -------------                  -------------
                             (IN THOUSANDS)
Term Loan A................     $ 18,000          LIBOR + 3.00% or prime + 2.00%         February 2000
Term Loan B................       19,900          LIBOR + 3.25% or prime + 2.25%         February 2002
Term Loan C................       54,700          LIBOR + 3.75% or prime + 2.75%         February 2004
Term Loan D................       45,000          LIBOR + 3.75% or prime + 2.75%         February 2004
                                --------
                                 137,600
Maximum Revolving Credit
  Facility.................       25,000          LIBOR + 3.00% or prime + 2.00%         February 2000
                                --------
                                $162,600
                                ========

     Debt principal is to be repaid in varying quarterly installments with interest over the terms shown above.

     The borrowing under the Revolving Credit Facility is limited to the lesser of $25 million or available collateral as defined in the amended credit agreement. At June 30, 1997, the revolving credit line had approximately $24.5 million available for future borrowings, subject to borrowing base limitations and outstanding letters of credit.

     The following information related to the revolving credit facility is presented for the years ended December 31, 1994 and 1995, the nine-month fiscal period ended September 30, 1996 and the nine months ended June 30, 1997.

                                                  1994    1995    1996    1997
                                                  ----    ----    ----    ----
Weighted-average interest rate..................   7.9%    9.0%    8.4%    8.6%

     Annual maturities of long-term debt and capital lease obligations for each of the next five years ended June 30, are as follows:

                                                   LONG-TERM   CAPITAL
                      YEAR                           DEBT      LEASES     TOTAL
                      ----                         ---------   -------    -----
                                                          (IN THOUSANDS)
1998.............................................   $ 2,875    $ 1,558
1999.............................................     6,000      1,521
2000.............................................     7,300      1,335
2001.............................................    10,150        994
2002.............................................    13,750        994
Thereafter.......................................    45,863      5,460
                                                    -------    -------
                                                     85,938     11,862   $97,800
Less imputed interest............................        --      4,615     4,615
                                                    -------    -------   -------
Present value of net minimum payments............    85,938      7,247    93,185
Less current portion.............................     2,875        810     3,685
                                                    -------    -------   -------
Long-term obligations............................   $83,063    $ 6,437   $89,500
                                                    =======    =======   =======

     The term loans and revolving credit agreement contain various restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

2. LONG-TERM DEBT -- (CONTINUED)
the payment of dividends, stock purchases, and capital spending, and the Company's ability to enter into certain contractual arrangements. In addition to the above scheduled principal maturities, the credit agreement also provides that excess cash flow (as annually defined) will be used to fund future principal maturities. The facilities are secured by substantially all assets of the Company.

     The Company leases certain assets under capital lease agreements. At December 31, 1995, September 30, 1996 and June 30, 1997, the cost of these assets was $6,987,000, $7,128,000 and $7,949,000, respectively, and related accumulated amortization was $155,000, $642,000 and $556,000, respectively.

3. INCOME TAXES

     At June 30, 1997, the Company has net operating loss carryforwards of $26.6 million for federal income tax purposes that expire in varying amounts through the year 2010. The Company also has state income enterprise zone credits of approximately $1 million that expire in 1997.

     The Company has established a valuation allowance of $1,031,000 for state enterprise zone credits that are available but are not expected to be realized. Management believes it is more likely than not that remaining deferred tax assets will be realized through the generation of future taxable income and available tax planning strategies.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                             DECEMBER 31,   SEPTEMBER 30,   JUNE 30,
                                                                 1995           1996          1997
                                                             ------------   -------------   --------
                                                                         (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforward..........................    $ 5,012         $ 9,730      $10,573
  State enterprise zone credits............................      1,031           1,031        1,031
  AMT credit carryforward..................................        561             561          515
  Other....................................................      1,064           1,888        1,084
                                                               -------         -------      -------
Total deferred tax assets..................................      7,668          13,210       13,203
Deferred tax liabilities:
  Book basis of tangible assets greater than tax...........      4,311           6,721        8,756
  Other....................................................        166             710          473
                                                               -------         -------      -------
Total deferred tax liabilities.............................      4,477           7,431        9,229
                                                               -------         -------      -------
Net deferred tax assets before allowance...................      3,191           5,779        3,974
Valuation allowance for deferred tax assets................     (1,031)         (1,031)      (1,031)
                                                               -------         -------      -------
Net deferred tax assets....................................    $ 2,160         $ 4,748      $ 2,943
                                                               =======         =======      =======

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

3. INCOME TAXES -- (CONTINUED)
     Significant components of the provision for income taxes are as follows:


                                                            YEAR ENDED       NINE MONTHS     NINE MONTHS
                                                           DECEMBER 31          ENDED           ENDED
                                                          --------------    SEPTEMBER 30,     JUNE 30,
                                                           1994     1995        1996            1997
                                                           ----     ----    -------------    -----------
                                                                          (IN THOUSANDS)
Current income tax expense............................    $  316    $  6       $    --         $   --
Deferred tax expense (benefit)........................     1,134     264        (1,556)         1,878
Change in valuation allowance.........................        34      --            --             --
                                                          ------    ----       -------         ------
Net income tax expense (benefit)......................    $1,484    $270       $(1,556)        $1,878
                                                          ======    ====       =======         ======


     The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is as follows:


                                                            YEAR ENDED       NINE MONTHS     NINE MONTHS
                                                           DECEMBER 31          ENDED           ENDED
                                                          --------------    SEPTEMBER 30,     JUNE 30,
                                                           1994     1995        1996            1997
                                                           ----     ----    -------------    -----------
                                                                          (IN THOUSANDS)
Income (loss) before income taxes.....................    $3,870    $746       $(4,107)        $4,928
U.S. statutory tax rate...............................       x34%    x34%          x34%           x34%
                                                          ------    ----       -------         ------
Federal income tax expense (benefit) at U.S. statutory
  rate................................................     1,316     254        (1,396)         1,676
State income tax expense (benefit), net of federal tax
  effect..............................................       155      30          (165)           196
Change in valuation allowance.........................        34      --            --             --
Other, net............................................       (21)    (14)            5              6
                                                          ------    ----       -------         ------
Net income tax expense (benefit)......................    $1,484    $270       $(1,556)        $1,878
                                                          ======    ====       =======         ======


4. COMMITMENTS AND CONTINGENCIES

     In April 1997, the Company entered into a long-term supply arrangement in which the Company is obligated to produce and the customer is obligated to purchase certain minimum annual volumes of pasta products beginning in fiscal 1998. In order to fulfill its obligations under the contract, the Company will be required to expand significantly its available production capacity.

     The Company has committed approximately $86 million to expand significantly its existing manufacturing, milling and distribution facilities. The expansion assets are anticipated to be placed in service during fiscal 1998. As of June 30, 1997, cumulative expansion expenditures are $7,839,000, including capitalized interest of $136,000. The remaining expansion costs will be funded from a portion of the proceeds from the Company's common stock sale (see Note
12), available bank debt credit facilities and cash provided by operations.

     The Company had durum wheat purchase commitments totaling approximately $7.9 million, $8.0 million and $6.3 million at December 31, 1995, September 30, 1996 and June 30, 1997, respectively.

     Under an agreement with its predominant rail carrier, the Company is obligated to transport specified wheat volumes. In the event the specified transportation volumes are not met, the Company is required to reimburse certain rail carrier costs. The Company is in compliance with the volume obligations at June 30, 1997.

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

5. MAJOR CUSTOMERS

     Sales to a certain customer during the years ended December 31, 1994 and 1995, the fiscal nine-months ended September 30, 1996 and the nine-months ended June 30, 1997 represented 38%, 33%, 27% and 27% of revenues, respectively. Sales to a second customer during the years ended December 31, 1994 and 1995, the fiscal nine-months ended September 30, 1996 and the nine-months ended June 30, 1997 represented 12%, 23%, 19% and 21% of revenues, respectively.

6. STOCK OPTION PLAN

     In October 1992, a stock option plan was established that authorizes the granting of options to purchase up to 196,000 shares of the Company's no par common stock by certain officers and key employees. In October 1993, an additional plan was established that authorizes the granting of options to purchase up to 13,500 shares of the Company's no par common stock. The stock options expire 10 years from the date of grant and become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements.

                                                                              WEIGHTED
                                                                              AVERAGE
                                                   NUMBER OF   OPTION PRICE   EXERCISE
                                                    SHARES       PER SHARE     PRICE     EXERCISABLE
                                                   ---------   ------------   --------   -----------
Outstanding at December 31, 1993.................    92,292    $14.27-$30.17   $23.89       45,432
  Exercised......................................        --
  Granted........................................    19,030       $30.17       $30.17
  Canceled/Expired...............................    (1,500)      $30.17       $30.17
                                                    -------
Outstanding at December 31, 1994.................   109,822    $14.27-$30.17   $24.89       61,064
  Exercised......................................        --
  Granted........................................    55,375       $75.00       $75.00
  Canceled/Expired...............................        --
                                                    -------
Outstanding at December 31, 1995.................   165,197    $14.27-$75.00   $41.64       74,354
  Exercised......................................        --
  Granted........................................       200       $75.00       $75.00
  Canceled/Expired...............................      (100)      $75.00       $75.00
                                                    -------
Outstanding at September 30, 1996................   165,297    $14.27-$75.00   $41.71       88,302
  Exercised......................................        --
  Granted........................................    42,135    $43.06-$75.00   $54.08
  Canceled/Expired...............................    (7,930)   $30.17-$75.00   $73.30
                                                    -------
Outstanding at June 30, 1997.....................   199,502    $14.27-$75.00   $43.06      108,068
                                                    =======

     The following table summarizes outstanding and exercisable options at June 30, 1997:

                                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                            ------------------------------   ------------------------------
                                              NUMBER      WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
             EXERCISE PRICES                OUTSTANDING    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
             ---------------                -----------   ----------------   -----------   ----------------
$14.27-$14.61.............................    36,930           $14.47          36,930           $14.47
$30.17....................................    72,592            30.17          52,738            30.17
$43.06....................................    27,600            43.06           9,200            43.06
$75.00....................................    62,380            75.00           9,200            75.00

     Compensation expense totaling $144,000 was recorded during the year ended December 31, 1994 related to the vesting of compensatory stock options.

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

6. STOCK OPTION PLAN -- (CONTINUED)

     SFAS No. 123 requires the disclosure of pro forma net income and earnings per share for stock-based awards as if the Company had used the fair value method of accounting for such awards. Under SFAS No. 123, the fair value is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method with the following weighted-average assumptions: expected life, 18 months following vesting; no stock volatility; risk free interest rate of 6% and no dividends during the expected term. Based on these calculations, the effect of applying SFAS No. 123's fair value method to the Company's stock-based awards granted subsequent to December 15, 1994 results in pro forma net income of $3,027,000 and earnings
per share of $       for the nine months ended June 30, 1997, which are not
materially different from amounts reported.


7. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan organized under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows all qualifying employees to contribute up to the tax deferred contribution limit allowable by the Internal Revenue Service. The Company will match 50% of the employee contributions up to a maximum employee contribution of 6% of the employee's salary and may contribute additional amounts to the plan as determined annually by the Board of Directors. Employer contributions related to the plan totaled $133,000, $139,000, $124,000 and $140,000 for the years ended
December 31, 1994 and 1995, the fiscal nine-months ended September 30, 1996 and the nine-months ended June 30, 1997, respectively.

8. PLANT EXPANSION COSTS

     Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, reported as a separate line item in the statement of operations. Plant expansion costs amounted to $484,000 and $2,065,000 for the years ended December 31, 1994 and 1995, respectively.

9. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                              NINE MONTHS    NINE MONTHS
                                                YEAR ENDED     YEAR ENDED        ENDED          ENDED
                                               DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,    JUNE 30,
                                                   1994           1995           1996           1997
                                               ------------   ------------   -------------   -----------
                                                                    (IN THOUSANDS)
Supplemental disclosure of cash flow
  information:
  Cash paid for interest.....................     $5,110         $9,675         $8,101         $7,520
                                                  ======         ======         ======         ======
Cash paid for income taxes...................     $  250         $  100         $   50         $    2
                                                  ======         ======         ======         ======

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997

10. PRODUCT INTRODUCTION COSTS

     During 1996, the Company began distribution of its Pasta LaBella flavored pasta products into the United States' retail grocery trade. Introduction of these products was supported by significant advertising, promotions and other initiatives. The Company's results include the following product introduction expenses for the following periods:


                                                           NINE MONTHS     NINE MONTHS
                                                              ENDED           ENDED
                                                          SEPTEMBER 30,     JUNE 30,
                                                              1996            1997
                                                          -------------    -----------
                                                                 (IN THOUSANDS)
Introductory advertising..............................       $3,587          $  137
In-store product demonstrations.......................          692             307
Direct response advertising amortization..............          166             200
Product placement fees paid...........................        3,113           1,333
Introductory trade incentives.........................          268              --
Other.................................................          296             157
                                                             ------          ------
Total product introduction costs......................       $8,122          $2,134
                                                             ======          ======


11. NOTES RECEIVABLE FROM OFFICERS

     In April 1997, certain officers of the Company acquired 6,909 shares of common stock. At the same time, the Company loaned these officers $298,000, all of which remains outstanding at June 30, 1997. The loans which were evidenced by promissory notes are due in three equal installments with the final payment due April 2000. The notes are collateralized by the pledge of shares of common stock of the Company, may be prepaid in part or in full without notice or penalty and bear interest at the applicable federal rate in effect on the first day of each quarter. These loans, evidenced by promissory notes, are classified as a reduction to stockholders equity in the accompanying balance sheet at June 30, 1997.


12. SUBSEQUENT EVENTS


     Prior to the consummation of the Company's initial public offering, the Company will amend and restate its certificate of incorporation and effect a recapitalization, pursuant to which each share of common stock and Class A common stock of the Company outstanding immediately prior to the
recapitalization will be converted into        shares of Class A common stock.


     In connection with the proposed initial public offering, the Company has received from its lender a commitment letter for a new $150 million unsecured revolving credit facility pending successful completion of the public offering.

                         AMERICAN ITALIAN PASTA COMPANY

                                 JUNE 30, 1997


13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



     The following table sets forth certain financial data of the Company for each thirteen week period. The financial data for each of these quarters is unaudited but includes all adjustments, consisting of only normal recurring adjustments, which the Company believes to be necessary for a fair presentation. These operating results, however, are not necessarily indicative of results for any future period.



                                                                                           NINE-MONTH
                                                                                          PERIOD ENDED
                                                    DECEMBER 31,   MARCH 31,   JUNE 30,     JUNE 30,
                                                        1996         1997        1997         1997
                                                    ------------   ---------   --------   ------------
                                                          (000'S OMITTED EXCEPT PER SHARE DATA)
Revenues..........................................    $29,547       $32,117    $31,952      $93,616
Gross profit......................................      8,398         8,388      9,009       25,795
Operating profit..................................      3,252         4,376      5,100       12,728
Income (loss) before income tax and extraordinary
  loss............................................        700         1,620      2,608        4,928
Net income (loss).................................        432         1,005      1,613        3,050
Earnings per share................................



                                                                                           NINE-MONTH
                                                                                          FISCAL PERIOD
                                                                                              ENDED
                                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                     1996        1996         1996            1996
                                                   ---------   --------   -------------   -------------
Revenues.........................................   $24,975    $32,464       $34,635         $92,074
Gross profit.....................................     5,518      8,474         9,527          23,519
Operating profit.................................     1,754        789         1,373           3,916
Income (loss) before income tax and extraordinary
  loss...........................................      (867)    (1,873)       (1,367)         (4,107)
Net income (loss)................................    (2,177)    (1,150)         (871)         (4,198)
Earnings per share...............................



                                                                                             FISCAL YEAR
                                                                                                ENDED
                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,     DECEMBER 31,
                                      1995        1995         1995            1995             1995
                                    ---------   --------   -------------   ------------     ------------
Revenues..........................   $18,718    $21,676       $23,434        $29,075           $92,903
Gross profit......................     2,953      4,216         3,418          6,400            16,987
Operating profit..................     1,200      2,384         1,299          3,871             8,754
Income (loss) before income tax
  and extraordinary loss..........      (544)       597          (431)         1,124               746
Net income (loss).................      (337)       373          (267)           707               476
Earnings per share................

                        AIPC PASTA PRODUCTION FACILITIES



  [Photographs of the equipment contained in the Company's pasta production facilities.]

                                   AIPC LOGO

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                       AIPC LOGO
                      [ALTERNATE INTERNATIONAL COVER PAGE]
PROSPECTUS (Subject to Completion)

Issued September    , 1997


                                           Shares

                         American Italian Pasta Company

                              CLASS A COMMON STOCK
                            ------------------------

  OF THE         SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY,
 SHARES ARE BEING SOLD BY THE COMPANY AND         SHARES ARE BEING SOLD BY THE
SELLING STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF CLASS A COMMON STOCK
BY THE SELLING STOCKHOLDER. OF THE         SHARES OF CLASS A COMMON STOCK BEING
 OFFERED HEREBY,         SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED
STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND         SHARES ARE BEING
OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE
 "UNDERWRITERS." PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL
PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $   AND $   . SEE "UNDERWRITERS"
  FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL
                             PUBLIC OFFERING PRICE.
                            ------------------------

THE COMPANY HAS TWO CLASSES OF AUTHORIZED COMMON STOCK CONSISTING OF THE CLASS A
   COMMON STOCK OFFERED HEREBY AND CLASS B COMMON STOCK. SEE "DESCRIPTION OF CAPITAL STOCK." HOLDERS OF CLASS A COMMON STOCK ARE ENTITLED TO ONE VOTE PER SHARE ON EACH MATTER SUBMITTED TO A VOTE OF STOCKHOLDERS. THE CLASS B COMMON
 STOCK IS NON-VOTING EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES AND AS REQUIRED BY LAW. ALL HOLDERS OF COMMON STOCK ARE ENTITLED TO RECEIVE SUCH DIVIDENDS AND
  DISTRIBUTIONS, IF ANY, AS MAY BE DECLARED FROM TIME TO TIME BY THE BOARD OF
                                   DIRECTORS.
                            ------------------------

  APPLICATION HAS BEEN MADE FOR LISTING OF THE CLASS A COMMON STOCK ON THE NEW
                  YORK STOCK EXCHANGE UNDER THE SYMBOL "PLB."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                         UNDERWRITING
                                      PRICE TO           DISCOUNTS AND         PROCEEDS TO          PROCEEDS TO
                                       PUBLIC           COMMISSIONS(1)         COMPANY(2)       SELLING STOCKHOLDER
                                      --------          --------------         -----------      -------------------
Per Share......................           $                    $                    $                    $
Total(3).......................           $                    $                    $                    $

------------
   (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
   (2) Before deducting expenses payable by the Company estimated at $        .
   (3) The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to
       purchase up to an aggregate of       additional Shares of Class A Common
       Stock at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds
       to Selling Stockholder will be $        , $        , $        , and
       $        , respectively. See "Underwriters."
                            ------------------------

     The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares of Class A Common Stock
will be made on or about           , 1997 at the office of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
             ALEX. BROWN & SONS
                     INTERNATIONAL
                           GOLDMAN SACHS INTERNATIONAL
                                      GEORGE K. BAUM & COMPANY

          , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the Offering described in this Amendment to Registration Statement.

Securities and Exchange Commission registration fee.........  $   34,849
NASD Examination Fee........................................      12,000
New York Stock Exchange Listing Fee.........................      *
Accounting Fees and Expenses................................      *
Printing and Engraving Expenses.............................      *
Legal Fees and Expenses.....................................      *
Blue Sky Fees and Expenses..................................      *
Transfer Agent and Registrar Fees and Expenses..............      *
Miscellaneous...............................................      *
                                                              ----------
     Total..................................................  $   *
                                                              ==========

-------------------------
* To be completed by amendment.

     The foregoing items, except for the Securities and Exchange Commission, NASD and New York Stock Exchange fees, are estimated. All expenses will be borne by the Company.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Section 145 of the Delaware General Corporation Law ("DGCL"), empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Charter and By-laws of the Company provide that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The Charter and By-laws will permit the board of directors to authorize the Company to purchase and obtain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his or her capacity as such. Reference is made to Article V of the Company's Charter filed as Exhibit 3.1 hereto and to Article VI of the Company's By-laws filed as Exhibit 3.2 hereto.

     As permitted by the DGCL, the Company's Charter provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for a breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit.



     The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Registrant's directors, its officers who signed the Registration Statement and its controlling persons and by the Registrant of the Underwriters, directors and their controlling persons against certain liabilities, including liabilities under the Securities Act, under certain circumstances. Reference is also made to the Amended and Restated Stockholders Agreement filed as Exhibit 10.9 hereto, for a description of certain other indemnification arrangements relating to directors and officers of the Company.



ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES



     In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act:



     (a) On January 14, 1994, the Company issued to Horst W. Schroeder 505 Shares of Old Common Stock (as defined under "Description of Capital Stock -- General" in the Prospectus) for an aggregate purchase price of $15,236, or $30.17 per share, in lieu of cash compensation under a consulting agreement between HWS Associates, Inc., an entity owned by Mr. Schroeder, and the Company (the "Schroeder Consulting Agreement").



     (b) On March 8, 1995, the Company issued to Mr. Schroeder 3,490 shares of Old Common Stock for an aggregate purchase price of $105,293, or $30.17 per share, in lieu of cash compensation under the Schroeder Consulting Agreement.



     (c) On December 28, 1995, the Company issued to Mr. Schroeder 1,910 shares of Old Common Stock for a purchase price of $57,625, or $30.17 per share, in lieu of cash compensation under the Schroeder Consulting Agreement.



     (d) On April 4, 1996, the Company issued to Mr. Schroeder 1,098 shares of Old Common Stock for a purchase price of $33,127, or $30.17 per share, in lieu of cash compensation under the Schroeder Consulting Agreement.



     Each of the sales of securities referenced in paragraphs (a)-(d) above were made to Mr. Schroeder, Chairman of the Board of Directors, for investment purposes, a restrictive legend was included on the stock certificates, and no underwriters were involved. All of such sales were made in reliance upon an exemption from the registration requirements of the Securities Act set forth in
Section 4(2) thereof.



     (e) On April 13, 1995 the Company issued an aggregate of 3,315 shares of Old Common Stock to certain of the Company's then-executive officers, including Timothy S. Webster, David E. Watson, Norman F. Abreo, David
         B. Potter and Darrel Bailey, for an aggregate purchase price of $100,014, or $30.17 per share. These shares were purchased with funds loaned by the Company evidenced by promissory notes made payable to the Company over a three year period with interest at the then applicable federal rate.



     (f) On July 7, 1995, the Company issued to JSS Management Co. Ltd., of which Mr. Schlindwein, a director of the Company, and his wife are the general partner and limited partner, respectively, 3,314 shares of Old Class A Common Stock (as defined under "Description of Capital Stock -- General" in the Prospectus) for a purchase price of $99,983, or $30.17 per share.



     (g) On April 15, 1997, the Company issued an aggregate of 517,695 shares of Old Class A Common Stock at a purchase price of $43.06 per share, aggregating $22,291,947, to all but one of the then-current stockholders of the Company and several members of the Company's management team

(the "1997 Private Equity Financing"), all of whom are officers, directors and senior managers or a spouse thereof. In particular, the Company issued 418,021 shares to the MSCP Funds (as defined in the Prospectus), 69,670 shares to affiliated investment funds of George K. Baum & Company, an aggregate of 8,000 shares to a trust of which Mr. Schroeder is the trustee and members of his family are the beneficiaries, an aggregate of 4,645 shares to Mr. Schlindwein, his wife and JSS Management Co. Ltd., an aggregate of 3,301 shares to Mr. Webster and trusts for the benefit of members of his family, 6,933 shares to David E. Watson, 847 shares to Norman F. Abreo and 2,124 shares to David P. Potter.



     In each of the sales of securities referenced in paragraphs (e)-(g) above, the purchasers made representations as to their investment intent, a restrictive legend was included on the stock certificates, and no underwriters were involved. All of such sales were made in reliance upon an exemption from the registration requirements of the Securities Act set forth in Section 4(2) thereof.



     (h) On June 24, 1997, the Company issued 5,088 shares of Old Class A Common Stock to the American Italian Pasta Company Retirement Savings Plan pursuant to an exemption from registration requirements set forth in
         Section 3(a)(2) of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBIT INDEX


     The exhibit index is set forth on page II-5 of this Amendment to Registration Statement and is hereby incorporated herein by reference.


     (B) FINANCIAL STATEMENT SCHEDULES

     No financial statement schedules are filed as part of this Amendment to Registration Statement for the reason that they are not required or are not applicable, or the required information is shown in the Financial Statements or Notes thereto.


ITEM 17. UNDERTAKINGS



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



     The undersigned Registrant hereby undertakes that:



          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (3) It will provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Excelsior Springs, State of Missouri, as of the 12th day of September, 1997.


                                          AMERICAN ITALIAN PASTA COMPANY

                                          By:    /s/ TIMOTHY S. WEBSTER
                                            ------------------------------------
                                                     Timothy S. Webster
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   *                       Chairman of the Board of Directors         September 12, 1997
---------------------------------------
          Horst W. Schroeder

        /s/ TIMOTHY S. WEBSTER             President, Chief Executive Officer and     September 12, 1997
---------------------------------------    Director (Principal Executive Officer)
          Timothy S. Webster

                   *                       Executive Vice President and Chief         September 12, 1997
---------------------------------------    Financial Officer, Treasurer and
            David E. Watson                Secretary (Principal Financial and
                                           Accounting Officer)

                   *                       Director                                   September 12, 1997
---------------------------------------
           Jonathan E. Baum

                   *                       Director                                   September 12, 1997
---------------------------------------
             David Y. Howe

                   *                       Director                                   September 12, 1997
---------------------------------------
           Robert H. Niehaus

                   *                       Director                                   September 12, 1997
---------------------------------------
             Amy S. Rosen

                   *                       Director                                   September 12, 1997
---------------------------------------
         James A. Schlindwein

                   *                       Director                                   September 12, 1997
---------------------------------------
          Lawrence B. Sorrel

                   *                       Director                                   September 12, 1997
---------------------------------------
          Richard C. Thompson


*By:     /s/ TIMOTHY S. WEBSTER
     ---------------------------------
            Timothy S. Webster
             Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

 1.1*     Form of Underwriting Agreement
 3.1**    Form of Amended and Restated Certificate of Incorporation of
          the Company
 3.2**    Form of Amended and Restated By-Laws of the Company
 4.1*     Form of specimen certificate representing the Company's
          Class A Common Stock
 4.2*     Form of specimen certificate representing the Company's
          Class B Common Stock
 5.1*     Opinion of Sonnenschein Nath & Rosenthal
 8.1      Opinion of Sonnenschein Nath & Rosenthal with respect to
          certain tax matters
10.1**    Credit Agreement among the Company, various banks named
          therein, Bankers Trust Company and Morgan Stanley Senior
          Funding, Inc. dated as of October 30, 1992, as amended and restated as of April 11, 1997
10.2**+   Manufacturing and Distribution Agreement dated as of April
          15, 1997 between CPC International Inc. and the Company
10.3**+   Amended and Restated Supply Agreement dated October 29,
          1992, as amended July 1, 1997, between the Company and Sysco
          Corporation
10.4**    Warehouse Lease dated May 23, 1995 between the Company and
          Lanter Company
10.5*     Employment Agreement dated             , 1997 between the
          Company and Timothy S. Webster
10.6*     Employment Agreement dated               , 1997 between the
          Company and Horst W. Schroeder
10.7*     Employment Agreement dated             , 1997 between the
          Company and David E. Watson
10.8*     Employment Agreement dated             , 1997 between the
          Company and Norman F. Abreo
10.9      Form of Amended and Restated Stockholders Agreement dated
                              , 1997
10.10**   American Italian Pasta Company 1992 Stock Option Plan
10.11**   American Italian Pasta Company 1993 Non-Qualified Stock
          Option Plan
10.12     1996 Salaried Bonus Plan
10.13*    1997 Equity Incentive Plan
23.1      Consent of Ernst & Young LLP
23.2*     Consent of Sonnenschein Nath & Rosenthal (to be included in
          Exhibit 5.1 and Exhibit 8.1)
24.1**    Powers of Attorney (included on signature page)
27.1      Financial Data Schedule

-------------------------
 * To be filed by amendment
** Previously filed
 + Confidential treatment has been requested for portions of this document. The redacted material has been filed separately with the Commission pursuant to a pending application for confidential treatment.

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